                                                                  EXHIBIT (a)(1)

                          OFFER TO PURCHASE FOR CASH
              ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK AND
           ANY AND ALL OUTSTANDING WARRANTS TO PURCHASE COMMON STOCK

                                      OF

                              AQUA ALLIANCE INC.

                                      BY

                         AQUA ACQUISITION CORPORATION
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY

                                      OF

                                    VIVENDI

                                      AT

                    $2.90 NET PER SHARE OF COMMON STOCK AND
                             $0.40 NET PER WARRANT


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 12, 1999, UNLESS THE OFFER IS EXTENDED.


  THE BOARD OF DIRECTORS OF AQUA ALLIANCE INC. (THE "COMPANY"), ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE THEREOF, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER (AS SUCH TERMS ARE DEFINED HEREIN) ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND WARRANTHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DECLARED THE MERGER AGREEMENT ADVISABLE AND RESOLVED TO RECOMMEND THAT STOCKHOLDERS AND WARRANTHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES AND WARRANTS PURSUANT TO THE OFFER.

                               ----------------

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES OF CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE, OF THE COMPANY (THE "SHARES") AND WARRANTS TO PURCHASE SHARES ("WARRANTS") THAT WOULD, WHEN AGGREGATED WITH THE SHARES AND WARRANTS OWNED DIRECTLY OR INDIRECTLY BY VIVENDI, REPRESENT AT LEAST 90% OF ALL SHARES THEN OUTSTANDING (ASSUMING EXERCISE OF ALL SUCH WARRANTS (THE "MINIMUM CONDITION")) AND (ii) THERE NOT BEING ANY STATUTE, RULE OR REGULATION OR ANY DECREE, ORDER OR INJUNCTION PROMULGATED, ENACTED, ENTERED OR ENFORCED BY ANY UNITED STATES FEDERAL OR STATE GOVERNMENT, OR OTHER GOVERNMENTAL ENTITY WHICH WOULD PROHIBIT OR RESTRICT CONSUMMATION OF THE OFFER OR THE MERGER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER--SECTION 10. CERTAIN CONDITIONS OF THE OFFER."

                               ----------------

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares and any holder of Warrants ("Warrantholder") desiring to tender all or any portion of such Warrantholder's Warrants either should (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver it together with the certificate(s) representing validly tendered Shares or Warrants and any other required documents to the Depositary (as defined herein) or tender such Shares or Warrants pursuant to the procedures for book-entry transfer set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants" or (ii) request such stockholder's and/or Warrantholder's broker, dealer, commercial bank, trust company or other nominee to effect such transaction. A stockholder whose Shares or a Warrantholder whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such person desires to tender such Shares or Warrants.

  A stockholder who desires to tender the Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants."

  A Warrantholder who desires to tender Warrants and whose certificates representing such Warrants are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Warrants by following the procedures for guaranteed delivery set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants."

  Questions and requests for assistance may be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks, trust companies and other nominees.

                               ----------------

 THIS TRANSACTION HAS NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS  THE COMMISSION PASSED  UPON THE FAIRNESS OR
    MERITS OF  SUCH TRANSACTION NOR UPON  THE ACCURACY OR ADEQUACY  OF THE
      INFORMATION CONTAINED IN THIS  DOCUMENT. ANY REPRESENTATION TO THE
       CONTRARY IS UNLAWFUL.

                               ----------------

                     The Dealer Manager for the Offer is:

                            Lazard Freres & Co. llc

                             30 Rockefeller Plaza
                           New York, New York 10020
                                (212) 632-6717

July 16, 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          -----
INTRODUCTION.............................................................     1

SPECIAL FACTORS..........................................................     3

  Background of the Offer and the Merger; Contacts with the Company......     3
  Recommendation of the Special Committee and the Company Board; Fairness
   of the Offer and the Merger...........................................     8
  Opinion of Beacon......................................................     9
  Company Financial Projections..........................................    15
  Position of Parent and the Purchaser Regarding Fairness of the Offer
   and the Merger........................................................    16
  Analysis of Investment Banker to Parent................................    17
  Forward Looking Statements.............................................    19
  Purpose and Structure of the Offer and the Merger; Plans for the
   Company After the Offer and the Merger................................    20
  Rights of Stockholders in the Offer and the Merger.....................    23
  The Merger Agreement...................................................    24
  Interests of Certain Persons in the Offer and the Merger...............    27
  Beneficial Ownership of the Shares and Warrants........................    29
  Related Party Transactions.............................................    30
  Financing of the Offer and the Merger..................................    31
  Certain U.S. Federal Income Tax Consequences...........................    32

THE TENDER OFFER.........................................................    33
   1.Terms of the Offer..................................................    33
   2.Acceptance for Payment and Payment..................................    34
   3.Procedures for Accepting the Offer and Tendering the Shares and
     Warrants............................................................    35
   4.Withdrawal Rights...................................................    38
   5.Price Range of the Shares and Warrants; Dividends...................    39
   6. Possible Effects of the Offer on the Market for the Shares and
      Warrants; AMEX Listing; Exchange Act Registration; Margin
      Regulations........................................................    40
   7.Certain Information Concerning the Company..........................    42
   8.Certain Information Concerning Parent and the Purchaser.............    45
   9.Source and Amount of Funds..........................................    46
  10.Certain Conditions of the Offer.....................................    46
  11.Certain Legal Matters; Required Regulatory Approvals................    47
  12.Certain Fees and Expenses...........................................    51
  13.Miscellaneous.......................................................    51

SCHEDULE I Directors and Executive Officers of Parent, the Purchaser and
 the Company.............................................................   I-1
SCHEDULE II  Opinion of The Beacon Group Capital Services, LLC...........  II-1
SCHEDULE III Section 262 of the Delaware General Corporation Law......... III-1
SCHEDULE IV  Audited Financial Statements for the Company for the Years
             Ended October 31, 1997 and October 31, 1998.................  IV-1
SCHEDULE V   Unaudited Financial Statements for the Company for the Six-
             Month Periods
             Ended April 30, 1998 and April 30, 1999.....................   V-1

To All Holders of Shares of Common Stock and
Holders of Warrants to Purchase Shares of Common Stock of Aqua Alliance Inc.:

                                 INTRODUCTION

  Aqua Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Vivendi ("Parent"), a societe anonyme organized under the laws of the Republic of France, hereby offers to purchase
(i) all outstanding shares of Class A Common Stock, par value $.001 per share (the "Shares") of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a purchase price of $2.90 per Share (the "Share Offer Price") and (ii) all outstanding Warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 ("Warrants"), at the purchase price of $0.40 per Warrant (the "Warrant Offer Price"), in each case, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

  Parent currently beneficially owns 153,714,675 Shares, constituting approximately 83% of the issued and outstanding Shares at July 9, 1999. Parent currently does not directly or beneficially own any Warrants. Nominees of Parent currently constitute a majority of the members of the Board of Directors of the Company (the "Company Board"). Following consummation of the Offer, the Purchaser will merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). As the holder of more than 51% of the Shares, Parent currently possesses sufficient voting power to cause the Company to consummate the Merger without the vote of any other stockholder of the Company. Such ownership, however, does not compel any stockholder or Warrantholder to accept the Offer or tender their Shares or Warrants. Subject to dissenters' rights, Shares not tendered in the Offer shall be cancelled in the Merger and converted into the right to receive an amount (the "Merger Consideration") equal to the Share Offer Price. Warrants not tendered in the Offer shall, as a result of the Merger, become exercisable in exchange for the Merger Consideration upon payment of the exercise price of such Warrants. As soon as practicable after completion of the Merger, the Surviving Corporation will enter into a Supplemental Warrant Agreement pursuant to which it will assume the obligation to pay the Merger Consideration upon the exercise of Warrants.

  The purpose of the Offer is to enable Parent to own the entire equity interest in the Company. Parent desires to acquire the minority equity interest at this time to integrate certain of the Company's operations into one or more of Parent's existing water businesses. See "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company."

  The Company Board, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of a committee of the Company Board comprised of independent directors (the "Special Committee") has determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of, the Company and its stockholders and Warrantholders, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders and Warrantholders accept the Offer and tender their Shares and Warrants pursuant to the Offer.

  The Company has advised Parent that The Beacon Group Capital Services, LLC ("Beacon") has delivered to the Special Committee its written opinion, dated July 9, 1999, attached hereto as Schedule II, to the effect that, as of such date, the consideration to be received by the holders of the Shares, other than Parent and its affiliates (the "Public Stockholders"), pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders and Warrantholders herewith.

  THE OFFER IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. SEE "THE TENDER OFFER--SECTION 10. CERTAIN CONDITIONS OF THE OFFER," WHICH SETS FORTH IN FULL THE CONDITIONS OF THE OFFER.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 9, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of the Shares and Warrants pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Purchaser will be merged with and into the Company. Following consummation of the Merger, the Company will continue as the Surviving Corporation and will be an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time held by the Public Stockholders will be cancelled and, subject to appraisal rights under the DGCL, converted automatically into the right to receive the Merger Consideration, without interest. The Merger Agreement is more fully described in "SPECIAL FACTORS--The Merger Agreement." Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters' procedures set forth in the DGCL, the relevant portions of which are attached to this Offer to Purchase as Schedule III, will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. No dissenters' rights are available to stockholders in connection with the Offer and no dissenters' rights are available to Warrantholders in the Offer or the Merger. See "SPECIAL FACTORS-- Rights of Stockholders in the Offer and the Merger."

  If the Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of the Shares currently owned directly or indirectly by Parent to the Purchaser and exercise of all Warrants acquired in the Offer), the Purchaser would have the ability to consummate the Merger without a meeting or vote of the stockholders of the Company, pursuant to the "short form" merger provisions of Section 253 of the DGCL (a "Short-Form Merger"). In such circumstances, the Purchaser currently intends to so effectuate the Merger as soon as practicable. See "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company After the Offer and the Merger."

  If Parent and the Purchaser own less than 90% of the outstanding Shares (assuming exercise of all Warrants acquired in the Offer) following the consummation of the Offer, the consummation of the Merger would require the approval of and the adoption of the Merger Agreement by the holders of at least 51% of the outstanding Shares. Parent currently has sufficient voting power to approve and adopt the Merger Agreement without the vote of any other stockholder. If Parent and the Purchaser own less than 90% of the outstanding Shares (assuming exercise of all Warrants acquired in the Offer) following consummation of the Offer, the Merger Agreement provides that the Purchaser and the Company promptly use their best efforts to take such steps as are necessary to cause the Merger to be effective, which will, if the Shares and Warrants remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the Commission certain disclosure materials prior to the adoption of the Merger by the Company's stockholders.

  Tendering stockholders and Warrantholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of the Shares or Warrants by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), and Innisfree M&A Incorporated, as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE TENDER OFFER--Section 12. Certain Fees and Expenses."

  The Company has informed the Purchaser that, as of July 9, 1999, there were 185,226,429 Shares issued and outstanding, 2,000,000 Shares reserved for issuance upon the exercise of outstanding stock options ("Options") granted under the Company's stock option or similar plans or agreements and 3,949,099 Shares reserved for issuance upon the exercise of Warrants.

  Based on the foregoing, and assuming no additional Shares or Warrants (or warrants, options or rights exercisable for, or securities convertible into, Shares) have been issued (other than the Shares issued pursuant to such Options and Warrants referred to above), if the Purchaser were to acquire approximately 14,270,261 Shares and/or Warrants pursuant to the Offer (assuming the exercise prior to the consummation of the Offer of all Options the exercise prices of which are less than $2.90), the Purchaser and Parent would be able to effect the Short-Form Merger.

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

Background of the Offer and the Merger; Contacts with the Company

 Parent's Relationship with the Company

  On May 13, 1990, Parent, at that time called Compagnie Generale Des Eaux, purchased 3,584,875 Shares for $100 million.

  On March 18, 1994, Parent purchased an additional 500,000 Shares for an aggregate purchase price of $5 million.

  On March 30, 1994, (i) the Company sold 1,200,000 shares of 5 1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), to Parent for $60 million and (ii) Anjou International Company (now, Vivendi North America Company, a Delaware corporation ("VNAC")), and an indirect wholly owned subsidiary of Parent, (A) exchanged the outstanding common stock of 2815869 Canada, Inc. (commonly referred to as PSG Canada) held by VNAC, for 650,000 Shares and (B) acquired in a merger all of the outstanding common stock of Professional Services Group, Inc. (the parent of PSG Canada) in exchange for 5,850,000 Shares.

  Pursuant to a March 30, 1994 Investment Agreement (the "Investment Agreement") among the Company, Parent and VNAC, as subsequently amended by the Recapitalization Agreement dated as of September 24, 1997 (the "Recapitalization Agreement"), Parent received the right (i) to designate at least that number of members of the Company Board that is proportionate to the aggregate voting control represented by the Shares beneficially owned by Parent, (ii) to designate the Chairman of the Company Board and (iii) to appoint the Chief Executive Officer and Chief Financial Officer. The Recapitalization Agreement also provided that so long as Parent (together with its affiliates) was the largest stockholder of the Company, the Company would be Parent's exclusive vehicle in the United States, its possessions and its territories for Parent's water management and wastewater management and air pollution activities; provided, that, the foregoing would not apply to any acquisition or investment by Parent (or any of its affiliates) of a privately owned, publicly traded or publicly owned company in the water utility sector whose primary business is the production, distribution and/or sale of potable, fire, bulk, draining or irrigation water ("Water Business"), nor to Parent's present or future investment in Philadelphia Suburban Corporation; and provided, further, that the foregoing shall have no application to Kruger, Inc., a distributor of water treatment plant parts and components and an indirect subsidiary of Omnium Traitement et de Valorisation, a wholly owned subsidiary of Parent. The Recapitalization Agreement also provided that, in the event Parent or any of its affiliates acquires control of a Water Business which is also engaged in wastewater activities similar to those conducted by the Company as of the date of the Investment Agreement, then Parent or such affiliate shall use reasonable efforts to cause, subject to the fiduciary duties of the board of directors of such Water Business and other applicable regulatory standards, that Water Business to offer to the Company (i) the opportunity to obtain operating and maintenance contracts with the wastewater management business of such Water Business and (ii) the opportunity to obtain new engineering contracts with such Water Business, in such case, on terms which are commercially reasonable in the judgment of such Water Business.

  In addition to its direct ownership interest, the Company has benefitted from certain financial undertakings by Parent, including a $125 million term loan from Parent and a $60 million credit facility with VNAC, both of which were repaid in March 1998 with a portion of the gross proceeds from the Rights Offering (as defined below). The Company compensates Parent for its support of the Company's credit facilities, in an amount equal to 0.95% per annum of the outstanding commitment of its credit facilities, and for other services, including $2.0 million for financial advisor and legal fees and expenses related to the transactions described in the Recapitalization Agreement. Total fees to Parent and its subsidiaries were approximately $6.0 million, $2.3 million and $2.1 million for the three years ended October 31, 1998, 1997 and 1996, respectively. At October 31, 1998 and 1997, the Company had accounts payable and accrued expenses to Parent and its subsidiaries of approximately $8,338,000 and $3,483,000, respectively.

Recapitalization

  Exchange

  On January 28, 1998, pursuant to the terms of the Recapitalization Agreement, the Company exchanged (the "Exchange") the outstanding 1,200,000 shares of Series A Preferred Stock held by Parent and/or its subsidiaries (representing all of the issued and outstanding shares of Series A Preferred Stock) for 34,285,714 Shares. Immediately following the Exchange, Parent beneficially owned in the aggregate approximately 72.2% of the outstanding Shares and had voting control of the Company.

  Rights Offering

  On January 26, 1998, the Company Board declared a dividend (the "Rights Offering"), to holders of record of Shares as of the close of business on January 29, 1998, of 120,000,000 transferable subscription rights (the "Rights") which allowed Rights holders to subscribe for and purchase Shares and also allowed subscribers (other than Parent and VNAC) in the Rights Offering to receive Warrants. The Warrants were issued pursuant to the Warrant Agreement, dated March 9, 1998 between the Company and First Chicago Trust Company of New York as Warrant Agent (the "Warrant Agreement").

  The Rights Offering expired on March 4, 1998. In the Rights Offering, 98,160,427 Rights were exercised to purchase 99,840,089 Shares of which 1,679,662 Shares were purchased pursuant to an over-subscription privilege. In accordance with the terms of the Recapitalization Agreement, Parent and VNAC each exercised its basic subscription privilege in full for an aggregate basic subscription of 86,682,816 Shares, and Parent subscribed for and purchased 19,031,470 additional Shares available as a result of unexercised Rights in the Rights Offering, for a total aggregate subscription of $185 million.

  In addition, 3,949,099 Warrants were issued to subscribers (other than Parent and VNAC) in the Rights Offering. In accordance with the terms of the Rights Offering, neither Parent nor VNAC received any Warrants. On March 12, 1998, the Company was notified that the Warrants had been approved for listing on the AMEX. The Warrants currently trade on the AMEX under the symbol "AAI.WS."

  The Company received gross proceeds of approximately $208 million from the Rights Offering, including approximately $23 million of publicly raised proceeds. The Company used a portion of the gross proceeds from the Rights Offering to repay a $125 million unsecured term loan from Parent and borrowings under a $60 million credit facility with VNAC. The remaining $23 million of proceeds, representing all of the publicly raised proceeds, were retained for general corporate purposes, including a reduction in borrowings under the senior secured bank credit facility, dated as of March 10, 1995, with Societe Generale and payment of fees of approximately $5.8 million related to the consummation of the transactions described in the Recapitalization Agreement.

  Following the Rights Offering, Parent beneficially owned an aggregate of 153,609,975 Shares, representing approximately 83% of the issued and outstanding Shares.

  As of December 31, 1998, the Shares owned directly and indirectly by Parent and by VNAC (approximately 83% of the outstanding shares of such stock at that date), were transferred to another indirect wholly owned subsidiary of Parent, Vivendi North America Operations, Inc. ("VNAO").

  On March 22, 1999, Parent announced that it had entered into a definitive agreement to acquire all of the outstanding stock of United States Filter Corporation ("U.S. Filter"). Certain of the business operations of U.S. Filter are similar to certain of the business operations of the Company. The week following such announcement, the Company Board adopted a resolution authorizing the creation of a Special Committee comprised of "independent directors" Martha O. Hesse and John W. Morris.

  Although the Investment Agreement originally provided that there would be a minimum of three "independent directors" on the Company Board, since April 25, 1997, Parent, VNAC and the Company have informally waived such provision and there have been two members of the Company Board who qualified as "independent directors." The Investment Agreement was formally amended by Parent, VNAC and the Company as of March 31, 1999 to provide that there be a minimum of two "independent directors" on the Company Board.

 Going Private

  On April 1, 1999, Parent's representative, Michael Avenas, President of the Purchaser, delivered a written proposal to the Special Committee. The letter proposed that Parent acquire all of the Shares Parent did not already own at a price of $2.00 per Share in cash (the "Proposal"). The Proposal did not specify a structure for such acquisition nor did it detail Parent's plans for the Company following such acquisition.

  On April 12, 1999, the Special Committee retained the law firm of Kaye, Scholer, Fierman, Hays & Handler, LLP ("Kaye, Scholer") as special counsel to represent the Special Committee. Members of the Special Committee met with representatives of Kaye, Scholer, who briefed the Special Committee on the process and discussed the fiduciary duties of the members of the Special Committee under applicable state law.

  In early April, the Special Committee met with representatives from several investment banking firms to discuss their credentials and suitability to act as financial advisor to the Special Committee. Following those meetings, the Special Committee determined to retain Beacon as financial advisor to the Special Committee based on Beacon's reputation, expertise in the industry, advisory experience in similar transactions and the conclusion that Beacon would not have a conflict with Parent, the Company or any of their respective affiliates in connection with this assignment. At a meeting on April 12, 1999, the Special Committee by written agreement, as amended on June 8, 1999 with respect to final resolutions on fees, formally engaged Beacon. See "SPECIAL FACTORS--Opinion of Beacon." At such meeting, the Special Committee also discussed certain provisions of the Investment Agreement and the Recapitalization Agreement relating to the conduct of the waste water business by both the Company and Parent. The Special Committee also noted the need for Special Committee approvals in connection with certain business combinations, including any short form merger between Parent and the Company. The Special Committee determined, with advice of counsel, that the Special Committee would best discharge its fiduciary duties by undertaking a full and thorough assessment of the value of the Company. The Special Committee determined that such an assessment would require, among other factors, an analysis of the value to Parent of terminating the Recapitalization Agreement.

  On April 26, 1999, the Special Committee met via telephonic conference, with representatives of Beacon and Kaye, Scholer in attendance. A representative of Beacon stated a desire to have Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), counsel to Parent, provide further details relating to the Proposal. A representative of Kaye, Scholer said he would contact Skadden, Arps to request further details relating to the Proposal. Noting that although Beacon was still in the preliminary stages of its investigation, the representative of Beacon indicated that, to date, Beacon's initial due diligence investigation of the Company's operations had not revealed any information that would suggest a price substantially higher than the proposed $2.00.

  A representative of Beacon then gave a detailed report of Beacon's due diligence investigation and financial analysis to date. He noted that Beacon had reviewed ten years of publicly reported data for the Company which indicated a steady decline in the financial results of the Company's operations during this period. He noted that the thrust of Beacon's inquiries were two-fold, specifically: (i) whether any turnaround was not reflected in such financial data; and (ii) whether there was any value that was not included in the financial compilations. In order to address such inquires, he noted that Beacon had looked at the Company's last three fiscal years and the budget for 1999 as a base. He noted that Beacon would need to analyze: (a) the impact of a number of special non-recurring charges; (b) the agreement with Puerto Rico, the Company's largest contract (including, without limitation, an analysis of collective bargaining issues); (c) the business and assets of Metcalf & Eddy, Inc. ("M&E"), a subsidiary of the Company (including the rationality of the business, the competitors thereof and its break-up value); (d) the potential negative impact on the Company's ability to attract business in the wake of Parent's acquisition of U.S. Filter; (e) the financial impact of the DOJ Investigation (as defined and described in "THE TENDER OFFER--Section 11. Certain Legal Matters; Required Regulatory Approvals"); and (f) the trend in the industry towards long-term operations and maintenance contracts and the importance in the industry of procuring significant high profile contracts (such as the Atlanta contract). The Beacon representative then noted that Beacon preliminarily had concluded that the recent restructuring of the Company's operations had not added significantly to the overall value of the business to date and believed that no extraordinary undisclosed values other than the Company's net operating losses ("NOLs") existed. The Special Committee raised a number of questions as to whether there had been some improvement in the prospects of the Company which the financial data did not properly reflect and what other factors, if any, might contribute to the overall value of the Company. The Beacon representative indicated that Beacon had not completed its analysis and would be better able to address the remaining value questions after completing more of its analysis.

  On May 11, 1999, the Special Committee met with its financial and legal advisors present. A representative of Beacon addressed the questions which had been raised at the previous meeting regarding the correlation between the Company's financial results and its overall value. He indicated that Beacon viewed the Company as one in transition. He reported that Beacon had concluded that the steady decline in the results of the Company's operations might be reversible. The Special Committee discussed what factors might be most useful in valuing the Company in light of the Company's losses during the last ten years. The Special Committee then discussed several factors, including the Company's prospects for the generation of future value and the possibility that the Company may have had greater value to Parent than it might to other parties. The Special Committee also discussed, among other things, the possibility of value to Parent of terminating the Recapitalization Agreement.

  The Special Committee then authorized Beacon to conduct exploratory discussion of the value of the Company with Parent and Lazard Freres & Co. LLC ("Lazard Freres") in order possibly to increase the value to be realized by stockholders and Warrantholders pursuant to the Proposal.

  On May 20, 1999, counsel and financial advisors of the Special Committee met with representatives of Parent, Skadden, Arps and Lazard Freres. The parties held a lengthy discussion of what each believed to be the most important factors contributing to the Company's value and the methodologies which should be relied upon to calculate that value. Representatives of Parent and Lazard Freres indicated their view that the price of $2.00 per Share was well above the range of possible values they had calculated for the Company. Beacon requested that representatives of the Parent provide it with additional information on the price to be paid for the Warrants, the ability of the Company to retain the full and immediate availability of its NOLs following the completion of a "going private" transaction (the "Transaction"), the Company's plans, if any, for integrating its operations with U.S. Filter and its views of certain provisions in the Investment Agreement.

  On June 3, 1999, representatives of Beacon and Kaye, Scholer met again with representatives of Parent, Lazard Freres and Skadden, Arps. The purpose of the meeting was to respond to those areas of inquiry which had been raised by the representatives of the Special Committee at their last meeting. It was discussed that Parent intended the Transaction to take the form of a tender offer followed by a back-end merger. Representatives of Parent acknowledged that this would require the approval of the Special Committee under the relevant provision of the Recapitalization Agreement. Representatives of Parent then explained that it had not yet proposed to the Special Committee a purchase price for the Warrants, as any such price would be dependent upon the final agreed-upon price of the Shares. Representatives of Parent then presented Parent's concerns regarding restrictions upon the immediate and full availability of the Company's net operating losses ("NOLs") following the Transaction. Beacon asked certain questions following this presentation and a discussion among the parties ensued. Following this, representatives of Parent discussed the status of future plans for the Company following the Transaction. It was explained that Parent had asked its wholly owned subsidiary, Vivendi North America Management Services, Inc., to examine various options regarding the future of the Company's consulting and engineering subsidiary, M&E, following a successful Transaction including the disposition of part or all of the stock or assets of that company. It was further explained that no decisions as to the treatment of M&E had been made at that time and that any such decision would be subject to the approval of the Company Board. As to the future plans for the Company and, more specifically, its operations and maintenance subsidiary, Professional Services Group, Inc. ("PSG"), representatives of Parent explained that, while working groups had been created to examine the synergies between, and opportunities for combinations of certain operations of, the Company and/or PSG, on the one hand, and U.S. Filter and/or its subsidiary United States Filter Operating Services, Inc., on the other, no decisions had been made at that time as to how, when or whether to combine those legal entities or their operations. Beacon asked certain questions regarding this presentation and a discussion among the parties ensued. Finally, a discussion ensued wherein representatives of each party discussed the history and their interpretations of various sections of the Investment Agreement. At the outset, representatives of Parent indicated that, due to the terms of the Warrant Agreement, a proposal concerning Warrants would be made depending upon what, if any, agreement was reached on the price of the Shares.

  On June 9, 1999, representatives of Beacon, Kaye, Scholer, Lazard Freres and Parent met again to discuss their developing perspectives on the valuation of the Shares. In particular, the investment bankers discussed comparable companies, comparable transactions, discounted cash flow methodology and percentage premiums paid comparisons. Generally, the bankers agreed on the principal aspects of such methodologies. However, a divergence of views developed over the relevance and significance of the potential for synergies with affiliates of the Company following the Transaction, the relevance and significance of certain provisions of the Investment Agreement and the potential for utilization of the Company's NOLs following the Transaction.

  Beacon and Lazard Freres subsequently held a number of telephone discussions in an effort to clarify and understand further the respective positions of Parent and the Special Committee concerning the Proposal.

  In late June, Michel Avenas called Ms. Hesse to discuss the possibility that Parent would revise the Proposal to raise the price to be paid for the Shares. After lengthy negotiations on the telephone, Mr. Avenas suggested a price of $2.90 per Share and $0.40 per Warrant (representing the difference between the $2.90 per share price and the $2.50 exercise price per Warrant). Ms. Hesse responded that she could not speak for the Special Committee, or its financial advisors or counsel, and suggested that Parent submit such revised Proposal as a formal offer to the Special Committee.

  In anticipation of delivering a revised offer to the Special Committee, on July 6, 1999, Parent delivered to Kaye, Scholer a draft Merger Agreement which provided for a tender offer followed by a back-end merger. Kaye, Scholer proposed a number of changes to this draft document which Kaye, Scholer negotiated with Skadden, Arps.

  On July 9, 1999, Parent delivered to the Special Committee through Kaye, Scholer, a revised written offer to acquire all of the outstanding Shares Parent did not already own at a price of $2.90 per Share and all of the outstanding Warrants at a price of $.40 per Warrant. This written offer was accompanied by, and made subject to the terms of, the proposed Merger Agreement as revised in the negotiations between Kaye, Scholer and Skadden, Arps on July 8, 1999.

  The Special Committee met on July 9, 1999 to review the offer and the terms of the proposed Merger Agreement with Beacon and Kaye, Scholer. Subject to Parent's agreement to certain additional changes in the Merger Agreement, the Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Public Stockholders and the Warrantholders and resolved to recommend to the Company Board the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  The Company Board then met to consider the recommendation of the Special Committee. After reviewing Parent's offer and the Merger Agreement, receiving the principal portions of the presentation made by Beacon to the Special Committee, and receiving the recommendation of the Special Committee, the members of the Company Board participating in the meeting unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the Public Stockholders, the Warrantholders and the Company, declared the Merger Agreement advisable and resolved to recommend that the Public Stockholders tender their Shares and Warrantholders tender their Warrants in the Offer.

  For the next several hours, Kaye, Scholer and Skadden, Arps finalized the Merger Agreement in accordance with the resolutions of the Special Committee and of the Company Board and late in the day, the Merger Agreement was executed by Parent, the Purchaser and the Company.

  On July 15, 1999, Parent, the Purchaser and the Company executed an amendment to the Merger Agreement (the "Merger Agreement Amendment") to effect certain technical changes to the Merger Agreement. The Merger Agreement Amendment is attached hereto as exhibit (c)(4) and is hereby incorporated herein by reference.

Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger

  The Special Committee

  Prior to making its determination that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Public Stockholders and the Warrantholders, the Special Committee received presentations from, and reviewed the terms of the Offer and the Merger with Kaye, Scholer and Beacon. The Special Committee, in determining whether to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger to the Company Board, considered a number of factors, including, but not limited to, the following:

  (i) The Special Committee's review, with the assistance of Beacon, of the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry.

  (ii) The presentations by Beacon and its oral opinion (which opinion was subsequently confirmed in writing) that the consideration to be received by the Public Stockholders pursuant to the Offer is fair to such stockholders from a financial point of view.

  (iii) The relationship between the consideration to be received by the Public Stockholders and the Warrantholders as a result of the Offer and/or the Merger and historical market prices and recent trading activity of the Shares and the Warrants, respectively, including the fact that (A) the $2.90 per share price being offered to the Public Stockholders represents a premium of more than 25.4% over the closing price per share, as reported on the AMEX, of the Shares on the last trading day prior to the public announcement of the Offer and the Merger and (B) the $.40 per Warrant being offered to the Warrantholders (representing the difference between the $2.90 per share price and the $2.50 exercise price of each Warrant which is the same net value Warrantholders would realize as a consequence of the Merger pursuant to the terms of the Warrant Agreement) represents a premium of 60% over the exercise price of each Warrant.

  (iv) The fact that the Warrant Agreement provides that in a merger, the Warrants shall be exercisable for the consideration which a Warrant holder would have received if such holder had exercised the Warrant immediately before the effective date of such transaction.

  (v) The recognition that, following consummation of the Offer and the Merger, the Public Stockholders and the Warrantholders will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for Public Stockholders and the Warrantholders to receive an immediate and substantial cash purchase price for their Shares.

  (vi) The fact that the terms of the Offer and the Merger were determined by the Company through arms-length negotiations with representatives of Parent.

  (vii) The fact that the consideration to be paid to the Public Stockholders and the Warrantholders in the Offer and/or the Merger is all cash.

  The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its conclusions. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify, or otherwise attempt to assign relative weights to, the specific factors considered in making its determination, although the Special Committee did place special emphasis on the opinion and analysis of Beacon and the size of the premium over (i) the recent market price of the Shares and (ii) the exercise price of the Warrants.

  In light of the amount of time that was expected to be devoted by the Special Committee in connection with its consideration of the Proposal, the Merger Agreement, the Offer and the Merger, it was proposed, and approved by the Company Board, that the Special Committee members each receive compensation of $100,000 in addition to their regular compensation as members of the Company Board. The Special Committee and the
Company Board are indemnified under the Company's charter documents and the applicable sections of the DGCL with respect to their actions in connection with the Offer and the Merger. In addition, pursuant to Indemnification Agreements, dated as of April 16, 1999, between the Company and each of Ms. Hesse and Mr. Morris, the Company has agreed to indemnify Ms. Hesse and Mr. Morris as permitted by Delaware law with respect to their serving as directors and as members of the Special Committee.

  The Company Board

  All of the directors of the Company other than Ms. Hesse and Mr. Morris may be considered to have an interest in the Offer and the Merger. Accordingly, the Company Board based its determination that the terms of the Offer are fair to the Public Stockholders and the Warrantholders primarily upon the conclusion of the Special Committee described below, the Beacon Opinion (as defined below) and the other factors described above under "The Special Committee."

  The Beacon Council

  Ms. Hesse is a member of The Beacon Council, a group of business professionals and political leaders that provides advice and counsel to Beacon from time to time on a wide range of financial and strategic issues relating to investments and investment opportunities. Ms. Hesse has not received and will not receive remuneration from Beacon in connection with the Offer or the Merger or any other aspect of the contemplated transaction. Prior to November 2, 1998, for her services as a member of The Beacon Council, Ms. Hesse was paid retainer compensation by Beacon at the rate of $50,000 per year. That retainer compensation terminated as a result of a policy decision by Beacon to limit retainer compensation paid to members of The Beacon Council.

Opinion of Beacon

  Beacon has acted as financial advisor to the Special Committee in connection with the Offer. Beacon was selected by the Special Committee because of its expertise and the reputation of its senior professionals in the areas of mergers and acquisitions, "going private" transactions, special committee procedures and Beacon's commitment of senior personnel to work on the engagement. As part of its investment banking business, Beacon is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and valuations for estate, corporate or other purposes.

  On July 9, 1999, Beacon delivered to the Special Committee an oral and written opinion that, as of that date and based upon and subject to the matters set forth therein, the $2.90 per Share to be received by the Public Stockholders in connection with the Offer was fair from a financial point of view to the Public Stockholders.

   The full text of the Beacon opinion, which sets forth the procedures followed, the assumptions made, matters considered and limitations on the review undertaken by Beacon, is attached hereto as Schedule II and incorporated herein by reference. Public Stockholders are urged to read the Beacon opinion in its entirety. The Beacon opinion is directed to the Special Committee, relates only to the fairness of the Offer from a financial point of view to the Public Stockholders, does not address any other aspect of the Offer and does not constitute an opinion or a recommendation as to whether any holder of Shares should accept the Offer or how such holder should vote with respect to the Merger, if any vote is required. The summary of the Beacon opinion is qualified in its entirety by reference to the full text thereof.

  In arriving at its opinion, Beacon informed itself of aspects of the Company's business, operations, financial condition, prospects and management which it deemed appropriate and material. Beacon reviewed, among other things, the Offer; the Prospectus issued by the Company in connection with the initial public offering of its common stock in 1989; Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for each of the ten years ended October 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; the Investment
Agreement and the Recapitalization Agreement; and certain internal financial analyses and projections for the Company prepared by its management, including those relating to the Company's September 1997 recapitalization (the "Recapitalization") and the reorganization of the Company in 1998 following the Recapitalization. Beacon also held discussions with members of senior management of the Company and Parent regarding the past and current business, operations and financial condition and future prospects of the Company and discussed with those individuals the relationship of the Company and Parent, as well as inter-company transactions between the Company and Parent, including certain transactions relating to the Recapitalization. In addition, Beacon reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information concerning certain other companies the securities of which are publicly traded and which Beacon deemed to be comparable to the Company in material respects; reviewed the financial terms of certain recent business combinations in industries and markets Beacon deemed relevant; reviewed premiums paid in selected recent "going private" transactions; reviewed the potential for utilizing the Company's net operating tax loss carry-forwards (the "NOLs") subsequent to completion of the purchase of Shares contemplated by the Offer; and performed such other studies and analyses that Beacon considered appropriate. Beacon also participated on the Special Committee's behalf in the negotiations between the Special Committee and its representatives and Parent and its representatives concerning the terms of the Offer and took into consideration (i) that these negotiations resulted in an increase in the Offer price from $2.00 to $2.90 per Share and (ii) that it was the judgment of the Special Committee that $2.90 per Share was the highest price that could be obtained from Parent. Since Parent did not indicate that the Company was for sale or might be sold, Beacon, with the approval of the Special Committee, did not contact third parties to ascertain their interest in an acquisition of the Company.

  In preparing its opinion, Beacon performed a variety of financial and comparative analyses. The summary of Beacon's analyses set forth below does not purport to be a complete description of the analyses underlying the Beacon opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Beacon made qualitative judgments as to the significance and relevance of each analysis. Beacon believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, could create a misleading or incomplete view of the processes underlying the analyses and the Beacon opinion. In performing its analyses, Beacon made numerous assumptions with respect to the Company and its performance, performance of other companies in the Company's industry, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction, or business used in the analyses as a comparison is identical to the Company, nor is an evaluation of the results of the analyses entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in the analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.

  For purposes of its opinion, Beacon assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it, including the Projections furnished to Beacon by the Company. Beacon assumed, with the Special Committee's consent, that the Projections had been reasonably prepared on a basis which reflects the best current estimates and judgments of the Company's management as to the future operating and financial performance of the Company. The fiscal 1999 forecast financial results in the Projections utilized by Beacon were: (i) for sales, $464.2 million, and (ii) for EBITDA (earnings before interest, taxes, depreciation and amortization), $(1.6) million. The fiscal 2000 forecast financial results in the Projections utilized by Beacon were: (i) for sales, $491.0 million, and (ii) for EBITDA, $15.4 million. The fiscal 2001 forecast financial results in the Projections utilized by Beacon were: (i) for sales, $562.2 million, and (ii) for EBITDA, $26.3 million. Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or of any of its subsidiaries and was not furnished with any such evaluation or appraisal. Beacon did not address the advisability of the Company entering into the Merger or express an opinion as to the consequences to the Company of determining not to proceed with the Merger. The Beacon opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date of the Beacon opinion.

  With the advice and assistance of Kaye, Scholer, Beacon also considered as elements of potential value: (i) certain restrictions relating to the protection of the Company's business contained in the Investment Agreement, as amended by the Recapitalization Agreement; (ii) the potential financial implications of certain claims against and investigations of the Company; and
(iii) the potential for synergies in combining the Company with U.S. Filter Corp., a recently acquired subsidiary of Parent. Beacon recognized that the Offer price reflects consideration of these elements by Parent even though Beacon did not include them in its analyses concerning the fairness of the Offer from a financial point of view.

  In connection with delivering its opinion, Beacon made a written and oral presentation with respect to its analyses to the Special Committee and, subsequently to the Board of Directors. In its presentation, Beacon noted the positive impact of the reorganization of the Company following the Recapitalization on the Company's reported operating results for the six months ended April 30, 1999 and its future prospects. In this regard, Beacon concluded that those operating results and improved future prospects, coupled with the views expressed to Beacon by the Company's senior management concerning their expectations for the Company's operating results for the last half of fiscal 1999 and fiscal 2000, supported the likelihood that the Company's operating results for the last half of fiscal 1999, together with its actual operating results for the six months ended April 30, 1999, would enable the Company to achieve operating results for the fiscal years ending October 31, 1999 and October 31, 2000 that would be consistent with the Projections.

  The following is a summary of the analyses performed by Beacon in connection with the preparation of the Beacon opinion.

  Comparative Stock Price Performance Analysis. Beacon reviewed the per share daily closing prices of the Company's common stock over the period since its public offering in 1989 through June 29, 1999 compared with the performance of the Standard & Poor's Index as well as indices comprised of stocks of publicly traded operations and maintenance ("O&M") companies and publicly traded consulting and engineering ("C&E") companies deemed by Beacon to be reasonably comparable to the Company in material respects. The O&M companies reviewed by Beacon were American Water Works, Co., Anglian Water, Severn Trent PLC, Randers Killam Group Inc., The IT Group, Inc., Tetra Tech Inc. and United Water Resources (collectively, the "O&M Comparable Companies"). The C&E companies reviewed by Beacon were URS Corporation, Harding Lawson Associates, Randers Killam Group, Inc., Roy F. Weston, Inc., The IT Group, Inc. and Tetra Tech, Inc. (collectively, the "C&E Comparable Companies"). Beacon noted that since its initial public offering the Company's common stock has under-performed the Standard & Poor's Index and the indices based on the O&M Comparable Companies and the C&E Comparable Companies.

  Comparable Companies Analysis. To provide contextual data and comparative market information, Beacon analyzed the operating performance of the Company relative to the O&M Comparable Companies and the C&E Comparable Companies.

  For the O&M Comparable Companies, Beacon compared, among other things, adjusted market values (equity market value, plus total debt, preferred stock and minority interests, less cash) as multiples of their latest twelve months reported sales and EBITDA, adjusted to exclude certain non-recurring items. Beacon determined that the ranges between the relevant mean and median multiples for the O&M Comparable Companies were: (i) with respect to latest available twelve months ("LTM") sales, 0.90x to 0.91x, and (ii) with respect to fiscal 2000 forecast EBITDA 8.9x to 9.1x. Fiscal 2000 forecast EBITDA was selected as a criterion because current LTM
EBITDA and fiscal 1999 forecast EBITDA were both negative amounts. Beacon then calculated imputed enterprise and equity values of the Company by applying LTM sales and EBITDA multiples derived from its analysis of the O&M Comparable Companies to the Company's LTM sales through April 30, 1999 and fiscal 2000 forecast EBITDA, in the case of sales, pro forma for the exclusion of the results of Research-Cottrell ("R&C"), a business sold by the Company in 1998. The values derived from this analysis, plus the present value of the NOLs described below and the 36.7% Assumed Acquisition Premium also described below, resulted in the following ranges of implied equity value per Share: (i) with respect to LTM sales, $3.00 to $3.14, and (ii) with respect to fiscal 2000 forecast EBITDA, $1.00 to $1.12.

  For the C&E Comparable Companies, Beacon compared, among other things, adjusted market values (equity market value, plus total debt, preferred stock and minority interests, less cash) as multiples of their LTM sales and EBITDA, adjusted to exclude certain non-recurring items. Beacon determined that the ranges between the relevant mean and median multiples for the C&E Comparable Companies were: (i) with respect to LTM sales, 0.62x to 0.64x, and (ii) with respect to fiscal 2000 forecast EBITDA, 8.1x to 9.0x. Beacon then calculated imputed enterprise and equity values of the Company by applying LTM sales and EBITDA multiples derived from its analysis of the C&E Comparable Companies to the Company's LTM Sales through April 30, 1999 (pro forma for the exclusion of the results of R&C) and fiscal 2000 forecast EBITDA. The values derived from this analysis, plus the present value of the NOLs and the Assumed Acquisition Premium, resulted in the following ranges of implied equity value per Share:
(i) with respect to LTM sales, $2.08 to $2.24, and (ii) with respect to fiscal 2000 forecast EBITDA, $0.92 to $1.12.

  Beacon noted that the implied equity valuations per Share were more than the Offer price when Beacon's O&M Comparable Companies analysis was applied and less than the Offer price when Beacon's C&E Comparable Companies analysis was applied to LTM sales, except in the case of four O&M Comparable Companies that were excluded because Beacon determined that their businesses were not sufficiently comparable to the Company's businesses. In Beacon's view, the higher implied equity valuations per Share based on sales of the O&M Comparable Companies were not of material analytical significance, and the results of the Comparable Companies Analysis support its conclusion that the Offer was fair from a financial point of view to the Public Stockholders.

  Comparable Transactions Analysis. In conducting its analysis of the Company, Beacon used publicly available information to analyze, among other things, the implied transaction multiples paid in selected merger and acquisition transactions involving companies in the O&M and C&E industries. In reviewing and presenting this data, Beacon noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors, including interest rates and equity market fluctuations, and microeconomic factors, including industry results and growth expectations, that no transaction reviewed was identical to the Offer and that, accordingly, an assessment of the results of the Comparable Transaction Analysis necessarily involves considerations and judgments concerning differences in financial and operating characteristics of the Company and other factors that would affect the acquisition value of the companies to which it is being compared.

  For O&M companies, these transactions included the acquisition of Philip Utilities Management Corp. (Philips Services Corp.) by Azurix Corp., the acquisition of U.S. Filter Corp. by Parent and the acquisition of PSG, Inc. (Anjou Intl. Co.) by Air & Water Technologies Corp. (collectively, the "O&M Comparable Transactions").

  For C&E companies, these transactions included the acquisition of Dames & Moore Group by URS Corporation, the acquisition of Environment & Facilities Management Group (ICF Kaiser International, Inc.) by The IT Group, Inc., the acquisition of Roche Limited, Consulting Group by The IT Group, Inc., the acquisition of Fluor Daniel GTI, Inc. by The IT Group, Inc., the acquisition of Radian International LLC by Dames & Moore Group, the acquisition of OHM Corporation by the IT Group, Inc., the acquisition of ABB Environmental Services, Inc. by the Harding Lawson Association Group, Inc., the acquisition of NUS Environmental (Brown & Root, Inc.) by Tetra Tech, Inc., the acquisition of Woodward-Clyde Group, Inc. by URS Corporation, the acquisition of The Killam Group, Inc. (Thermo TerraTech Inc.) by The Randers Group, Inc., the acquisition of
Greiner Engineering, Inc. by URS Corporation, the acquisition of KCM, Inc. by Tetra Tech, Inc. and the acquisition of Metcalf & Eddy by Air & Water Technologies (collectively, the "C&E Comparable Transactions").

  Beacon reviewed transaction values for O&M Comparable Transactions in terms of multiples of sales and EBITDA, adjusted to exclude certain non-recurring items, applicable to each acquired company or business for the latest available twelve-month period immediately preceding the announcement of the acquisition of such company or business. Beacon determined that the mean and median multiples for the acquired companies and businesses were: (i) with respect to sales, 1.26x to 1.35x, and (ii) with respect to EBITDA, 13.8x to 15.8x. Beacon then calculated imputed enterprise and equity values of the Company by applying the multiples derived from this analysis of the O&M Comparable Transactions to the Company's LTM sales (pro forma for the exclusion of the results of R&C) through April 30, 1999 and fiscal 2000 forecast EBITDA . The values derived from this analysis, plus the present value of the NOLs described below, resulted in ranges of implied equity value per Share of: (i) with respect to LTM sales, $3.21 to $3.52, and (ii) with respect to fiscal 2000 forecast EBITDA, $1.28 to $1.55.

  Beacon also reviewed transaction values for C&E Comparable Transactions in terms of multiples of sales and EBITDA, adjusted to exclude certain non-recurring items, applicable to each acquired company or business for the latest available twelve-month period immediately preceding the announcement of the acquisition of such company or business. Beacon determined that the mean and median multiples for the acquired companies and businesses were: (i) with respect to sales, 0.56x to 0.57x, and (ii) with respect to EBITDA, 8.3x to 9.4x. Beacon then calculated imputed enterprise and equity values of the Company by applying the multiples derived from its analysis of the C&E Comparable Transactions to the Company's LTM sales (pro forma for the exclusion of the results of R&C) through April 30, 1999 and fiscal 2000 forecast EBITDA . The values derived from this analysis, plus the present value of the NOLs described below, resulted in ranges of implied equity value per Share of: (i) with respect to LTM sales, $1.51 to $1.62, and (ii) with respect to fiscal 2000 forecast EBITDA, $0.82 to $1.01.

  Beacon noted that the implied equity valuations per Share were less than the Offer price when Beacon's O&M Comparable Transactions and C&E Comparable Transactions Analysis was applied, except in the case of two C&E transactions that were excluded because Beacon determined that their businesses or the transactions were not reasonably comparable to the Company or the Offer. In Beacon's view, the results of the Comparable Transactions Analysis support its conclusion that the Offer price was fair from a financial point of view to the Public Stockholders.

  Discounted Cash Flow Analysis. Beacon performed a discounted cash flow analysis for fiscal years 1999 through 2001 for the Company to estimate the present value of the stand-alone, unlevered free cash flows of the Company based upon the Projections. For purposes of this analysis, unlevered free cash flows were defined as after-tax operating earnings, plus depreciation and amortization and other non-cash items, less projected capital expenditures and investment in working capital. To derive a terminal value, Beacon applied a range of EBITDA multiples of 7.0x to 10.0x, representing the mid-range of LTM EBITDA multiples for Comparable Companies, to the projected EBITDA of the Company in fiscal year 2001. The unlevered free cash flows and terminal values were then discounted to the present using a range of discount rates of 10.0% to 14.0%, representing an estimated range of the weighted average cost of capital of the Company. From the derived present value of the unlevered free cash flows, Beacon then subtracted the value of the Company's net debt (defined as estimated total debt less cash at April 30, 1999) to obtain the implied equity value. The values derived from this analysis, plus the present value of the NOLs described below and the Assumed Acquisition Premium, resulted in an implied equity value range of $1.22 to $2.00 per Share. In Beacon's view, the results of the Discounted Cash Flow Analysis support its conclusion that the Offer price was fair from a financial point of view to the Public Stockholders.

  Inherent in any discounted cash flow valuation is the use of a number of assumptions and judgments, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis.

  Stock Trading Premium Analysis. Using publicly available information, Beacon reviewed the acquisition premiums paid in recent public "going private" transactions ranging in total equity value between $50 million and $1.0 billion in which the acquiror had previously owned a 50% or greater stake in the target company. The premiums paid were measured based on the offer price compared with the closing prices of the target companies one day, one week and one month prior to announcement. Beacon calculated the implied equity per Share value for the Company, ranging from $2.45 to $2.55, by applying the premiums derived in the analysis to the respective closing stock price of the Company's common stock one day, one week and one month prior to March 19, 1999. This group consisted of 24 transactions, for which the mean and median premiums paid in the transactions compared to one day, one week and one month prior to the announcement of the transactions were 26.6% and 23.5%; 36.7% and 29.1%; and 36.9% and 35.2%, respectively, which compares to a premium of approximately 101.4% to be paid in connection with the Offer relative to the price of the Company's common Stock on March 19, 1999, the business day prior to the announcement of Parent's acquisition of U.S. Filter Corp.

  As set forth above, in connection with its Comparable Companies, Comparable Transactions and Discounted Cash Flow analyses, Beacon used the mean acquisition premiums paid in transactions compared to the price one week prior to the announcement, i.e., 36.7%, (the "Assumed Acquisition Premium").

  Beacon noted that in the all cases the Offer price was greater than the implied equity valuations per Share based on the Stock Trading Premium Analysis. In Beacon's view, the results of the Stock Trading Premium Analyses supports its conclusion that the Offer price was fair from a financial point of view to the Public Stockholders. Furthermore, in Beacon's judgment, the Stock Trading Premium Analysis shows that the Offer price could cover values associated with the NOLs described below and other potential elements of value considered by the Special Committee.

  Net Operating Loss Carryforwards ("NOLs"). With respect to the Company's NOLs of approximately $357.2 million as of fiscal year end 1998, Beacon, with the advice of Kaye, Scholer and relying on Parent's representation that it would not be able to utilize the NOLs over less than three years, determined the present value of the NOLs by applying tax rates ranging from 35% to 37.5% to the aggregate amount of the NOLs and discounting that amount to the present at a discount rate of 8% to 14%. This analysis generated ranges of present value of the NOLs per Share of $0.52 to $0.62. As previously stated, the per Share values of the NOLs have been added to the implied valuations derived from the Comparable Companies, Comparable Transactions and Discounted Cash Flow analyses performed by Beacon.

 Miscellaneous. At the request of the Special Committee, the Company engaged Beacon as the Special Committee's sole and exclusive financial advisor for purposes of considering and acting upon the proposed Transaction under a letter agreement dated April 12, 1999 (the "April 12 Agreement"). Pursuant to Paragraph 3 of the April 12 Agreement, as compensation for Beacon's services, the Company agreed to pay Beacon:

  (a)a non-refundable retainer of $500,000;

  (b) compensation in the amount of $500,000 upon Beacon's rendering of an initial opinion to the Special Committee concerning the fairness, from a financial point of view, of the consideration to be received by the Public Shareholders, other than Parent, in connection with a Transaction; and

  (c) additional compensation in amounts mutually agreed to by the Special Committee and Beacon if Beacon has been requested by the Special Committee (i) to negotiate for or provide advice to the Special Committee for the purpose of obtaining a price in excess of $2.00 per share or the initial offer price per Warrant with respect to a Transaction for the Public Stockholders or Warrantholders of the Company other than Parent, or (ii) to provide an opinion or opinions in addition to the above referenced initial opinion concerning the fairness, from a financial point of view, of revised terms of a Transaction.

On June 8, 1999, the members of the Special Committee executed a letter agreement with Beacon which confirmed the understanding and agreement between the Special Committee and Beacon with regard to additional compensation under paragraph 3(c)(i) of the April 12 Agreement.

Company Financial Projections

  The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, in the course of the discussions between the Company management and Beacon, Beacon has received and examined certain analyses prepared by the Company which include projections of future financial results for the years ending October 31, 1999, 2000 and 2001 (the "Projections"). Such information has been set forth below for the limited purpose of giving the Company's stockholders and Warrantholders access to financial projections by the Company's management that were available for review by Beacon in connection with the Offer.

                                                        Year Ending October
                                                                31,
                                                        -----------------------
                                                         1999     2000    2001
                                                        ------   ------  ------
                                                             (Estimate)
                                                           (in millions)
Sales.................................................. $464.2   $491.0  $562.2
  % Growth.............................................      4%       6%      7%
Gross Margin........................................... $ 61.2   $ 66.9  $ 76.3
  % Margin.............................................     13%      14%     14%
SG&A................................................... $ 62.8   $ 51.6  $ 50.0
  % of Sales...........................................     14%      10%     10%
EBITDA................................................. $ (1.6)  $ 15.4  $ 26.3
  % Margin.............................................     (0%)      3%      5%

  THE COMPANY HAS ADVISED PARENT AND THE PURCHASER THAT IT DOES NOT, AS A MATTER OF COURSE, DISCLOSE PROJECTIONS AS TO FUTURE REVENUES, EARNINGS OR OTHER INCOME STATEMENT DATA AND THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE

WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN AS SHOWN ABOVE. THE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON SUCH PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO BEACON PRIOR TO THE OFFER. ACCORDINGLY, THE INCLUSION OF THE PROJECTIONS IN THIS OFFER SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT OR THE PURCHASER OR THE COMPANY OR THEIR RESPECTIVE FINANCIAL ADVISORS OR THEIR RESPECTIVE OFFICERS AND DIRECTORS CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE, AND NONE OF SUCH PERSONS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF THE COMPANY, PARENT AND THE PURCHASER, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger

  Because Parent currently owns a majority of the Shares, Parent and the Purchaser are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Purchaser and Parent have considered the fairness of the Offer to the stockholders and Warrantholders of the Company other than Parent, and in connection with the Offer, have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

  The Purchaser and Parent believe the Offer and the Merger to be fair to the Company's stockholders and Warrantholders other than Parent. Although Lazard Freres did not deliver and was not requested to deliver an opinion as to the fairness of the transaction, in making their determination, the Purchaser and Parent have considered the analysis of Lazard Freres as set forth below (see "SPECIAL FACTORS--Analysis of Investment Banker to Parent"), in addition to the following factors:

    (i) The Share Offer Price represents a 25.4% premium over the closing price for the Shares on July 9, 1999, the last full trading day prior to announcement of the Offer.

    (ii) The Warrant Offer Price represents a 60% premium over the closing price for the Warrants on June 16, 1999, the last full trading day prior to announcement of the Offer.

    (iii) The Share Offer Price and Warrant Offer Price represent Share values that are above the ranges of implied value derived from the analyses performed by Lazard Freres and described below.

    (iv) The Offer is an all cash offer for all publicly held Shares and Warrants which the holders thereof can accept or reject voluntarily, and is not subject to a financing condition.

    (v) The Offer provides stockholders who are considering selling their Shares and Warrantholders who are considering selling their Warrants with the opportunity to sell all of their Shares or Warrants, as the case may be, at the Share Offer Price or the Warrant Offer Price, as the case may be, without incurring the transaction costs typically associated with market sales.

    (vi) The Warrant Offer Price was determined by subtracting the exercise price of each Warrant as set forth in the Warrant Agreement from the Share Offer Price. This means that Warrantholders have the ability to realize the same value in the Offer that they would otherwise realize in the Merger pursuant to the Warrant Agreement, but without having to pay the exercise price of each Warrant and without having to wait for the Merger to become effective.

    (vii) The terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow Public Stockholders and Warrantholders to receive payment for their Shares on an accelerated basis.

    (viii) Parent has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee was not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company, nor were any offers from third parties received.

    (ix) The ability of Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL.

  Parent and the Purchaser did not find it practicable, and did not, assign specific relative weights to the foregoing factors in reaching their opinion as to the fairness of the Offer.

Analysis of Investment Banker to Parent

  Lazard Freres, as part of its on going investment banking relationship with Parent, provided Parent with certain evaluation analyses of the Company in connection with a possible proposal by Parent to acquire the Shares. Parent did not request that Lazard Freres provide any opinion as to the fairness of the Offer to Parent or its stockholders, the Company or the holders of the Shares or perform any independent examination or investigation of the Company's business or assets and Lazard Freres did not do so. Lazard Freres' analyses do not constitute a recommendation to the holders of the Shares as to whether such persons should or should not tender the Shares pursuant to the Offer. The Company had no role in Parent's selection of Lazard Freres or in formulating any of the terms under which Lazard Freres was to prepare its analyses.

  Parent selected Lazard Freres as its investment banker because Lazard Freres is an internationally recognized investment banking firm that has frequently represented Parent and its businesses. Lazard Freres was not retained as an advisor or agent to the stockholders of Parent or any other person. As part of its investment banking business, Lazard Freres is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Parent did not impose any restrictions or limitations upon Lazard Freres with respect to the investigations made or the procedures followed by Lazard Freres in preparing the Lazard Freres analyses.

  In preparing its analyses, Lazard Freres reviewed financial and other information that was publicly available or furnished to Lazard Freres by members of Parent's management who monitor the operations of the Company, including information provided during discussions with Parent's management. Included in the information provided by Parent and the Company were certain financial projections of the Company prepared by the management of the Company. In addition, Lazard Freres compared certain financial and securities data of the Company with publicly available information concerning various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as Lazard Freres deemed appropriate for purposes of preparing the Lazard Freres analyses.

  In preparing its analyses, Lazard Freres relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Parent or Parent's representatives, or that was otherwise reviewed by Lazard Freres. Lazard Freres did not assume responsibility for making any independent evaluation of the assets or liabilities of the Company, or for making any independent verification of the information reviewed by Lazard Freres. The Lazard Freres analyses were necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Lazard Freres as of, the date of the Lazard Freres analyses.

 Fairness of Share Offer Price

  By June 9, 1999, Lazard Freres had met several times with representatives of Parent in order to assist Parent's management in its consideration of the Offer, discussed its analyses and the consideration to be offered to the holders of the Shares pursuant to the Offer. In conjunction with this, Lazard Freres distributed to representatives of Parent copies of its written materials. In discussing its analyses with representatives of Parent, Lazard Freres addressed certain financial and comparative analyses contained in its written materials and other matters it deemed relevant. Among various analyses that Lazard Freres presented to the Parent Board were the following:

  COMPARABLE COMPANY ANALYSIS. Lazard Freres analyzed publicly available selected historical and projected operating information, stock market data and financial ratios for seven public environmental services companies ("ES Companies"). The ES Companies were Dames & Moore Group, Inc., (at its unaffected, pre-transaction announcement price) Harding Lawson Associates Group, Inc., The IT Group, Inc., Weston (Roy F.), Inc., Tetra Tech, Inc., TRC Companies, Inc. and URS Corp. Lazard Freres analyzed the Enterprise Value (as defined) of each of the ES Companies (using the stock prices as of June 4,
1999) measured as a multiple of selected financial data. Enterprise Value is defined as equity value plus total debt plus the liquidation value of the preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments. In examining the ES Companies, Lazard Freres compared the Enterprise Value of the companies to each company's respective projected 1999 and last twelve months ("LTM") Revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). Lazard Freres' analysis of the ES Companies yielded the following medians: a LTM and Projected 1999 revenue multiple of 0.52x and 0.76x, respectively. Based on the Comparable Company analysis, Lazard Freres valued the Company at 0.50x-0.70x LTM Revenues. This equated to an Enterprise Value range of $224 million to $314 million or $0.66 to $1.15 per Share. Lazard Freres noted that EBITDA and EBIT did not yield any meaningful results given the Company's operating losses.

  COMPARABLE MERGER AND ACQUISITION ANALYSIS. Lazard Freres reviewed publicly available information for a number of selected mergers and acquisitions transactions in the environmental services industry. The acquisitions (acquiror/acquired company) included: (i) IT Group/EMCON; (ii) URS Corporation/Dames & Moore Group; (iii) Jacobs Engineering Group Inc./Sverdrup Corporation; (iv) IT Group/Fluor Daniel GTI, Inc.; (v) International Technology Corp./OHM Corp.; (vi) Philip Environmental Inc./Allwaste, Inc.;
(vii) United States Filter Corp./Davis Water & Waste Industries Inc.; (viii) Flour Daniel, Inc./Groundwater Technology, Inc.; (ix) OHM Corp./Rust International (WMX Technologies); and (x) Heidemij N.V./Geraghty & Miller, Inc.

  In examining these acquisitions, Lazard Freres analyzed the transaction value of the acquired company (defined as "Enterprise Value") implied by each of these transactions measured as a multiple of LTM Revenues, EBITDA and EBIT. Lazard Freres' analysis of transaction value as a multiple of LTM Revenues yielded a median of 0.54x. Lazard Freres' analysis of transaction value as a multiple of LTM EBITDA yielded a median of 9.0x. Lazard Freres' analysis of transaction value as a multiple of LTM EBIT yielded a median of 14.9x. Based on the Comparable Merger and Acquisitions Analysis, Lazard Freres valued the Company at 0.60x-0.80x LTM Revenues. This equated to an Enterprise Value range of $269 million to $358 million or $0.91 to $1.39 per Share. EBITDA and EBIT multiples did not yield any meaningful results given the Company's operating losses.

  DISCOUNTED CASH FLOW ANALYSIS. Lazard Freres performed a discounted cash flow ("DCF") analysis of the Company using projections and assumptions, as of January 31, 1999, provided by the Company. The DCF analyses for the Company were estimated using discount rates ranging from 10.0% to 12.0% and terminal EBITDA multiples in 2003 for the Company ranging from 7.0x to 9.0x. This analysis yielded an Enterprise Value range of $187 million to $255 million or $0.46 to $0.83 per Share.

  PREMIUMS PAID ANALYSIS IN MINORITY BUYOUT TRANSACTIONS. Lazard Freres determined the implied premium based on the consideration over the closing prices one day and one month prior to the announcement date of transactions in which a parent company acquired the publicly-held shares of its subsidiary, which subsidiaries are not necessarily comparable to the Company. The average initial premiums for the selected transactions over the closing prices, one day prior to the announcement dates, were 13.3% for all cash deals and 12.9% for all deals. The average initial premiums for the selected transactions over the closing prices, one month prior to the announcement dates, were 22.5% for all deals and 22.0% for all cash deals. The average final premiums for the selected transactions over the closing prices, one month prior to the announcement dates, were 28.5% for all deals and 28.0% for all cash deals. Lazard Freres has assumed that the unaffected price of the Company's stock is $1.44, the closing price on March 19, 1999, as the price increased 39.1% the next trading day on usually large trading volume. Based on that price, the offer of $2.90 per share represents a premium of 101.4% to the unaffected price.

  The summary set forth above does not purport to be a complete description of the work performed by Lazard Freres but describes, in summary form, the principal elements of the analyses conducted by Lazard Freres and discussed with Parent on June 9, 1999. The preparation of the analyses made by Lazard Freres involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such a presentation is not readily susceptible to summary description. Each of the analyses conducted by Lazard Freres was carried out in order to provide a different perspective on the valuation of the Company and to add to the total mix of information available. Lazard Freres did not assign relative weights to any of its analyses in preparing its presentation. Accordingly, notwithstanding the separate factors summarized above, Lazard Freres has indicated to Parent that it believes that its analyses must be viewed in light of each other, that all analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the Lazard Freres presentation. The analyses performed by Lazard Freres are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  In the ordinary course of business, Lazard Freres and its affiliates may own or actively trade the securities of Parent and the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in Parent's or the Company's securities. Lazard Freres, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Lazard Freres has performed investment banking and other services for Parent in the past, including advising on the acquisition of U.S. Filter. Lazard Freres has received usual and customary compensation for its past services for Parent.

Forward Looking Statements

  THE MATTERS DISCUSSED UNDER THE HEADINGS "SPECIAL FACTORS--BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH THE COMPANY," "--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER," "--ANALYSIS OF INVESTMENT BANKER TO PARENT" AND "THE TENDER OFFER--
SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY" CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STOCKHOLDERS AND WARRANTHOLDERS ARE CAUTIONED THAT, IN ADDITION TO THE OTHER FACTORS SET FORTH UNDER THE HEADINGS "SPECIAL FACTORS--BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH THE COMPANY," "--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER," "--OPINION OF BEACON, "--POSITION OF PARENT AND THE PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER," AND "--ANALYSIS OF INVESTMENT BANKER TO PARENT," THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS:

  (i)The Company's highly competitive marketplace.

  (ii) Changes in, as well as enforcement levels of, federal, state and local environmental legislation and regulations that change demand for a significant portion of the Company's services.

  (iii) Adverse developments in the DOJ Investigation.

  (iv) Dependency on key projects, customers and contracts.

  (v) The ability to obtain new contracts (some of which are significant) from existing and new clients.

  (vi) The ability of the Company to continue to obtain new bid and performance bonds.

  (vii) The execution of expected new projects and those projects in backlog within the most recent cost estimates.

  (viii) Changes in interest rates causing an increase in the Company's effective borrowing rate.

  (ix) Adverse resolution of litigation matters and existing claims arising in the ordinary course of business.

  (x) The ability of the Company to access capital (through an investment fund, off-balance sheet vehicle or otherwise) and to effect and finance future investments.

Purpose and Structure of the Offer and the Merger; Plans for the Company After the Offer and the Merger

 Purpose and Structure of the Offer and the Merger.

  The purpose of the Offer and the Merger is to enable Parent to acquire the entire equity interest in the Company. Parent desires to own the entire equity interest in the Company at this time to integrate certain of the Company's operations into one or more of Parent's existing wholly owned water businesses. Such integration will allow Parent to achieve additional operating efficiencies and will provide the flexibility to respond quickly to changes in an increasingly competitive industry. This will be accomplished by Parent, through the Purchaser, by acquiring the Shares it does not already own in the Company. Through the Merger, Parent will acquire all the Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will be an indirect wholly owned subsidiary of Parent. The acquisition of the Shares not owned by Parent has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the Public Stockholders with cash for all of their Shares. See "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Plans for the Company After the Offer and the Merger."

  Under the DGCL, the approval of the Company Board and the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby. Pursuant to the Recapitalization Agreement, the "independent directors" must approve a Short-Form merger. The Company Board (including each of the "independent directors") has approved, adopted and declared to be advisable the Merger Agreement and the transactions contemplated thereby. If a Short-Form Merger is effected pursuant to the relevant provisions of the DGCL, the Merger can be approved through action of the Company Board without a stockholder vote. If a Short-Form Merger cannot be effected, the only remaining corporate action of the Company, Parent or the Purchaser is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of a majority of the votes cast by all stockholders of the Company entitled to vote thereon. Parent already has sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder of the Company. Pursuant to the Warrant Agreement, at the Effective Time of the Merger, each Warrant would automatically become exercisable for the Merger Consideration. The Offer is structured so that no approval of the holders of the Shares held by the Public Stockholders (other than the tender by Public Stockholders and Warrantholders of a sufficient number of Shares and Warrants which, when aggregated with the Shares currently owned directly or indirectly by Parent and the Purchaser, to constitute 90% of the then outstanding Shares (assuming exercise of all Warrants acquired in the Offer) (the "Minimum Condition")) is required. The Purchaser will, subject to the conditions of the Offer, accept for payment the Shares and Warrants validly tendered in accordance with the Offer and the Letter of Transmittal.

 Plans for the Company After the Offer and the Merger

  Depending upon the number of the Shares and Warrants purchased pursuant to the Offer and the aggregate market value of any Shares and Warrants not purchased pursuant to the Offer, the Shares and Warrants may no longer meet the standards for continued listing on the American Stock Exchange, Inc. (the "AMEX") and may, upon initiative of the AMEX, be delisted therefrom. The Company risks having the Shares delisted from the AMEX if (i) the number of publicly-held Shares falls below 200,000 shares; or (ii) the market value of the number of publicly-held Shares falls below $1,000,000; or (iii) the number of stockholders is less than 300; or (iv) stockholders' equity falls below $2,000,000 if the Company has had losses in 2 of the then most recent 3 years or below $4,000,000 if the Company has had losses in 3 of the then most recent 4 years. While the AMEX does not have firm quantitative standards for the continued listing of warrants, published AMEX guidelines provide that Warrants would be considered for delisting in the event that the public distribution of Warrants was so reduced by consummation of the Offer as to make AMEX trading in Warrants impracticable. The AMEX would also consider delisting Warrants, regardless of the number outstanding following consummation of the Offer, if the Shares for which the Warrants are exercisable were delisted. In the event that the Shares and Warrants are no longer listed for quotation on the AMEX, it is possible that the Shares and Warrants would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and Warrants and the availability of such quotations would, however, depend on the number of holders of the Shares and Warrants remaining at such time, the interest in maintaining a market in the Shares and Warrants on the part of securities firms, the possible termination of registration of the Shares and Warrants under the Exchange Act, as described below, and other factors. To the extent the Shares and Warrants are delisted from the AMEX, the market for the Shares and Warrants would likely be affected adversely. Further, the Purchaser cannot predict whether a reduction in the number of the Shares and Warrants that might otherwise trade publicly, if any, as a result of the Offer, would have an adverse or beneficial effect on the market price for or marketability of the Shares and Warrants or whether it would cause future market prices to be greater or less than the Share Offer Price or the Warrant Offer Price, as the case may be. See "THE TENDER OFFER--Section 6. Possible Effects of the Offer on the Market for the Shares and Warrants; AMEX Listing; Exchange Act Registration; Margin Regulations."

  Pursuant to the Merger Agreement, following consummation of the Offer, the Company and the Purchaser will consummate the Merger. See "SPECIAL FACTORS-- The Merger Agreement." In such event, in accordance with the relevant provisions of the DGCL, the Purchaser would be merged with and into the Company. The purpose of the Merger would be to acquire all publicly-held Shares not validly tendered and purchased pursuant to the Offer or otherwise directly or indirectly held by the Purchaser or Parent. In the Merger, each then-outstanding Share (other than the Shares owned by the Company as treasury stock, the Shares directly or indirectly owned by Parent or the Purchaser, or the Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive the Merger Consideration. See "SPECIAL FACTORS--Rights of Stockholders in the Offer and the Merger." Pursuant to the Warrant Agreement, in the Merger, each Warrant would automatically become exercisable for the Merger Consideration. Therefore, as a result of the Merger, Warrantholders who did not tender their Warrants in the Offer would have to pay the exercise price of such Warrants in exchange for receiving the Merger Consideration.

  If the Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of the Shares currently directly or indirectly owned by Parent to the Purchaser and exercise of all Warrants acquired in the Offer), the Purchaser would have the ability to consummate the Merger without a meeting or vote of the Company Board or of the stockholders of the Company pursuant to the "short-form" merger provisions of
Section 253 of the DGCL. In such circumstances, the Purchaser currently intends to so effectuate the Merger as soon as practicable.

  If Parent and the Purchaser own less than 90% of the outstanding Shares (assuming exercise of all Warrants acquired in the Offer) following consummation of the Offer, the Merger Agreement provides that the Purchaser and the Company will promptly use their best efforts to take such steps as are necessary to cause the Merger to be effective, which will, if the Shares and Warrants remain registered under the Exchange Act, require filing with the Commission certain disclosure materials prior to the adoption of the Merger by the Company's stockholders.

  Parent has asked its wholly owned subsidiary, Vivendi North America Management Services, Inc. to examine various options regarding the future of the Company's consulting and engineering subsidiary, M&E, following a successful Transaction, including the disposition of part or all of the stock or assets of that company. No decisions have been made at this time as to the treatment of M&E and any such decision would be subject to approval of the Company Board.

  Following consummation of the Merger, the Company will continue as the Surviving Corporation and will be an indirect wholly owned subsidiary of Parent. Parent and the Purchaser currently intend to review various possible business strategies that they might consider following the Offer and the Merger. Such strategies could include, among other things, changes in the Company's business, corporate structure or management. See "SPECIAL FACTORS-- Background of the Offer and the Merger; Contacts with the Company."

  Except as otherwise described in this Offer to Purchase, Parent and the Purchaser have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present Company Board or management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors, to fill any existing vacancy on the Company Board or to change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business;
(f) a class of securities of the Company to be delisted from the AMEX or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (h) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

  The Merger Agreement provides for the directors of the Purchaser immediately prior to the Effective Time and for the officers of the Company immediately prior to the Effective Time, to be the directors and the officers, respectively, of the Surviving Corporation after the Merger, until their respective successors are elected or appointed and qualified in accordance with applicable law.

  Notice to Warrantholders. Pursuant to the Warrant Agreement, upon the consummation of any merger in which the Company is a constituent corporation, all outstanding Warrants automatically become exercisable for the kind and amount of consideration which Warrantholders would have received immediately following the merger if they had exercised their Warrants immediately prior to such merger. Consequently, as a result of the Merger, each Warrant will automatically be converted into the right to exercise in exchange for the Merger Consideration. As required under the Warrant Agreement, Parent and the Purchaser plan to cause the Surviving Corporation to enter into a Supplemental Warrant Agreement following the Merger pursuant to which Warrantholders who do not tender their Warrants in the Offer will have the right to exercise their Warrants in exchange for the Merger Consideration. As a result, Warrantholders will have the right to exercise Warrants at the exercise price of $2.50 per Warrant in exchange for the $2.90 Share Offer Price.

  Redemption of the Company's 8% Convertible Subordinated Debentures. Pursuant to the Merger Agreement, as amended, the Company has agreed to take all steps necessary to cause the redemption of the Company's 8% Convertible Subordinated Debentures Due 2015 (the "Debentures") prior to the Effective Time of the Merger. Such redemption is a condition to consummation of the Merger. Pursuant to the terms of the indenture governing the Debentures, the Debentures may currently be redeemed at 100.8% of the principal amount. Such redemption requires not less than 30 days notice to the holders of the Debentures.

Rights of Stockholders in the Offer and the Merger

  No dissenter or appraisal rights are available to stockholders in connection with the Offer or to Warrantholders in the Offer or the Merger. If the Merger is consummated, however, record stockholders of the Company who have not validly tendered their Shares will have certain rights under the DGCL to an appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), attached hereto as Schedule III, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Appraisal Shares. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

  Under Section 262, if the Merger is submitted to the stockholders of the Company at a meeting thereof, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Merger, notify each of the Company stockholders entitled to appraisal rights that such rights are available, and must include in such notice a copy of
Section 262. If the Merger is accomplished pursuant to Section 228 or Section 253 of the DGCL, the Company, either before the effective date of the Merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective date of the Merger and that appraisal rights are available, and must include in such notice a copy of Section 262.

  A holder of Appraisal Shares wishing to exercise such holder's appraisal rights will be required to deliver to the Company before the taking of the vote on the Merger or within 20 days after the date of mailing the notice described in the preceding paragraph, as the case may be, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal (as described below) is made and must continue to hold such Appraisal Shares of record through the Effective Time. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made (if such demand is made prior to the effectiveness of the Merger), but who thereafter transfers such Appraisal Shares prior to the consummation of the Merger, will lose any right to appraisal in respect of such Appraisal Shares. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Surviving Corporation of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of the Appraisal Shares.

  A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, will have to act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as trustee, guardian or custodian), depository or other nominee, the demand will have to be executed by or for the record holder. If the Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand will have to be executed by or for all joint owners. An authorized agent, including agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identified the record owner and expressly discloses that fact, in making the demand, the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares will have to be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

  A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares standing in the name of such record owner.

  Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Appraisal Shares. There is no present intention on the part of the Purchaser to file an appraisal petition and stockholders who seek to exercise appraisal rights should not assume that the Purchaser will file such a petition or that the Purchaser will initiate any negotiations with respect to the fair value of such Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the effective date of the Merger, any stockholder who has theretofore complied with the provisions of
Section 262 will be entitled, upon written request, to receive from the Purchaser a statement setting forth the aggregate number of Shares not voting in favor of the Merger and with respect to which demands for appraisal were received by the Purchaser and the number of holder of such Shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Purchaser.

  If a petition for appraisal is timely filed, after hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

  The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

  Any holder of Appraisal Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time of the Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time.)

  At any time within 60 days after the effective date of the Merger, any stockholder shall have the right to withdraw its demand for appraisal and to accept the Merger Consideration. After this period, the stockholder may withdraw its demand for appraisal only with the consent of the Purchaser. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Merger, or if the stockholder delivers to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal.

The Merger Agreement

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser and Parent with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Purchaser's intention to commence the Offer. The obligation of the Purchaser to accept for payment and pay for the Shares and Warrants tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption "THE TENDER OFFER--Section 10. Certain Conditions of the Offer." The Purchaser and Parent have agreed that, without the prior written consent of the Special Committee, no change in the Offer may be made which decreases the price per Share or per Warrant payable in the Offer, which reduces the maximum number of Shares or Warrants to be purchased in the Offer, which changes the form of consideration payable in the Offer, which adds to, modifies or supplements the conditions to the Offer set forth below under the caption "THE TENDER OFFER--Section 10. Certain Conditions of the Offer" or which extends the expiration date of the Offer beyond the twentieth business day following commencement thereof; provided, however, the Purchaser may extend the expiration date of the Offer,
(i) upon the occurrence of any of the events set forth below under the caption "THE TENDER OFFER--Section 10. Certain Conditions of the Offer " and (ii) to the extent necessary respond to comments on the Offer Documents (as defined below) from the Commission. The Purchaser and Parent may also make such other changes in the terms or conditions of the Offer as are not materially adverse to the holders of the Shares and Warrants without the prior written consent of the Special Committee. The term "Offer Documents" means the Schedule 14D-1, the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), this Offer to Purchase and the other documents, in each case filed by the Purchaser and Parent with the Commission in connection with the Offer, together with all supplements and amendments thereto.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company shall continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a stockholder (other than Parent or the Purchaser and other than any Shares for which the holder thereof is seeking appraisal rights ("Dissenting Shares") shall be canceled and shall be converted automatically into the right to receive from Surviving Corporation the Merger Consideration payable, without interest. Each Share held by Parent, the Purchaser or by the Company in treasury immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

  Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  Directors and Officers, Certificate of Incorporation and By-laws. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. The Merger Agreement provides that the Certificate of Incorporation of the Purchaser as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Withholding Taxes. The Surviving Corporation or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of the Shares any amounts that the Surviving Corporation or such paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

  Agreements of Parent, the Purchaser and the Company; Stockholders'
Meeting. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, take all necessary action to duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger

Agreement and the Transactions (as defined in the Merger Agreement) (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and the Purchaser shall cause all the Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the Transactions. In the event the Stockholders' Meeting is called, the Company shall use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the approval and adoption of the Merger Agreement and to secure the vote or consent of stockholders required by the DGCL to approve and adopt the Merger Agreement, unless otherwise required by the applicable fiduciary duties of the directors of the Company or of the Company's directors constituting the Special Committee, as determined by such directors in good faith, and after consultation with independent legal counsel (which may include the Company's regularly engaged legal counsel).

  Proxy Statement. The Merger Agreement provides that Parent, Purchaser and the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement or information statement (each, a "Proxy Statement") with respect to the Stockholders' Meeting with the Commission under the Exchange Act, and use their best efforts to have the Proxy Statement cleared by the Commission. Parent, the Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent and the Purchaser of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment thereof or supplement thereto or for additional information and shall provide to Parent and the Purchaser promptly copies of all correspondence between the Company or any representative of the Company and Commission. The Company shall give Parent and their counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and shall give Parent, the Purchaser and their counsel the opportunity to review all amendments and supplements to the Proxy Statements and all responses to requests for additional information from the Commission and replies to comments from the Commission prior to their being filed with, or sent to, the Commission. Each of the Company, Parent and the Purchaser shall use its reasonable efforts after consultation with the other parties to the Merger Agreement, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement and all required amendments thereof and supplements thereto to be mailed to the holders of the Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

  Public Announcements. Pursuant to the Merger Agreement, Parent, the Purchaser and the Company shall each obtain the prior consent of each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated thereby and shall not issue any such press release or make any such public statement without such prior consent, except as may be required by law or any listing agreement with a national securities exchange to which Parent, the Purchaser or the Company is a party.

  Further Action. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto covenants and agrees to use all reasonable best efforts to deliver or cause to be delivered such documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement, including the Merger.

  Redemption of the Company's 8% Convertible Subordinated Debentures. Pursuant to the Merger Agreement, the Company has agreed to take all steps necessary to cause the redemption of the Debentures prior to the Effective Time of the Merger. Such redemption is a condition to consummation of the Merger. See "Conditions to the Merger" below.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company, Parent and the Purchaser as to the enforceability of the Merger Agreement. The Company also has provided, subject to appropriate materiality standards, representations and warranties as to absence of certain changes or events concerning the Company's business, corporate status, capitalization and the accuracy of financial statements and filings with the Commission.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the DGCL and the Certificate of Incorporation and the By-laws of the Company; (ii) the Debentures shall have been redeemed; and (iii) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of the Shares and/or the Warrants by Purchaser illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger.

  Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (i) by mutual written consent duly authorized by the Board of Directors of Parent, the Purchaser and the Company, if such termination is also approved by the Special Committee; (ii) by either Parent, the Purchaser or the Company if (a) the Effective Time shall not have occurred on or before December 31, 1999; provided, however, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (b) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (iii) by Parent, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth under the caption "THE TENDER OFFER Section 10.--Certain Conditions of the Offer" below, the Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) terminated the Offer without having accepted any Shares or Warrants for payment thereunder, or (3) failed to pay for the Shares and Warrants validly tendered and not properly withdrawn pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for the Shares and Warrants shall have been caused by or resulted from the failure of Parent or the Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or the Purchaser of any representation or warranty of either of them contained in the Merger Agreement or (b) prior to the purchase of any Shares or Warrants validly tendered pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner that is, in the reasonable judgment of Parent, materially adverse to Parent or the Purchaser, its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for the Shares or Warrants, or shall have resolved to do any of the foregoing.

  In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, except for certain provisions of the Merger Agreement (including those related to fees and expenses described below) which survive termination. The Merger Agreement also provides that no party shall be relieved from liability for any wilful breach thereof.

  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by Parent.

Interests of Certain Persons in the Offer and the Merger

 General.

  In considering the recommendation of the Special Committee and of the Company Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders and Warrantholders should be aware that members of the Company's management and the Company Board have the interests and relationships summarized below that may present them with potential conflicts of interest in connection with the Offer and the Merger. The Special Committee and the Company Board recognized such interests and determined that such interests neither supported nor detracted from the fairness of the Offer and the Merger to the stockholders and Warrantholders.

 Compensation of Members of the Special Committee.

  Martha O. Hesse and John J. Morris have each been compensated in the amount of $100,000 for serving as members of the Special Committee. This compensation was authorized by the Company Board in order to compensate the members thereof for the significant additional time commitment that was required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and was paid without regard to whether the Special Committee approved the Offer and the Merger or whether the Merger was consummated.

 Ownership of Shares and Warrants.

  As of July 14, 1999, the directors and executive officers of the Company, as a group, beneficially owned an aggregate of 20,908 Shares (representing less than 1% of the then outstanding Shares), excluding Shares subject to Options, and 3,250 Warrants. As of July 14, 1999, the members of the Special Committee, as a group, beneficially owned an aggregate of 16,908 Shares (representing less than 1% of the then outstanding Shares), excluding Shares subject to options and 3,250 Warrants. Except as set forth under "SPECIAL FACTORS-- Beneficial Ownership of the Shares and Warrants," no directors, officers or members of the Special Committee currently own any Warrants. All such Shares held by such directors and executive officers and by the members of the Special Committee will be treated in the Merger in the same manner as Shares held by the other stockholders. In the aggregate, the directors and executive officers of the Company will be entitled to receive approximately $60,633 for their Shares and $1,300 for their Warrants upon consummation of the Offer and the Merger (based upon the number of Shares owned as of July 14, 1999) and the members of the Special Committee will be entitled to receive approximately $49,033 for their Shares and $1,300 for their Warrants upon consummation of the Offer and the Merger (based upon the number of Shares owned as of July 14, 1999).

 Options.

  As of July 14, 1999, the directors and executive officers of the Company had Options to acquire an aggregate of 768,500 Shares at an average exercise price of $1.914 per Share. The Company Board has caused the acceleration of the vesting of all outstanding options held by directors and executive officers to allow such options to be exercised prior to the expiration of the Offer in exchange for Shares which may then be tendered in the Offer or converted into the right to receive the Merger Consideration in the Merger. Based upon the average exercise price of such options and the Share Offer Price, the directors and executive officers of the Company, as a group, will receive total consideration of $758,115 (before applicable taxes) net of the total amount they will have to pay to exercise options.

 Director Compensation.

  Each member of the Company Board is entitled to receive an annual fee of $18,000 plus $7,500 per year if such member of the Company Board is also a member of a Committee of the Company Board other than the Special Committee. In addition, the directors serving on the Special Committee have received additional compensation in connection with such service. See "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger."

  Stockholders and Warrantholders also should be aware that Parent and the Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of more than 83% of the Shares and its affiliates' officers, constituting 5 of the Company's 7 directors, Parent may be deemed to control the Company.

  The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger."

  To the best knowledge of Parent and the Purchaser, all of the executive officers and directors of the Company currently intend to tender Shares owned by them pursuant to the Offer.

Beneficial Ownership of the Shares and Warrants

 Security Ownership of Certain Beneficial Owners.

  The following table sets forth certain information, as of July 14, 1999, regarding the ownership of the Shares and Warrants by each person known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Shares and Warrants.

                                                Percentage of   Percentage of
                    Number of     Number of        Shares         Warrants
    Name of        the Shares    the Warrants   Beneficially    Beneficially
Beneficial Owner    Owned(1)        Owned         Owned(2)          Owned
----------------   -----------   ------------   -------------   -------------
Vivendi            153,714,675        --            83.0%            --

--------
(1) All such Shares are owned directly and indirectly by Vivendi through its wholly owned subsidiary Vivendi North America Operations, Inc., which owns 153,714,675 Shares.
(2) Based upon 185,266,429 Shares outstanding as of July 14, 1999.

 Security Ownership of Directors and Executive Officers of the Company.

  The following table sets forth, as of July 14, 1999, the aggregate amount and percentage of the Shares and/or Warrants beneficially owned by each current executive officer and director of the Company. Any such person whose name does not appear does not beneficially own any Shares and/or Warrants as of July 14, 1999. The table also sets forth as of July 14 1999, the aggregate amount and percentage of the Shares and/or Warrants beneficially owned by all current directors and executive officers, as a group, of the Company. No pension, profit-sharing or similar plan of the Company owns any Shares or Warrants. Except as indicated below, the directors and officers of Parent and the Purchaser do not own any Shares or Warrants.

                          Number of the Shares Number of Warrants               Percent of Class
Name                       Beneficially Owned  Beneficially Owned Option Shares    of Shares
----                      -------------------- ------------------ ------------- ----------------
Thierry M. Mallet(1)....        150,000                --            150,000            *
Alain Brunais(2)........        169,000                --            168,000            *
Martha O. Hesse.........         13,058              1,629             3,000(1)         *
John W. Morris..........         14,100              1,621             4,000(2)         *
Joseph Bolton...........         53,000(3)             --             50,000            *
Jean-Claude Banon.......          3,500                --              3,500(4)         *
Kevin P. Duffy..........         27,500                --             27,500            *
Francis X. Ferrara......         27,500                --             27,500            *
Jeffrey M. Fitzgerald...         25,000                --             25,000            *
Gail M. Fulwider........         60,000                --             60,000            *
Neil Lawrence Lane......         60,000                --             60,000            *
Michael A. Szornjassy...         75,000                --             75,000(5)         *
Joseph R. Vidal.........         44,100                --             44,100            *
Jekabs P. Vittands......        124,519                --            124,519            *
Robert S. Volland.......        101,000                --            101,000            *
All directors and
 executive officers as a
 group (17 persons).....        947,277              3,250           923,119            *

--------
*  Less than one percent of the class of securities

(1) Annual grants to Ms. Hesse as a member of the Compensation and Benefits Committees of the Company Board to be awarded on July 31, 1999.

(2) Includes annual grants to Mr. Morris as a member of the Compensation and Benefits Committees of the Company Board to be awarded on July 31, 1999, in the amount of 500 options.

(3) Includes 25,000 restricted Shares granted on September 9, 1998, in lieu of a sign-on bonus.

(4) Includes annual grants to Mr. Banon as a member of the Compensation and Benefits Committees of the Company Board to be awarded on July 31, 1999, in the amount of 500 options.

(5) Includes 25,000 restricted Shares granted on September 9, 1998, in lieu of a sign-on bonus.

  Transactions by Certain Persons in the Shares and Warrants. Since May 18, 1999, 60 days prior to the initial filing of the Schedule 13E-3, through July 16, 1999, none of the Company, Parent or the Purchaser, any majority owned subsidiary thereof, any director or executive officer thereof and no pension, profit-sharing or similar plan of the Company, Parent or the Purchaser has effected any purchases or sales of the Shares and/or Warrants.

Related Party Transactions

  As of October 31, 1998, approximately 83% of the Shares was beneficially owned by Parent, the Company's largest stockholder. As of December 31, 1998, the Shares that had been owned directly and indirectly by Parent (83% of the outstanding Shares at that date), were transferred to Parent's wholly owned subsidiary, Vivendi North America Operations, Inc.

  The Company and Parent entered into a number of agreements to define the ongoing relationship between the two companies. Because of Parent's control over the Company and its operations, these agreements were not the result of negotiations between independent parties; however, the Company and Parent believe that terms of such agreements are as favorable to the Company as could be obtained from an unaffiliated party. The following is a summary of certain agreements between the Company and Parent (or their respective subsidiaries):

 Investment Agreement.

  Pursuant to an Investment Agreement, Parent provided the Company with a $125 million Vivendi Note (described below) and entered into certain agreements and undertakings with respect to the Company. Among these agreements and undertakings, Parent agreed that for so long as Parent and its Affiliates are the largest stockholder of the Company, the Company shall be Parent's exclusive vehicle in the United States, its possessions and its territories for its water management and waste water management and air pollution activities; provided that the foregoing shall not apply to any acquisition or investment by Parent (or any of its affiliates) of or in a privately-owned, publicly-traded or publicly-owned company in the Water Business. In addition, Parent agreed to assist (and cause its affiliates to assist) the Company in developing its water management and wastewater management and air pollution activities in both Canada and Mexico, subject to contractual agreements as of March 30, 1994 and taking into account the respective interests of the Company, on the one hand, and Parent and its affiliates on the other. Parent also agreed to offer the Company an active participation in any proposed water management or wastewater management activities by Parent (or any of its affiliates) in the United States (which shall be deemed to exclude the Water Businesses), which investment is too capital intensive for the Company to undertake on a stand-alone basis. Also, Parent agreed that, in the event Parent or any of its Affiliates acquires control of a Water Business which is also engaged in wastewater activities similar to those conducted by the Company as of the date of the Investment Agreement, then Parent or such Affiliate shall use reasonable efforts to cause, subject to the fiduciary duties of the board of directors of such Water Business and other applicable regulatory standards, that Water Business to offer to the Company (i) the opportunity to obtain "operating and maintenance" contracts with the wastewater management business of such Water Business and (ii) the opportunity to obtain new engineering contracts with such Water Business, in each case, on terms which are commercially reasonable in the judgment of such Water Business; provided that the foregoing shall not apply to any existing business of Consumers Water or Philadelphia Suburban as of the date of the Investment Agreement. In addition, Parent and its Affiliates, on the one hand, and the Company on the other, agreed to establish a privileged commercial relationship for the development of air pollution activities in Europe.

 Right to Appoint Directors.

  In connection with the above mentioned agreements, Parent received certain rights with respect to the Company, in particular, representation on the Company Board proportionate to the aggregate voting control represented by the Shares and Series A Preferred Stock beneficially owned by Parent (subject to a minimum of three Independent Directors pursuant to the original agreement reduced to two independent directors pursuant to a subsequent amendment) and the right to designate the Chairman of the Company Board, the Company's Chief Executive Officer and the Company's Chief Financial Officer.

 Affiliate Transactions.

  Parent has agreed on behalf of itself and its affiliates that any transactions (or series of related transactions in a chain) between the Company and any of its affiliates and Parent or any of its affiliates will be on an arm's length basis. Any such transaction (or such series of transactions) having an aggregate value in excess of $1 million must be approved by a majority of Independent Directors or a special committee thereof acting in a separate meeting or by unanimous written consent. The Company, Parent and VNA have further agreed that all actions by the Company with respect to any claim by the Company against Parent or its affiliates under the Investment Agreement will be taken only by majority approval of such Independent Directors or a special committee thereof, so acting in a separate meeting or by unanimous written consent.

 Sale of the Shares.

  Parent has also agreed to give the Company one day's prior written notice of any sale of the Shares held by Parent or its affiliates if, to the knowledge of Parent, such sale would result in any person beneficially owning more than 15% of the outstanding Shares.

 Registration Rights.

  Parent and VNA have the right, pursuant to the Investment Agreement, to require the Company to register the Shares owned by Parent and its affiliates for sale to the public, with certain exceptions. Parent and VNA have not exercised this right.

 Access to Books and Records.

  The Company has agreed that for so long as Parent beneficially owns directly or indirectly at least 26% of the outstanding Shares on a fully-diluted basis, Parent will have access on reasonable terms to the books, records and employees of the Company and its subsidiaries and to the provision by the Company of all information reasonably requested by Parent, subject to confidentiality obligations.

 Parent Note and Involvement of Parent in Other Financing Arrangements.

  In addition to its direct ownership interest, the Company has benefitted from certain financial undertakings by Parent, including a $125 million term loan from Parent and a $60 million credit facility with VNA, both of which were repaid in March 1998 with a portion of the gross proceeds from the Rights Offering in connection with the Recapitalization Agreement. The Company compensates Parent for its support of the Company's credit facilities, in an amount equal to 0.95% per annum of the outstanding commitment of its credit facilities, and for other services including $2.0 million for financial advisor and legal fees and expenses related to the Recapitalization. Total fees to Parent and its subsidiaries were approximately $6.0 million, $2.3 million and $2.1 million for the three years ended October 31, 1998, 1997 and 1996, respectively. At October 31, 1998 and 1997, the Company had accounts payable and accrued expenses to Parent and its subsidiaries of approximately $8,338,000 and $3,483,000, respectively. In addition, the Company has agreed to function as the agent of Parent's water subsidiary for operations under the amended and restated contract with the Puerto Rico Aqueduct and Sewer Authority ("PRASA"); Parent had previously guaranteed performance of PSG Puerto Rico's original contract with PRASA. VNA also has partially indemnified certain obligations of the Company relating to the bonding of certain contracts.

Financing of the Offer and the Merger

  The total amount of funds required by the Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $103,242,090. Parent will ensure that the Purchaser has sufficient funds to acquire all the outstanding Shares and Warrants pursuant to the Offer and the Merger. Parent will provide such funds from its cash flow and readily available funds.

Certain United States Federal Income Tax Consequences

  The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders and Warrantholders of the Company whose Shares or Warrants are tendered and accepted for payment pursuant to the Offer, who receive cash in exchange for their Shares pursuant to the Merger or who receive cash with respect to their Warrants as a consequence of the Merger and pursuant to the Warrant Agreement or Supplemental Warrant Agreement, as applicable. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders or Warrantholders of the Company. The discussion is based on current law which is subject to change, possibly with retroactive effect. The discussion applies only to stockholders and Warrantholders who hold Shares or Warrants as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders and Warrantholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder or Warrantholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, foreign corporation, foreign partnership or foreign estate or trust (as defined under the Code) and does not address any aspect of state, local, foreign or other tax laws.

  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER AND WARRANTHOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE APPLICABILITY TO IT OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

  The receipt of cash for Shares or Warrants in connection with the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder or Warrantholder who tenders Shares or Warrants for cash pursuant to the Offer, a stockholder who receives cash in exchange for its Shares pursuant to the Merger and a Warrantholder who receives cash in respect of its Warrants as a consequence of the Merger and pursuant to the Warrant Agreement or Supplemental Warrant Agreement, as applicable, will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the net amount of cash received and such stockholder or Warrantholder's adjusted tax basis in such Shares or Warrants immediately prior to the Merger. Gain or loss recognized with respect to Shares or Warrants will be long-term capital gain or loss provided that a stockholder's or Warrantholder's holding period for such Shares or Warrants is more than 12 months at the time of consummation of the Offer or the Merger, as the case may be. Capital gain recognized by individuals (and certain estates and trusts) upon a disposition of a Share or Warrant that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share or Warrant that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of capital losses.

                               THE TENDER OFFER

1. Terms of the Offer.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares and Warrants validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined below) in accordance with the procedures set forth in "THE TENDER OFFER--Section 4. Withdrawal Rights," as soon as practicable after such Expiration Date; provided that, if the Shares and Warrants validly tendered and not properly withdrawn pursuant to the Offer are not sufficient to satisfy the Minimum Condition the Purchaser reserves the right, in its sole discretion, to extend the Offer from time to time for up to 15 business days in the aggregate, notwithstanding the prior satisfaction of the conditions to the Offer so long as the Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer that subsequently may not be satisfied during any such extension of the Offer. See "THE TENDER OFFER--Section 10. Certain Conditions of the Offer." The Offer will remain open until 12:00 midnight, New York City time, on Thursday, August 12, 1999 (the "Expiration Date"), unless and until the Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), extends the period of time for which the Offer is open, in which event the term "Expiration Date" will mean the time and date at which the Offer, as so extended by the Purchaser, will expire.

  The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See "THE TENDER OFFER--Section 10. Certain Conditions of the Offer." Parent shall be entitled to extend the Offer if, at any Expiration Date, any condition to the Offer is not satisfied or waived, and Parent agrees to cause the Purchaser to extend the Offer up to 40 days in the aggregate, in one or more periods of not more than 10 business days, if, at any Expiration Date, any condition to the Offer set forth in "THE TENDER OFFER--Section 10. Certain Conditions of the Offer" is not satisfied or waived; provided, however, that the Purchaser shall not be required to extend the Offer as provided in this sentence unless, in Parent's reasonable judgment each such condition is reasonably capable of being satisfied. During any extension, all the Shares and Warrants previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder or Warrantholder to withdraw such stockholder's Shares or such Warrantholder's Warrants. See "THE TENDER OFFER--Section 4. Withdrawal Rights." Under no circumstances will interest be paid on the purchase price for tendered Shares or Warrants, whether or not the Offer is extended.

  Subject to the applicable regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time or from time to time, to
(i) in addition to its termination rights relating to fulfillment of the Minimum Condition, terminate the Offer if at any time prior to the time of payment for Shares pursuant to the Offer any of the other conditions referred to in "THE TENDER OFFER--Section 10. Certain Conditions of the Offer" has not been satisfied; (ii) waive any condition (including the Minimum Condition); or
(iii) except as discussed below, otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary.

  Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1 under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders and Warrantholders in connection with the Offer be promptly disseminated to stockholders and Warrantholders in a manner reasonably designed to inform stockholders and Warrantholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to "THE TENDER OFFER--Section 10. Certain Conditions of the Offer."

  If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and Warrantholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of such change is generally required under applicable Commission rules and regulations to allow for adequate dissemination to stockholders and Warrantholders.

  For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  The Company has provided the Purchaser with the Company's stockholder and Warrantholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares and Warrants. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser, to record holders of the Shares and Warrants and will be furnished by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), promptly after the Expiration Date the Purchaser will purchase, by accepting for payment, and will pay for, all the Shares and Warrants validly tendered and not properly withdrawn (in accordance with "THE TENDER OFFER--Section 4. Withdrawal Rights") prior to the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares and Warrants in order to comply with applicable law. See "THE TENDER OFFER--Section 1. Terms of the Offer" and "--
Section 11. Certain Legal Matters; Required Regulatory Approvals."

  In all cases, payment for the Shares and Warrants purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares ("Share Certificates") or Warrants ("Warrant Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares and Warrants into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants;" (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares and/or Warrants which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, all the Shares and Warrants validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares and Warrants for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for the Shares and Warrants purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders and Warrantholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders and Warrantholders.

  UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES AND WARRANTS BE PAID BY THE PURCHASER.

  The reservation by the Purchaser of the right to delay the acceptance or purchase of, or payment for, the Shares and Warrants is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or to return the Shares and Warrants deposited by, or on behalf of, stockholders and Warrantholders, promptly after the termination or withdrawal of the Offer.

  If any validly tendered Shares or Warrants are not purchased pursuant to the Offer for any reason, or if Share Certificates or Warrant Certificates are submitted representing more Shares or Warrants than are validly tendered, Share Certificates or Warrant Certificates representing unpurchased or untendered Shares and Warrants will be returned, without expense to the tendering stockholder or Warrantholder (or, in the case of Shares or Warrants delivered by book-entry transfer into the Depositary's account at DTC pursuant to the procedures set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants," such Shares or Warrants will be credited to an account maintained within DTC), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  SUBJECT TO THE TERMS OF THE MERGER AGREEMENT, IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES OR WARRANTS PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES OR WARRANTS THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES OR WARRANTS WERE VALIDLY TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

  The Purchaser reserves the right to assign to any affiliate, to one or more of Parent's direct or indirect subsidiaries, the right to purchase all or any portion of the Shares or Warrants validly tendered pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering the Shares and Warrants.

  Valid Tender. Except as set forth below, in order for the Shares or Warrants to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates representing validly tendered Shares and Warrant Certificates representing validly tendered Warrants must be received by the Depositary or validly tendered pursuant to the procedure for book-entry transfer set forth below, and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternate, conditional or contingent tenders will be accepted.

  THE METHOD OF DELIVERY OF SHARE CERTIFICATES, WARRANT CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND WARRANTHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE

DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares or Warrants at DTC for purposes of the Offer. Any financial institution that is a participant in DTC's systems may make book-entry delivery of the Shares and Warrants by causing DTC to transfer such Shares or Warrants into the Depositary's account at DTC in accordance with its procedures for such transfer. However, although delivery of the Shares or Warrants may be effected through book-entry transfer into the Depositary's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

  DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17A-15 under the Exchange Act (an "Eligible Institution"), unless the Shares or Warrants tendered thereby are validly tendered (i) by a registered holder of Shares or Warrants who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

  If the Share Certificates or Warrant Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares or Warrant Certificates for unpurchased Warrants are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  If the Share Certificates or Warrant Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

  Guaranteed Delivery. If a stockholder or Warrantholder desires to tender Shares or Warrants pursuant to the Offer and such stockholder's or Warrantholder's Share Certificates or Warrant Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares or Warrants may nevertheless be validly tendered if all of the following guaranteed delivery procedures are duly complied with:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

    (iii) the Share Certificates or Warrant Certificates (or a Book-Entry Confirmation) representing all validly tendered Shares or Warrants, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery. An "AMEX trading day" is any day on which the AMEX is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary, and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery and a representation that the stockholder or Warrantholder on whose behalf the tender is being made is deemed to own the Shares or Warrants being tendered within the meaning of Rule 14e-4 under the Exchange Act.

  Notwithstanding any other provision hereof, payment for Shares or Warrants accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates or Warrant Certificates for, or, of Book-Entry Confirmation with respect to, such Shares or Warrants, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders and Warrantholders at the same time, and will depend upon when Share Certificates and Warrant Certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary's account at DTC.

  Backup Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders and Warrantholders (other than certain exempt stockholders and Warrantholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to such stockholders and Warrantholders pursuant to the Offer or the Merger. To prevent backup federal income tax withholding, each such stockholder and Warrantholder must provide the Depositary with such stockholder's and Warrantholder's correct taxpayer identification number and certify that each such stockholder and Warrantholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

  Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares or Warrants validly tendered and not properly withdrawn by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or Warrants and other securities or rights issued or issuable in respect of such Shares or Warrants on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares or Warrants. Such appointment will be effective upon the acceptance for payment of such Shares or Warrants by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares or Warrants and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and such other securities and rights for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

  Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares or Warrants will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or for which the acceptance of or payment may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer to the extent permitted by applicable law or any defect or irregularity in any tender of Shares of any particular stockholder or Warrants of any particular Warrantholder whether or not similar defects or irregularities are waived in the case of other stockholders or Warrantholders.

  A tender of Shares or Warrants pursuant to any of the procedures described above will constitute the tendering stockholder's or Warrantholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's or Warrantholder's representation and warranty to the Purchaser that (i) such stockholder or Warrantholder has a net long position in the Shares or Warrants being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Shares and/or Warrants complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares or Warrants for such person's own account unless, at the time of tender, the person so tendering (a) has a net long position equal to or greater than the amount of (A) Shares or Warrants tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Shares and/or Warrants tendered, and such person will acquire such Shares and/or Warrants for tender by conversion, exchange or exercise and (b) will cause such Shares and/or Warrants to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

  The Purchaser's interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares or Warrants will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity, will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  The Purchaser's acceptance for payment of Shares or Warrants validly tendered and not properly withdrawn pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder or Warrantholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

  Except as otherwise provided in this section, tenders of Shares or Warrants made pursuant to the Offer are irrevocable. Shares or Warrants tendered pursuant to the Offer may be withdrawn at any time, on or prior to the Expiration Date, and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after September 9, 1999.

  If, for any reason whatsoever, acceptance for payment of any Shares or Warrants tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares or Warrants tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares or Warrants and such Shares or Warrants may not be withdrawn except to the extent that the tendering stockholder or Warrantholder is entitled to and duly exercises withdrawal rights as described in this section.

  In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares or Warrants to be withdrawn, the number of Shares or Warrants to be withdrawn, and for the Shares or Warrants (if Share Certificates or Warrant Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate or Warrant Certificate, if different from that of the person who tendered such Shares or Warrants. If Share Certificates or Warrant Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder or Warrantholder must submit the serial numbers shown on the particular certificates evidencing the Shares or Warrants to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares or Warrants tendered for the account of an Eligible Institution. If Shares or Warrants have been tendered pursuant to the procedures for book-entry transfer set forth in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or Warrants, in that case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of the Shares or Warrants may not be rescinded. Any Shares or Warrants properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering the Shares and Warrants."

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Price Range of the Shares and Warrants; Dividends.

  The Shares are traded on the AMEX under the symbol "AAI." The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the AMEX since the first quarter of 1997.

                     AQUA ALLIANCE INC. SHARE PRICE RANGES

                                                                   High   Low
                                                                  ------ ------
Calendar Year 1997
First Quarter.................................................... $7.500 $4.500
Second Quarter................................................... $5.250 $2.250
Third Quarter.................................................... $4.063 $1.250
Fourth Quarter................................................... $2.125 $0.938

Calendar Year 1998
First Quarter.................................................... $2.500 $1.188
Second Quarter................................................... $3.125 $1.625
Third Quarter.................................................... $3.375 $1.625
Fourth Quarter................................................... $2.688 $1.250

Calendar Year 1999
First Quarter.................................................... $2.438 $1.125
Second Quarter................................................... $2.500 $1.000
Third Quarter (through July 14, 1999)............................ $2.875 $1.750

--------
Prices are adjusted to reflect any stock splits or stock dividends as of July 14, 1999.

  STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  On July 9, 1999, the last full day of trading prior to the press release announcing the Offer, according to publicly available sources, the reported closing price on the AMEX for the Shares was $2.312 per Share.

  The Company has never declared or paid any cash dividends on the Shares, and pursuant to the Company's senior secured bank credit facility, the Company is prohibited from declaring or paying cash dividends on the Shares.

  In a completed Rights Offering dated January 26, 1998, the Company issued the Warrants. The Warrants expire on March 11, 2001, and each Warrant entitles the holder to acquire one Share at an exercise price of $2.50 per Share, subject to customary antidilution adjustments. On March 12, 1998, the Warrants were approved for listing on the AMEX and currently trade on the AMEX under the symbol "AAI.WS" An aggregate of 3,949,099 Warrants to acquire in the aggregate 3,949,099 Shares were issued in the Rights Offering. As of July 14, 1999 there were 16 holders of record of the Warrants and there were outstanding an aggregate of 3,949,099 Warrants to purchase an aggregate of 3,949,099 Shares.

  The following table sets forth the high and low sales prices for the Warrants as reported on the AMEX.

                    AQUA ALLIANCE INC. WARRANT PRICE RANGES

                                                                   High   Low
                                                                  ------ ------
Calendar Year 1998
First Quarter.................................................... $1.375 $0.813
Second Quarter................................................... $1.250 $0.750
Third Quarter.................................................... $1.813 $0.813
Fourth Quarter................................................... $0.875 $0.563

Calendar Year 1999
First Quarter.................................................... $0.875 $0.438
Second Quarter................................................... $0.625 $0.156
Third Quarter (through July 14, 1999)............................ $0.438 $0.375

  WARRANTHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE
WARRANTS.

  On June 16, 1999, the last full day of trading prior to the press release announcing the Offer, according to publicly available sources, the reported closing price on the AMEX for the Warrants was $0.250 per Warrant.

6. Possible Effects of the Offer on the Market for the Shares and Warrants; AMEX Listing; Exchange Act Registration; Margin Regulations.

 Possible Effects of the Offer on the Market for the Shares and Warrants.

  The purchase of Shares and Warrants pursuant to the Offer will reduce the number of Shares and Warrants that might otherwise be available in the market and could adversely affect the liquidity and market value of the remaining Shares and Warrants held by the public. The purchase of Shares and Warrants pursuant to the Offer can also be expected to reduce the number of holders of Shares and Warrants. The Purchaser cannot predict whether the reduction in the number of Shares and Warrants that might otherwise be available in the market would have an adverse or beneficial effect on the market price for or marketability of the Shares and Warrants or whether it would cause future market prices to be greater or less than the Offer price therefor or the Merger Consideration.

 AMEX Listing.

  The purchase of Shares and Warrants pursuant to the Offer will reduce the number of holders of Shares and Warrants and the number of Shares and Warrants that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares and Warrants held by the public.

  Depending upon the number of Shares and Warrants purchased pursuant to the Offer, the Shares and/or the Warrants may no longer meet the standards for continued listing on the AMEX. According to published guidelines, the AMEX would give consideration to delisting the Shares if, among other things (i) the number of publicly-held Shares falls below 200,000 shares; or (ii) the market value of the number of publicly-held Shares falls below $1,000,000; or (iii) the number of stockholders is less than 300; or (iv) stockholders' equity falls below $2,000,000 if the Company has had losses in 2 of the then most recent 3 years or below $4,000,000 if the Company has had losses in 3 of the then most recent 4 years. While the AMEX does not have firm quantitative standards for the continued listing of warrants, published AMEX guidelines provide that the Warrants would be considered for delisting in the event the public distribution of the Shares were so reduced by consummation of the Offer as to make AMEX trading in the Warrants impracticable. The AMEX would also consider delisting the Warrants, regardless of the number outstanding following consummation of the Offer, if the Shares into which the Warrants are convertible were delisted.

  In the event the Shares or Warrants are no longer eligible for listing on the AMEX, quotations might still be available from other sources. The extent of the public market for the Shares and Warrants and the availability of such quotations would, however, depend upon the number of holders of such Shares and Warrants remaining at such time, the interest in maintaining a market in such Shares and Warrants on the part of securities firms, the possible termination of registration of such Shares or Warrants under the Exchange Act as described below and other factors.

 Exchange Act Registration.

  The Shares and Warrants are currently registered under the Exchange Act. The purchase of the Shares and/or Warrants pursuant to the Offer may result in the Shares and/or Warrants becoming eligible for deregistration under the Exchange Act. Registration of the Shares or the Warrants may be terminated upon application by the Company to the Commission if the Shares or Warrants are not listed on a "national securities exchange" and there are fewer than 300 record holders of the Shares or Warrants. Termination of registration of the Shares or Warrants under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and/or Warrantholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares and Warrants are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares and Warrants under the Exchange Act were terminated, the Shares and Warrants would no longer be eligible for stock exchange listing or National Association of Securities Dealers (NASDAQ) reporting. The Purchaser believes that the purchase of the Shares and Warrants pursuant to the Offer may result in the Shares and/or Warrants becoming eligible for deregistration under the Exchange Act, and it would be the intention of the Purchaser to cause the Company to make an application for termination of registration of the Shares and/or Warrants as soon as possible after successful completion of the Offer if the Shares and/or Warrants are then eligible for such termination.

  If registration of the Shares and Warrants is not terminated prior to the Merger, then the Shares and Warrants will no longer be eligible for listing on the AMEX and the registration of the Shares and Warrants under the Exchange Act will be terminated following the consummation of the Merger.

 Margin Regulations.

  The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of the Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

7. Certain Information Concerning the Company.

  Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither the Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser or Parent.

  The Company is a Delaware corporation with its principal executive offices located at 30 Harvard Mill Square, Wakefield, MA 01880, and its telephone number is (781) 246-5200.

  The Company is an integrated single source provider of services and solutions for the water and wastewater and hazardous waste remediation markets. The Company through its subsidiaries, provides a comprehensive range of services and technologies directed principally at providing complete services for the operation, maintenance and management of water and wastewater treatment systems; engineering, design and construction of water and wastewater facilities; and the remediation of hazardous waste. The Company believes it provides a complement of products and services that satisfy the environmental and essential services needs of its targeted client base. The Company markets its products and services through two widely recognized trade names: PSG for the operation, maintenance and management of water and wastewater treatment systems; and M&E for water, wastewater and hazardous waste engineering and consulting services. PSG provides operation, maintenance and management services for treatment systems in various water, wastewater, sludge and biosolids waste management markets. M&E provides its clients with a broad spectrum of environmental consulting services, including engineering studies and design, project management, site evaluation, environmental assessment and master planning. On December 2, 1997, the Company announced its decision to divest Research-Cottrell. Research-Cottrell designs and develops products and technologies targeted at specific client needs such as air pollution control equipment. During the course of fiscal 1998, the Company divested a major portion of the Research-Cottrell business. On January 19, 1999, the Company completed the divestiture with the sale of Regenerative Environmental Equipment Company, Inc. The Company provides its full range of services to predominantly the following customer sectors: governmental entities, including municipalities and state and federal agencies; and specific industrial categories, such as petroleum refining, pulp and paper, pharmaceutical, chemical, primary and secondary metals, food processing, and textile manufacture.

  The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1998 (the "Form 10-K") and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999 (the "Form 10-Q"). More comprehensive financial and other information is included in the Form 10-K and the Form 10-Q (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by the Company with the Commission. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                               AQUA ALLIANCE INC.

                         SELECTED FINANCIAL INFORMATION

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            Six Months Ended
                               Years Ended October 31,          April 30,
                               ------------------------  -----------------------
                                  1998         1997         1999        1998
                               -----------  -----------  ----------- -----------
                                                         (unaudited) (unaudited)
           ASSETS
Current Assets:
Cash and cash equivalents....  $    22,197  $    12,089   $ 46,675    $ 22,185
Accounts receivable, less
 allowance for doubtful
 accounts....................       77,776       76,681     61,707      69,832
  Costs and estimated
   earnings in excess of
   billings on uncompleted
   contracts.................       33,559       33,557     32,054      36,459
  Inventories................        1,470        1,893      1,425       1,791
  Prepaid expenses and other
   current assets............        8,521        4,460      9,367       8,351
  Net current assets of
   discontinued operations...        1,401          --         868       4,032
                               -----------  -----------   --------    --------
    Total current assets.....      144,924      128,680    152,096     142,650
Property, plant and
 equipment, net..............        9,768       13,388     11,501      11,034
Investments in environmental
 treatment facilities........       21,651       21,817     21,039      21,533
Goodwill, net................      159,198      164,337    156,629     161,766
Other assets.................       20,572       30,391     15,791      29,030
Net non-current assets of
 discontinued operations.....        3,239       24,452        184      18,145
                               -----------  -----------   --------    --------
    Total assets.............  $   359,352  $   383,065   $357,240    $384,158
                               ===========  ===========   ========    ========
LIABILITIES AND STOCKHOLDERS'
            EQUITY
Current liabilities:
  Current installments of
   long-term debt............  $       443  $       398   $    115    $    411
  Accounts payable...........       87,557       80,007     97,088      97,645
  Accrued expenses...........       92,135       86,681     95,892      83,133
  Billings in excess of costs
   and estimated earnings on
   uncompleted contracts.....       13,484       15,320     13,478      14,719
  Income taxes payable.......        2,325        1,485      2,341       1,601
  Net current liabilities of
   discontinued operations...          483          591        --
                               -----------  -----------   --------    --------
    Total current
     liabilities.............      196,427      184,482    208,914     197,509
                               -----------  -----------   --------    --------
Long-term debt...............      119,405      307,845    117,755     119,686
                               -----------  -----------   --------    --------
Commitments and contingencies
 (Note 6)....................          --           --         --          --
Stockholders' equity:
  Preferred stock, par value
   $.01, authorized 2,500,000
   shares; issued 0 shares
   and 1,200,000 shares in
   1998 and 1997,
   respectively; liquidation
   value $0 and $60,000 in
   1998 and 1997,
   respectively..............          --            12        --          --
Common stock, par value
 $.001, authorized
 260,000,000 shares; issued
 185,266,429 shares..........          185           32        185         185
  Additional paid-in
   capital...................      629,130      427,036    629,130     631,603
  Accumulated deficit........     (585,165)    (535,214)  (598,093)   (564,748)
  Common stock in treasury,
   at cost...................         (108)        (108)      (108)       (108)
  Cumulative currency
   translation adjustment....         (522)      (1,020)      (543)         31
                               -----------  -----------   --------    --------
    Total stockholders'
     equity..................       43,520     (109,262)    30,571      66,963
                               -----------  -----------   --------    --------
    Total liabilities and
     stockholders' equity....  $   359,352  $   383,065   $357,240    $384,158
                               ===========  ===========   ========    ========

                               AQUA ALLIANCE INC.

                 SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        Year Ended October      Six Months
                                               31,            Ended April 30
                                        -------------------  ------------------
                                          1998      1997       1999      1998
                                        --------  ---------  --------  --------
Sales.................................  $445,119  $ 456,375  $231,186  $222,076
Cost of sales.........................   389,737    385,573   203,008   195,523
                                        --------  ---------  --------  --------
  Gross margin........................    55,382     70,802    28,178    26,553
Selling, general and administrative
 expenses.............................    61,379     75,755    30,651    31,132
Depreciation and amortization.........    13,110     16,861     5,277     6,064
Impairment Change (recovery)..........    (3,000)     5,000       --        --
                                        --------  ---------  --------  --------
  Operating loss from continuing
   operations.........................   (16,107)   (26,814)   (7,750)  (10,643)
  Interest income.....................       509        359       --        --
Interest expense, net.................   (14,899)   (24,356)   (4,339)   (9,730)
Other expenses, net...................    (1,273)      (502)     (388)     (824)
                                        --------  ---------  --------  --------
  Loss from continuing operations
   before income taxes and cumulative
   effect of change in accounting
   principle..........................   (31,770)   (51,313)  (12,477)  (21,197)
Income tax (expense) benefit..........    (1,099)      (514)     (451)     (514)
                                        --------  ---------  --------  --------
  Loss from continuing operations.....   (32,869)   (51,827)  (12,928)  (21,711)
Discontinued operations:
  Loss from discontinued segment......       --     (44,854)      --     (6,000)
  Loss from disposal of discontinued
   segment............................    (6,000)   (63,900)      --        --
Cumulative effect of prior years (to
 Oct. 31,1997) of change in the method
 of account for start-up costs........   (11,082)       --        --    (11,082)
  Net loss............................  $(49,951) $(160,581) $(12,928) $(38,793)
Preferred stock dividends.............       --      (3,300)      --        --
  Net loss applicable to common
   stockholders.......................   (49,951)  (163,881)      --         --
                                        ========  =========  ========  ========
Loss per common share:
  Continuing operations...............  $   (.24) $   (1.72) $   (.07) $   (.25)
  Discontinued operations.............      (.05)     (3.40)      --       (.07)
  Cumulative effect on prior years (to
   Oct. 31, 1997) of change in the
   method of accounting for start-up
   costs..............................      (.08)       --        --       (.12)
  Net loss............................  $   (.37) $   (5.12) $   (.07) $   (.44)

  The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and Warrantholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60606, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be obtained electronically by visiting the Commission's website on the Internet, at http://www.sec.gov. The Shares are traded on the American Stock Exchange, Inc., and reports, proxy statements and other information concerning the Company should also be available for inspection at 20 Broad Street, New York, New York 10005.

8. Certain Information Concerning Parent and the Purchaser.

  Parent is a societe anonyme organized under the laws of the Republic of France whose principal executive offices are located at 42, Avenue de Friedland, 75380 Paris Cedex 08 France.

  The Purchaser's principal executive offices are located at care of Vivendi-North America Management Services, Inc. 800 Third Avenue, 38th Floor, New York, New York 10022. The Purchaser is a newly formed Delaware corporation organized in connection with the Offer and the Merger and an indirect wholly owned subsidiary of Parent. The Purchaser has not conducted any business other than in connection with the Offer and the Merger.

  Until immediately prior to the time that the Purchaser will purchase the Shares and/or Warrants pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Parent and the Purchaser are set forth in Schedule I.

  Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase or Schedule I hereto: (i) neither Parent nor the Purchaser nor, to the knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither Parent nor the Purchaser nor, to the knowledge of Parent or the Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither Parent nor the Purchaser nor, to the knowledge of Parent or the Purchaser, any of the persons listed in
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) since November 1, 1997, there have been no transactions which would require reporting under the rules and regulations of the Commission between Parent or the Purchaser or any of their respective subsidiaries or, to the knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) since November 1, 1997, there have been no contacts, negotiations or transactions between Parent or the Purchaser or any of their respective subsidiaries or, to the knowledge of Parent or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9. Source and Amount of Funds.

  Approximately $103,242,090 is required to purchase the Shares and Warrants pursuant to the Offer and upon conversion of the Shares and Warrants in the proposed Merger, and to pay fees and expenses related to the Offer and the proposed Merger.

  Parent plans to obtain sufficient funds from available cash on hand internally generated funds. The funds necessary to purchase the Shares and Warrants pursuant to the Offer and upon conversion of the Shares and Warrants in the proposed Merger, and to pay fees and expenses related to the Offer and the proposed Merger, will be furnished to the Purchaser by Parent and/or one or more of its subsidiaries as a capital contribution and/or loans.

10. Certain Conditions of the Offer.

  Notwithstanding any other term or provision of the Offer, the Purchaser shall not be required to, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares and Warrants promptly after termination or withdrawal of the Offer), accept for payment, purchase or pay for any validly tendered Shares and Warrants and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares and Warrants, if (i) the Minimum Condition is not satisfied or
(ii) at any time on or after July 16, 1999, and prior to the acceptance for payment of any Shares or Warrants, any of the following shall occur or exist (or shall have been determined by the Company to have occurred or existed) that, in the Purchaser's judgment in any such case and regardless of the circumstances giving rise thereto (including an action or omission to act by the Purchaser), makes it inadvisable or impracticable to proceed with the Offer or with such acceptance for payment or payment:

    (a) there shall have been any action threatened or taken, or approval withheld, or any statute, rule, or interpretation of the foregoing regulation or interpretation proposed, sought, promulgated, issued, enacted, entered, amended, enforced or deemed to be applicable to the Offer, the Merger, Parent or the Purchaser or any of their subsidiaries, by any governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Purchaser's sole judgment, would directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares or Warrants illegal or otherwise restrict or prohibit consummation of the Offer or the Merger, or (ii) delay or restrict, or render the Purchaser or Parent unable, or otherwise impose limitations on the ability of the Purchaser or Parent to accept for payment or pay for, or to exercise full rights of ownership with respect to, some or all of the Shares or Warrants pursuant to the Offer or to consummate the Merger; or

    (b) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, seeking any of the consequences referred to in clauses (i) and (ii) of paragraph (a) above, or otherwise challenging any aspect of or seeking to, or which could, make illegal, delay or otherwise directly or indirectly restrain or prohibit or make materially more costly (i) the making of the Offer, (ii) the acceptance for payment of, or payment for, some of or all Shares or Warrants pursuant to the Offer, (iii) the purchase of Shares or Warrants pursuant to the Offer, (iv) consummation of the Merger, (v) seeking to obtain damages in connection with the Offer or the Merger, or (vi) seeking to restrain or prohibit the consummation of the Offer, the Merger or the transactions contemplated thereby or which otherwise directly or indirectly relates to the Offer or the Merger; or

    (c) a preliminary or permanent injunction or other order by any Federal or state court which prevents (i) the acceptance for payment of, or payment for, some of or all the Shares or Warrants pursuant to the Offer or (ii) consummation of the Merger shall have been issued and shall remain in effect; or

    (d) the Special Committee or the Company Board of Directors (i) shall have withdrawn or modified in any manner that is, in the reasonable judgment of the Purchaser, materially adverse to the Purchaser or Parent (including by way of any amendment to the Schedule 13E-3 or the Company's
  Schedule 14D-9) its recommendation of the Offer or (ii) shall have resolved to do any of the foregoing; or

    (e) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which is or may be material to the Company and its subsidiaries taken as a whole; or

    (f) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, France or the European Union; (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; or the Paris Bourse; (iii) any material decline in the CAC-40 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement; (iv) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (v) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which might affect, the extension of credit by banks or other lending institutions in the United States, France or the European Union; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (g) all consents and approvals required to be obtained from any Federal, state domestic or foreign governmental agency, authority or instrumentality in connection with the Offer shall not have been obtained or the Purchaser shall have been advised that any such consent or approval will be denied or substantially delayed, or will not be given other than upon terms or conditions which would, in the opinion of the Purchaser, make it impracticable to proceed with the Offer or the Merger; or

    (h) Parent, the Purchaser and the Company (with the approval of the Special Committee) shall have agreed that the Purchaser shall terminate the Offer or postpone for payment of or the payment for Shares or Warrants thereunder or that the Merger Agreement shall be terminated.

  The foregoing conditions are for the Purchaser's sole benefit and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition (including any action or inaction by the Purchaser) or may be waived by the Purchaser in whole or in part. The Purchaser's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Purchaser waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Purchaser concerning the events described above and any related judgment or decision by the Purchaser regarding the inadvisability of proceeding with the purchase of or payment for any Shares or Warrants tendered will be final and binding on all parties.

11. Certain Legal Matters; Required Regulatory Approvals.

 General.

  Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Company with the Commission, neither Parent nor the Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of the Shares and Warrants (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares and Warrants (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought except as described below under "State Takeover Laws." Should any such approval or other action be required, there can be no assurance that any such approval or action would be obtained without substantial conditions or that adverse consequences might not result to the Company's or its subsidiaries' businesses, or that certain parts of the Company's, Parent's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. The Purchaser's obligation to purchase and pay for the Shares and Warrants is subject to certain conditions, including conditions with respect to litigation and governmental actions. See "THE TENDER OFFER--Section
10. Certain Conditions of the Offer" and "--Section 11. Certain Legal Matters; Required Regulatory Approvals."

 State Takeover Laws.

  A number of states (including Delaware where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, the Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar
v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in such decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

  Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors of the Company has unanimously approved the Offer for the purposes of Section 203 of DGCL.

  The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares validly tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares and Warrants validly tendered and not properly withdrawn. See "THE TENDER OFFER--Section 10. Certain Conditions of the Offer."

 Litigation.

  DOJ Investigation. In connection with a broad investigation by the DOJ into alleged illegal payments by various persons to members of the Houston City Council, the Company's subsidiary, PSG, received a federal grand jury subpoena on May 31, 1996, requesting documents regarding certain PSG consultants and representatives who had been retained by PSG to assist it in advising the City of Houston regarding the benefits that could result from the privatization of Houston's water and wastewater system (the "DOJ Investigation"). PSG has cooperated and continues to cooperate with the DOJ which has informed the Company that it is reviewing transactions among PSG and its consultants. The Company promptly initiated its own independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. In the course of its ongoing investigation, the Company became aware of questionable financial transactions with third parties and payments to certain PSG consultants and other individuals, the nature of which requires further investigation. The Company has brought these matters to the attention of the DOJ and continues to cooperate fully with its investigation. No charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or other government authority. However, since the government's investigation is still underway and is conducted largely in secret, no assurance can be given as to whether the government authorities will ultimately determine to bring charges or assert claims resulting from this investigation that could implicate or reflect adversely upon or otherwise have a material adverse effect on the financial position or results of operations of PSG or the Company taken as a whole.

  Bremerton Litigation. The City of Bremerton, Washington brought a contribution and contract action against Metcalf & Eddy Services, Inc. ("M&E Services"), the operator of a City-owned wastewater treatment plant from 1987 until late 1995. The action arises from two prior lawsuits against the City for alleged odor nuisances brought by two groups of homeowners neighboring the plant. In the first homeowners' suit, the City paid $4.3 million in cash and approximately $5 million for odor control technology to settle the case. M&E Services understands the odor control measures generally have been successful, and the odors have been reduced as a result. M&E Services was not a party to the first homeowners' suit, which has been dismissed with prejudice as to all parties. In the settlement of the second homeowners' case, the City of Bremerton paid the homeowners $2.9 million, and M&E Services contributed $0.6 million to the settlement without admitting liability. All claims raised by the homeowners in the second suit have been resolved. All claims by and between M&E Services and the City in the second homeowners' suit were expressly reserved.

  At trial, which commenced on March 2, 1998, the City sought to recover the amounts it expended on the two settlements, damages for M&E Services' alleged substandard operation of the plant, and attorneys' fees. The damages claimed exceeded $14 million. On April 22, 1998, the jury returned a verdict against M&E Services and in favor of the City in the net amount of approximately $0.6 million. After considering various motions by the City challenging the verdict and its amount, on June 26, 1998, the trial court entered final judgement against M&E Services and in favor of the City in the net amount of approximately $0.75 million. Both sides have appealed. The appellate court could increase or decrease the judgement by $2.0 million or more or remand the case for a new trial. No assurances can be given that, as a result of further court proceedings, an adverse judgement would not have a material adverse effect on the financial position or results of operations of the Company.

  Belgium Litigation. On October 14, 1997, Research-Cottrell, Inc. (now known as AWT Air Company, Inc.) and its subsidiary, Research-Cottrell Belgium, S.A. (now known as AWT Air Company (Belgium) S.A.) ("AWT Belgium") were named in a lawsuit by N.V. Seghers Engineering ("Seghers") filed in the Commercial Court in Mechelen, Belgium. Seghers is AWT Belgium's joint venture partner on two large pollution control projects. The suit claims damages of approximately $13 million allegedly resulting from AWT Belgium's breach of contract and substandard performance. Damages claimed in the lawsuit consist not only of Seghers' alleged cost to repair the AWT Belgium equipment, but also lost profits, damages to business reputation, theft of employees (AWT Belgium hired two former Seghers employees), increased costs arising out of the failure to gain timely acceptance of the two plants, excessive payments to AWT Belgium due to alleged unfair pricing practices by AWT Belgium and other miscellaneous interest charges and costs. Seghers has also filed a suit in Belgium against AWT Belgium, Hamon Research-Cottrell (Belgium) S.A., the purchaser of AWT Belgium's assets, and related entities, claiming that the sale of AWT Belgium would operate as a fraud and deprive Seghers of its rightful recovery in the litigation. The cases involve complex technical and legal issues. Nevertheless, the Company denies liability to Seghers and, based upon the information currently available, believes Seghers' claimed damages are grossly inflated. In addition, the Company believes it has counterclaims based upon Seghers' breaches of contract.

  U.S. Attorney's Office Investigation. The United States Attorney's Office (the "U.S. Attorney's Office") in Boston, Massachusetts is conducting an investigation of certain entertainment and travel payments allegedly made to Egyptian officials between 1994 and 1996 by the Company's subsidiary, Metcalf & Eddy International, Inc. (which was merged into its parent, Metcalf & Eddy, Inc.), while Metcalf & Eddy International, Inc. was performing services in Egypt pursuant to contracts with the United Stages Agency for International Development. M&E has cooperated and continues to cooperate fully with the U.S. Attorney's Office. No charges of wrongdoing have been brought against M&E or any M&E executive or employee by any grand jury or other government authority. To date, the government has advised M&E that it has made no decision as to how it will proceed.

  Other Matters. The Company and its subsidiaries are parties to various other legal actions and government audits arising in the normal course of their businesses, some of which involve claims for substantial sums. The Company believes that the disposition of such actions and audits, individually or in the aggregate, will not have an adverse effect on the consolidated financial position or results of operations of the Company taken as a whole. Moreover, as a general matter, providers of services similar to those provided by the Company may be subject to lawsuits alleging negligence or other similar claims and environmental liabilities, which may involve claims for substantial damages. Damages assessed in connection with and the costs of defending any such actions could be substantial. The Company's management believes that the levels of insurance coverage are adequate to cover currently estimated exposures. Although the Company believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that the Company will be able to obtain such coverage or will be able to do so at an acceptable cost or that the Company will not incur significant liabilities in excess of policy limits.

  In April 1999, individual stockholders of the Company, including Mohamed Yassin, Joseph Leone, Kenneth Steiner, Loic Lamoureux and WME Management Group, L.P., Ben King and Robert Strougo, filed Complaints in the Court of Chancery for the State of Delaware against the Company, certain officers and directors of the Company, Parent and Vivendi North America Company, a wholly owned subsidiary of Parent, with respect to Parent's announcement on April 1, 1999, of its desire to acquire all of the outstanding Shares it does not already own at a price of $2.00 per Share (the "Complaints").

  The Complaints, all of which are substantively identical, purport to assert class action claims on behalf of all persons who are stockholders of the Company (except the defendants and their affiliates). The essence of the Complaints is that the per Share price of $2.00 contained in the April 1, 1999 announcement is inadequate, and that any agreement between Parent and the Company to permit the remaining Shares to be acquired at that price would constitute a breach of the fiduciary duties owed by the defendants to the minority shareholders.

  The Complaints seek injunctive relief, recission, damages, costs (including attorneys' and experts' fees) and other equitable relief.

  On July 9, 1999, the defendants reached an agreement in principle with the plaintiffs settling the Complaints (the "Settlement") subject to completion of confirmatory discovery and court approval. The Company believes the Settlement will not have a material adverse effect on the Company's results of operations or financial condition.

12. Certain Fees and Expenses

  The Purchaser has retained Lazard Freres to act as the Dealer Manager in connection with the Offer. The Purchaser also has agreed to indemnify Lazard Freres and certain related persons against certain liability in connection with the Offer and Lazard Freres' engagement as Dealer Manager in connection with the Offer, including certain liabilities under the federal securities laws.

  Innisfree M&A Incorporated has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of the Shares and Warrants by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders and Warrantholders to forward material relating to the Offer to beneficial owners of Shares and Warrants. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith.

  In addition, ChaseMellon Shareholder Services, L.L.C. has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  Except as set forth above, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Shares and Warrants pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Parent or the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

13. Miscellaneous

  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares and Warrants residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares and Warrants in such jurisdiction.

  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

  Parent and the Purchaser have filed with the Commission a Schedule 14D-1 and a Schedule 13E-3, together with exhibits, pursuant to Rule 14d-3 and Rule 13E-3 of the General Rules and Regulations under the Exchange Act, respectively, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and Schedule 13E-3 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" with respect to information concerning the Company, except that copies will not be available at the regional offices of the Commission.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall under any circumstances create any implication that there has been no change in the affairs of Parent, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          Aqua Acquisition Corporation

July 16, 1999

                                                                     SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

  The name, business address, present principal occupation or employment and five-year history of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is care of Vivendi-USA, 800 Third Avenue, 38th Floor, New York, NY 10022. Unless otherwise indicated, all directors and executive officers listed below are citizens of France.

                                   DIRECTORS

                                    Principal Occupation or Employment; 5-Year
 Name and Address                               Employment History
 ----------------                   ------------------------------------------
 Jean-Marie Messier...............  Chairman and CEO of Parent; formerly
 Vivendi                            General Manager of Parent
 42, avenue de Friedland
 75009 Paris
 France

 Bernard Arnault..................  Chairman and CEO of LVMH
 LVMH
 30, avenue Hoche
 75008 Paris
 France

 Jacques Calvert..................  Retired; formerly Chairman and CEO of PSA-
 7, rue de Tilsil                   Peugeot-Citroen
 75017 Paris
 France

 Eric Licoys......................  Chairman and CEO of Havas and General
 Havas                              Manager of Parent; formerly Chairman of
 31, rue du Colisee                 Fonds Partenaires Gestion and General
 75008 Paris                        Manager of Havas
 France

 Guy Dejouany.....................  President of Honor of Parent; formerly
 Vivendi-Compagnie Generale des     President of Compagnie Generale des Eaux
 Eaux
 52, Rue d'Anjou
 75008, Paris
 France

 Simon Murray.....................  Executive at Simon Murray and Associates
 Simon Murray and Associates        (UK) Ltd., Chairman of Gens (HK) Ltd.,
 (U.K.)                             Director of Tommy Hilfiger, Director of
 Ltd.                               Usinor Sacilor and Director of Hutchison
 Princes House                      Waampta Hong Kong; formerly Chairman of
 38 Jermyn Street                   Deutsche Bank Asia
 England

 Esther Koplowitz.................  Vice President of F.C.C.
 F.C.C.--Madrid--Spain
 Plaza Pablo Ruiz Picasso
 28020 Madrid
 Spain

 Serge Tchuruk....................  Chairman and CEO of Alcatel; formerly
 Alcatel                            Chairman and CEO of Total S.A.
 64, rue de la Boetie
 75008 Paris
 France


                                     Principal Occupation or Employment; 5-Year
 Name and Address                                Employment History
 ----------------                   -------------------------------------------
 Jean-Marc Espalioux..............  Chairman and CEO of Accor; Director of Fiat
 Accor                              France and Europcar International
 2, rue de la Mare Neuve
 91021 Evry Cedex
 France

 Philippe Foriel-Destezet.........  Co-Chairman of Addeco, Chairman of Ecco SA,
 Nescofin                           and Chairman of Nescofin
 43 Rutlandgate
 S.W. 71 ED London
 England

 Jacques Friedmann................  Chairman of the Supervisory Board of AXA;
 AXA                                formerly Chairman of UAP
 9, Place Vendome
 75001 Paris
 France

 Henri Lachmann...................  Chairman and CEO of Schneider S.A. and
 Schneider S.A.                     Schneider Electric S.A.; formerly Chairman
 64/70 avenue Jean-Baptiste         and CEO of the Strafor Facom Group
 Clement
 92646 Boulogne Billancourt
 France

 Thomas Middelhoff................  Chairman and CEO of Bertelsmann
 Bertelsmann AG
 Carl-Bertelsmann-Strabe 270
 D-33311 Gutersloh
 Germany

 Marc Vienot......................  Chairman of Paris-Europlace, Honorary
 Paris Europlace                    Chairman and Director of Societe Generale
 39, rue Cambon                     and Director of Rhone Poulenc; formerly
 75039 Paris Cedex 1er              Chairman and CEO of Societe Generale,
 France                             Director of Alcatel-Alsthom, Director of
                                    Havas

 Rene Thomas......................  Honorary Chairman of Banque Nationale de
 Banque Nationale de Paris          Paris
 16, boulevard des Italiens
 75009, Paris
 France

                               EXECUTIVE OFFICERS

                                     Principal Occupation or Employment; 5-Year
 Name and Address                                Employment History
 ----------------                   -------------------------------------------
 Jean-Marie Messier...............  Chairman and CEO of Parent; formerly
 Vivendi                            General Manager of Parent
 42, avenue de Friedland
 75008 Paris
 France

 Henri Proglio....................  Senior Executive Vice President of Vivendi
 Vivendi                            Utilities
 42, avenue de Friedland
 75008 Paris
 France

 Philippe L. Germond..............  CEO of Cegetel; Senior Executive Vice
 Cegetel                            President of Vivendi Communications;
 1, Place Carpeaux                  formerly General Manager of Hewlett-Packard
 92, Paris La Defense               Europe; and CEO of SFR
 France

 Guillaume Hannezo................  Executive Vice President of Finance of
 Vivendi                            Parent
 42, avenue de Friedland
 75008 Paris
 France

 Eric Licoys......................  Chief Operating Officer of Parent; formerly
 Havas                              Chairman of Fonds Partenaires Gestion and
 31, rue du Colisee                 General Manager of Havas
 75008 Paris
 France
 Daniel Caille....................  Directeur of Parent; Chairman of Generale
 Vivendi                            des Eaux; Vice President of Anjou Recherche
 42, avenue de Friedland
 75008 Paris
 France

 Jean-Francois Colin..............  Executive Vice President of Human Resources
                                    of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France

 Jean-Francois Dubos..............  Secretary of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France

 Christine Delavennat.............  Corporate Communication Officer of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France


                               EXECUTIVE OFFICERS

                                      Principal Occupation or Employment; 5-
 Name and Address                            Year Employment History
 ----------------                   -----------------------------------------
 Thierry de Beauce................  International Affairs Officer of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France

 Agnes Audier.....................  Strategy and Business Development Officer
                                    of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France

 Sylvie d'Arvisenet...............  Ethical Standards Officer of Parent
 Vivendi
 42, avenue de Friedland
 75008 Paris
 France

               DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

  The name, business address, present principal occupation or employment and five-year history of each of the directors and executive officers of the Purchaser are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is care of Vivendi North America Management Services, Inc. ("Vivendi North America"), 800 Third Avenue, 38th Floor, New York, NY 10022. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                                   DIRECTOR

                                    Principal Occupation or Employment; 5-Year
 Name and Address                               Employment History
 ----------------                   ------------------------------------------
 Michel Avenas....................  President of the Purchaser; President of
                                    VNA; formerly Assistant to the Chairman of
                                    Compagnie Generale des Eaux. Citizen of
                                    France

                              EXECUTIVE OFFICERS

                                     Principal Occupation or Employment; 5-Year
 Name and Address                                Employment History
 ----------------                   -------------------------------------------
 Thierry Mallet...................  Executive Vice President of the Purchaser;
                                    President of the Company. Citizen of France

 Christian Farman.................  Vice-President, Assistant Secretary and
                                    Treasurer of the Purchaser; Vice President
                                    and Chief Financial Officer of VNA

 Neil Lawrence Lane...............  Vice President and Secretary of the
                                    Purchaser; General Counsel of VNA and
                                    General Counsel of the Company; formerly
                                    Associate General Counsel, Citicorp
                                    Investment Services, and associate Dewey
                                    Ballantine.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The name, business address, present principal occupation or employment and five-year history of each of the directors and executive officers of the Company are set forth below. Unless otherwise indicated, the business address of each such director and each such executive officer is care of Aqua Alliance Inc., 30 Harvard Mill Square, Wakefield, Massachusetts 01880. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

                                   DIRECTORS

                                     Principal Occupation or Employment; 5-Year
 Name and Address                                Employment History
 ----------------                   -------------------------------------------
 William V. Kriegel...............  Chairman of the Company Board since October
                                    1997; Director since June 1994; Chairman of
                                    the Board, President, Chief Executive
                                    Officer and Director of Sithe Energies,
                                    Inc. and its subsidiaries since 1981;
                                    Chairman of the Board and Chief Executive
                                    Officer of VNAC.

 Thierry M. Mallet................  President, CEO, and Director of the Company
                                    since 1997; formerly President and CEO of
                                    Sociedad Mediterranean de Aquas from 1995-
                                    1997. Prior to 1995, Mr. Mallet was Charge
                                    de Mission to the General Management of
                                    Parent in Paris.

 Jean-Claude Banon................  Director, Chairman of the Business Planning
                                    Committee and member of the Compensation
                                    and Stock Option Committee of the Company
                                    since October 1997; Managing Director of
                                    General Utilities PLC since 1989; Managing
                                    Director of Vivendi UK, Ltd. since 1992.

 Alain Brunais....................  Senior Vice President of the Company since
                                    May 1997, CFO since September 1994, and
                                    Director since November 1986; responsible
                                    for foreign investment under Finance
                                    director of Parent prior to joining the
                                    Company.

 Daniel Caille....................  Director and member of the Business
                                    Planning Committee of the Company since May
                                    1997; Chief Executive of Parent's worldwide
                                    Water Business; formerly Chairman of the
                                    Board of Parent's healthcare subsidiary,
                                    which he founded in 1987; Director of
                                    Research and Development of Parent from
                                    1982 to 1990.

 Martha O. Hesse..................  Director of the Company since June 1998;
                                    member of the Audit Committee, the Business
                                    Planning Committee and the Compensation and
                                    Stock Option Committee; President of Hesse
                                    Gas Company; Senior Vice President of First
                                    Chicago Corporation in 1990; Chairman of
                                    the Federal Energy Regulatory Commission
                                    from 1986 to 1989. Also serves as a
                                    director of Mutual Trust Life Insurance
                                    Co., Chairman and member of Compliance and
                                    Ethics Committee of Laidlaw Inc., and
                                    Chairman and Audit Committee member of
                                    Pinnacle West Capital Corporation and
                                    Arizona Public Service.

 John W. Morris...................  Director of the Company since June 1992;
                                    member of the Audit Committee, the
                                    Compensation and Stock Option Committee and
                                    the Business Planning Committee; President
                                    of J.W. Morris Ltd. for more than five
                                    years; President of National Waterways
                                    Foundation. From 1988 to October 1992
                                    Lieutenant General Morris served as
                                    director of M&E. From 1986 to 1987 he
                                    served as President and Chairman of the
                                    Engineering Group of Planning Research
                                    Corporations.


                               EXECUTIVE OFFICERS

Name and Address                   Principal Occupation or Employment; 5-Year Employment History
----------------                   -------------------------------------------------------------
Thierry M. Mallet................  President, CEO and Director of the Company

Alain Brunais....................  Senior Vice President, CFO and Director of the Company

Neil Lawrence Lane...............  Vice President, General Counsel and Secretary of the Company

Michael A. Szomjassy.............  Executive Vice President and Chief Operating Officer of the Company

Joseph M. Bolton.................  Executive Vice President of Business Development of the Company

Joseph R. Vidal..................  Treasurer of the Company

Jeffrey M. Fitzgerald............  Vice President and Corporate Controller of the Company

Gail M. Fulwider.................  Vice President of Human Resources of the Company

Robert S. Volland................  Vice President and Chief Administrative Officer of the Company

Francis X. Ferrara...............  Vice President and Associate General Counsel of the Company

Kevin P. Duffy...................  Vice President and Associate General Counsel of the Company

Jekabs P. Vittands...............  Senior Vice President of the Company

                                                                    SCHEDULE II
399 Park Avenue
New York, New York 10022
[212] 339-9100
FAX: [212] 339-9109

                    The Beacon Group Capital Services, LLC

CONFIDENTIAL

July 13, 1999

Independent Committee of the Board of Directors of Aqua Alliance Inc. 30 Harvard Mill Square
Wakefield, MA 01880

Lady and Gentleman:

  You have requested that The Beacon Group Capital Services, LLC ("Beacon") deliver to you Beacon's opinion concerning the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share, (the "Shares") of Aqua Alliance Inc. (the "Company"), other than Vivendi SA and any of its subsidiaries of affiliates (collectively "Vivendi"), of the $2.90 per share in cash to be received by such holders in connection with an offer (the "Offer") made on July 9, 1999 by Vivendi to purchase all of the Shares which are not owned by Vivendi. It is contemplated that the Offer will be structured as a tender offer followed by a short-form merger of the Company with a subsidiary of United States Filter Corporation, a wholly owned subsidiary of Vivendi.

  As part of its investment banking business, Beacon is continually engaged in the valuation of businessess and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. In this regard, Beacon has been serving as your financial advisor in connection with the Offer and has participated in certain of the negotiations relating to the Offer.

  In connection with its opinion, Beacon reviewed, among other things, the Offer, Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for the ten years ended December 31, 1998, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to its stockholders and certain internal financial analyses and projections for the Company prepared by its management. Beacon also held discussions with members of senior management of the Company and Vivendi regarding the past and current business, operations and financial condition and the future prospects of the Company, reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information concerning certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in industries and markets Beacon deemed relevant, reviewed the potential for utilizing the Company's net operating tax loss carry-forwards subsequent to completion of the purchase of Shares contemplated by the Offer and performed other studies and analyses that Beacon considered appropriate.

  For purposes of this opinion, Beacon assumed and relied without independent verification on the accuracy and completeness of the financial and other information reviewed by it. With respect to the financial projections furnished to Beacon by the Company, Beacon has assumed, with your consent, that they have been reasonably prepared on a basis which reflects the best current estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and relevant economic conditions. Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its respective subsidiaries and was not furnished with any such evaluation or appraisal.

  The financial advisory services that Beacon has provided to you and Beacon's opinion have been and are provided for your information and assistance in connection with your consideration of the Offer and does not constitute a recommendation to any holder of Shares as to how that holder should respond to the Offer. Beacon's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date hereof.

  Based on and subject to the foregoing and other matters Beacon considers relevant, it is Beacon's opinion that, as of the date hereof, the $2.90 per share to be received by the holders of Shares, other than Vivendi, in connection with the Offer is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          The Beacon Group Capital Services,
                                          LLC

                                          The Beacon Group Capital Services,
                                          LLC

                                                                   SCHEDULE III

                                  SECTION 262
                        OF THE GENERAL CORPORATION LAW
                           OF THE STATE OF DELAWARE

262. APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to (S) 251(g) of this title), (S) 252, (S) 254, (S) 257, (S) 258, (S) 263 or
(S) 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.


                                     III-1

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                                     III-2

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

                                     III-3

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97).

                                     III-4

                                                                   SCHEDULE IV-A

  AUDITED FINANCIAL STATEMENTS FOR THE COMPANY FOR THE YEARS ENDED OCTOBER 31,
                           1997 AND OCTOBER 31, 1998

                      AIR & WATER TECHNOLOGIES CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Reports of Independent Public Accountants................................   2

Consolidated Balance Sheets as of October 31, 1997 and 1996..............   4

Consolidated Statements of Operations for the Years Ended October 31,
 1997, 1996 and 1995.....................................................   5

Consolidated Statements of Stockholders' Equity for the Years Ended
 October 31, 1997, 1996 and 1995.........................................   6

Consolidated Statements of Cash Flows for the Years Ended October 31,
 1997, 1996 and 1995.....................................................   7

Notes to Consolidated Financial Statements...............................   8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Air & Water Technologies
Corporation:

  We have audited the accompanying consolidated balance sheets of Air & Water Technologies Corporation and its Subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Air & Water Technologies Corporation and its Subsidiaries as of October 31, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

New York, New York
December 13, 1997, except
for the last paragraph of
Note 7 as to which the
date is January 28, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Air & Water Technologies Corporation:

  We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Air & Water Technologies Corporation (a Delaware corporation) and subsidiaries for the year ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated statements of operations, stockholders' equity and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of Air & Water Technologies Corporation and subsidiaries for the year ended October 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Roseland, New Jersey
December 8, 1995

                      AIR & WATER TECHNOLOGIES CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                        As of October 31, 1997 and 1996
                       (In thousands, except share data)

                                                               October 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                          ASSETS
Current Assets:
  Cash and cash equivalents, including restricted cash of
   $413 and $849 in 1997 and 1996, respectively............ $ 12,089  $ 12,667
  Accounts receivable, less allowance for doubtful accounts
   of $3,300 and $1,300 in 1997 and 1996, respectively.....   76,681    61,818
  Costs and estimated earnings in excess of billings on
   uncompleted contracts...................................   33,557    37,437
  Inventories..............................................    1,893     1,921
  Prepaid expenses and other current assets................    4,460     7,878
  Net current assets of discontinued operations............      --     21,410
                                                            --------  --------
    Total current assets...................................  128,680   143,131
                                                            --------  --------
Property, plant and equipment, net.........................   13,388    28,890
Investments in environmental treatment facilities..........   21,817    22,062
Goodwill, net..............................................  164,337   169,578
Other assets...............................................   30,391    27,927
Net non-current assets of discontinued operations..........   24,452   104,770
                                                            --------  --------
    Total assets........................................... $383,065  $496,358
                                                            ========  ========
      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt................... $    398  $    378
  Accounts payable.........................................   80,007    56,914
  Accrued expenses.........................................   86,681    63,921
  Billings in excess of costs and estimated earnings on
   uncompleted contracts...................................   15,320    12,520
  Income taxes payable.....................................    1,485     1,842
  Net current liabilities of discontinued operations.......      591       --
                                                            --------  --------
    Total current liabilities..............................  184,482   135,575
                                                            --------  --------
Long-term debt.............................................  307,845   306,542
                                                            --------  --------
Commitments and contingencies (Note 13)....................      --        --
Stockholders' equity (deficit):
  Preferred stock, par value $.01, authorized 2,500,000
   shares; issued 1,200,000 shares; liquidation value
   $60,000.................................................       12        12
  Common stock, par value $.001, authorized 100,000,000
   shares; issued 32,109,156 shares........................       32        32
  Additional paid-in capital...............................  427,036   427,036
  Accumulated deficit...................................... (535,214) (372,433)
  Common stock in treasury, at cost........................     (108)     (108)
  Cumulative currency translation adjustment...............   (1,020)     (298)
                                                            --------  --------
    Total stockholders' equity (deficit)................... (109,262)   54,241
                                                            --------  --------
    Total liabilities and stockholders' equity (deficit)... $383,065  $496,358
                                                            ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      AIR & WATER TECHNOLOGIES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Years Ended October 31, 1997, 1996 and 1995
                     (In thousands, except per share data)

                                                   Years Ended October 31,
                                                 -----------------------------
                                                   1997       1996      1995
                                                 ---------  --------  --------
Sales..........................................  $ 456,375  $482,091  $398,661
Cost of sales..................................    385,573   394,124   309,496
                                                 ---------  --------  --------
    Gross margin...............................     70,802    87,967    89,165
Selling, general and administrative expenses...     75,755    62,316    66,697
Depreciation and amortization..................     16,861    13,983    12,279
Impairment charge..............................      5,000       --        --
                                                 ---------  --------  --------
    Operating income (loss) from continuing
     operations................................    (26,814)   11,668    10,189
Interest income................................        359       923     1,113
Interest expense...............................    (24,356)  (22,597)  (23,925)
Other expense, net.............................       (502)   (2,296)      (37)
                                                 ---------  --------  --------
    Loss from continuing operations before
     income taxes..............................    (51,313)  (12,302)  (12,660)
Income tax (expense) benefit...................       (514)    1,246      (587)
                                                 ---------  --------  --------
    Loss from continuing operations............    (51,827)  (11,056)  (13,247)
Discontinued operations:
  Income (loss) from operations of discontinued
   segment.....................................    (44,854)    5,788     5,262
  Loss from disposal of discontinued segment...    (63,900)      --        --
                                                 ---------  --------  --------
    Net loss...................................   (160,581)   (5,268)   (7,985)
Preferred stock dividend, including dividends
 in arrears of $1,100 at October 31, 1997......     (3,300)   (3,300)   (3,300)
                                                 ---------  --------  --------
    Net loss applicable to common
     stockholders..............................  $(163,881) $ (8,568) $(11,285)
                                                 =========  ========  ========
Income (loss) per common share (after preferred
 stock dividend):
  Continuing operations........................  $   (1.72) $   (.45) $   (.52)
  Discontinued operations......................      (3.40)      .18       .17
                                                 ---------  --------  --------
    Net loss...................................  $   (5.12) $   (.27) $   (.35)
                                                 =========  ========  ========


  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      AIR & WATER TECHNOLOGIES CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For The Years Ended October 31, 1997, 1996 and 1995
                       (In thousands, except share data)

                          Series A          Class A
                      Preferred Stock    Common Stock                           Class A Common   Cumulative
                       $.01 Par Value   $.001 Par Value  Additional             Treasury Stock    Currency
                      ---------------- -----------------  Paid-in   Accumulated ---------------  Translation
                       Shares   Amount   Shares   Amount  Capital     Deficit   Shares   Amount  Adjustment    Total
                      --------- ------ ---------- ------ ---------- ----------- -------  ------  ----------- ---------
Balance, October 31,
 1994................ 1,200,000  $12   32,107,906  $32    $427,028   $(352,580) (89,902) $(108)    $    (3)  $  74,381
Net loss.............       --   --           --   --          --       (7,985)     --     --          --       (7,985)
Cash dividends,
 Series A Preferred
 Stock...............       --   --           --   --          --       (3,300)     --     --          --       (3,300)
Currency translation
 adjustment..........       --   --           --   --          --          --       --     --           (7)         (7)
                      ---------  ---   ----------  ---    --------   ---------  -------  -----     -------   ---------
Balance, October 31,
 1995................ 1,200,000   12   32,107,906   32     427,028    (363,865) (89,902)  (108)        (10)     63,089
Net loss.............       --   --           --   --          --       (5,268)     --     --          --       (5,268)
Cash dividends,
 Series A Preferred
 Stock...............       --   --           --   --          --       (3,300)     --     --          --       (3,300)
Exercise of stock
 options.............       --   --         1,250  --            8         --       --     --          --            8
Currency translation
 adjustment..........       --   --           --   --          --          --       --     --         (288)       (288)
                      ---------  ---   ----------  ---    --------   ---------  -------  -----     -------   ---------
Balance, October 31,
 1996................ 1,200,000   12   32,109,156   32     427,036    (372,433) (89,902)  (108)       (298)     54,241
Net loss.............       --   --           --   --          --     (160,581)     --     --          --     (160,581)
Cash dividends,
 Series A Preferred
 Stock...............       --   --           --   --          --       (2,200)     --     --          --       (2,200)
Currency translation
 adjustment..........       --   --           --   --          --          --       --     --         (722)       (722)
                      ---------  ---   ----------  ---    --------   ---------  -------  -----     -------   ---------
Balance, October 31,
 1997................ 1,200,000  $12   32,109,156  $32    $427,036   $(535,214) (89,902) $(108)    $(1,020)  $(109,262)
                      =========  ===   ==========  ===    ========   =========  =======  =====     =======   =========



  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      AIR & WATER TECHNOLOGIES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For The Years Ended October 31, 1997, 1996 and 1995
                                 (In thousands)

                                                     Years Ended October 31,
                                                    ---------------------------
                                                      1997      1996     1995
                                                    ---------  -------  -------
Cash flows from operating activities:
 Net loss.........................................  $(160,581) $(5,268) $(7,985)
 Adjustments to reconcile net loss to net cash
  provided by (used for) continuing operations--
 Discontinued operations..........................    108,754   (5,788)  (5,262)
 Depreciation and amortization....................     16,861   13,983   12,279
 Other............................................      7,865      890      196
 Changes in assets and liabilities, excluding
  effects of divestitures--
 (Increase) decrease in assets--
  Accounts receivable.............................    (14,988)  (2,318)  (2,993)
  Costs and estimated earnings in excess of
   billings on uncompleted contracts..............      3,880   (7,383)  (1,213)
  Inventories.....................................         28   (1,199)     169
  Prepaid expenses and other current assets.......      3,418     (798)  (1,103)
  Other assets....................................      8,100     (380)  14,827
 Increase (decrease) in liabilities--
  Accounts payable................................     23,061   11,240   19,134
  Accrued expenses................................      2,266   (7,317)  (6,776)
  Billings in excess of costs and estimated
   earnings on uncompleted contracts..............      2,800     (681)    (171)
  Income taxes....................................       (357)    (600)   3,412
                                                    ---------  -------  -------
   Net cash provided by (used for) continuing
    operations....................................      1,107   (5,619)  24,514
   Net cash provided by (used for) discontinued
    operations....................................     13,887    6,507  (11,531)
                                                    ---------  -------  -------
    Net cash provided by operating activities.....     14,994      888   12,983
                                                    ---------  -------  -------
Cash flows from investing activities:
 Proceeds from sale of businesses.................      2,015    6,186   12,962
 Capital expenditures.............................     (4,949)  (6,276)  (5,402)
 Investment in environmental treatment
  facilities......................................        123      530      798
 Start up costs and other.........................     (8,400) (11,122)  (5,501)
 Discontinued operations..........................       (978)  (1,206)  (3,569)
                                                    ---------  -------  -------
    Net cash used for investing activities........    (12,189) (11,888)    (712)
                                                    ---------  -------  -------
Cash flows from financing activities:
 Proceeds from issuances of common and preferred
  stock...........................................        --         8      --
 Payments of notes payable and long-term debt.....       (377)    (366)    (654)
 Net borrowings under credit facilities...........      1,700   17,800   14,500
 Accounts receivable repurchased..................        --       --   (20,000)
 Cash dividends paid on preferred stock...........     (2,475)  (3,300)  (3,300)
 Other............................................     (2,231)  (1,643)  (2,670)
                                                    ---------  -------  -------
    Net cash provided by (used for) financing
     activities...................................     (3,383)  12,499  (12,124)
                                                    ---------  -------  -------
Net increase (decrease) in cash and cash
 equivalents......................................       (578)   1,499      147
Cash and cash equivalents at beginning of year....     12,667   11,168   11,021
                                                    ---------  -------  -------
Cash and cash equivalents at end of year..........  $  12,089  $12,667  $11,168
                                                    =========  =======  =======
Supplemental disclosures of cash flow information:
 Cash paid for interest...........................  $  23,599  $22,417  $24,879
                                                    =========  =======  =======
 Cash paid for income taxes.......................  $   1,468  $ 1,292  $   604
                                                    =========  =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     AIR & WATER TECHNOLOGIES CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIIES

 Consolidation

  The consolidated financial statements include the accounts of Air & Water Technologies Corporation ("AWT" or the "Company") and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in joint ventures, which are 50% or less owned, are accounted for using the equity method, while the Company's share of joint venture results of operations are included pro rata in "sales," "cost of sales" and "selling, general and administrative expenses" in the accompanying consolidated statements of operations.

 Use of accounting estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents

  Cash equivalents consist of investments in short-term highly liquid securities having an original maturity of three months or less and primarily include investments in bank time deposits.

 Revenue recognition

  The Company follows the practice of accruing income from long-term contracts using the percentage-of-completion method. Under this method, the Company primarily recognizes as profit that proportion of the total anticipated profit which the cost of work completed bears to the estimated total cost of the work covered by the contract, including estimated warranty and performance guarantee costs. As contracts extend over one or more years, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately. Revenues related to the operations, maintenance and management services within the PSG operating segment are generally recognized as the related services are provided.

  The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents contract costs incurred plus earned margin in excess of amounts billed and includes unbilled retentions which result from performance of work on contracts in progress in advance of billings pursuant to certain contract terms. Substantially all of the costs and estimated earnings in excess of billings on uncompleted contracts are expected to be collected in fiscal year 1998. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of contract costs incurred plus earned margin.

 Inventories

  Inventories are stated principally at the lower of cost or market (first in, first out method) and consists primarily of chemicals and spare parts.

 Property, plant and equipment

  Property, plant and equipment is stated at cost. Depreciation and amortization of property, plant and equipment is primarily computed on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are generally 20 to 30 years for buildings and improvements and 3 to 10 years for

                     AIR & WATER TECHNOLOGIES CORPORATION
machinery, equipment and fixtures. Leasehold improvements are amortized over the term of the lease. Repair and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. Property, plant and equipment at October 31 consists of the following (in thousands):

                                                               1997      1996
                                                             --------- --------
     Land and land improvements............................. $     122 $  4,733
     Buildings and leasehold improvements...................     3,899   13,114
     Machinery, equipment and fixtures......................    26,324   31,842
                                                             --------- --------
                                                                30,345   49,689
     Less--Accumulated depreciation and amortization........  (16,957)  (20,799)
                                                             --------- --------
                                                             $  13,388 $ 28,890
                                                             ========= ========

  In connection with the planned Research-Cottrell divestiture (See Note 3), the Company has decided to sell the land and building located in Branchburg, New Jersey which was primarily occupied by the operations of Research-Cottrell. The carrying value was reduced to approximately $5,500,000 after the recognition of a $5,000,000 impairment charge based on current offers from interested parties and is classified in other non-current assets.

 Goodwill and long-lived assets

  Goodwill is being amortized over 40 years under the straight-line method. Goodwill amortization was $5,240,000, $5,025,000 and $4,987,000 for the years ended October 31, 1997, 1996 and 1995. Accumulated amortization of goodwill was $38,373,000 and $33,132,000 at October 31, 1997 and 1996. The Company
continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and other long-lived assets may warrant revision or the remaining balance of goodwill and other long-lived assets may not be recoverable. When factors indicate that goodwill and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted operating cash flows over the remaining life of the assets in determining whether the assets are impaired. Any impairment is measured using discounted operating cash flows or other fair value measures as appropriate. The realizablility of goodwill and other long lived assets is the result of an estimate based on the underlying assets' remaining estimated useful lives and projected operating cash flows. It is possible that this estimate will change as a consequence of further deterioration in market conditions and operating results. The effect of a change, if any, would be material to the financial condition and results of operations.

 Deferred costs

  Certain direct costs which are incurred for new projects, primarily related to the start up of the operations, maintenance and management of treatment facilities within the PSG operating segment, are deferred and amortized over the terms of the specific new contract using the straight-line method. These unamortized deferred costs are included in other assets and amounted to $14,044,000 and $13,767,000 at October 31, 1997 and 1996. Deferred debt issuance costs are amortized over the life of the related debt utilizing the effective interest method. The unamortized costs were included in other assets and amounted to $2,946,000 and $3,147,000 at October 31, 1997 and 1996.

                     AIR & WATER TECHNOLOGIES CORPORATION

 Accrued expenses

  Accrued expenses included the following as of October 31, 1997 and 1996 (in thousands):

                                                                 1997    1996
                                                                ------- -------
   Salaries and benefits....................................... $19,736 $24,166
   Self-insured loss reserves..................................  21,863  20,700
   Retained liabilities of discontinued operations (Note 3)....  21,000     --
   Interest and other financing costs..........................   6,843   5,820
   Other.......................................................  17,239  13,235
                                                                ------- -------
     Total..................................................... $86,681 $63,921
                                                                ======= =======

 Earnings (loss) per share

  The earnings (loss) per share was computed by dividing the net income (loss) after preferred stock dividends by the weighted average number of common shares outstanding each period. The weighted average number of shares outstanding was 32,019,000 in 1997 and 32,018,000 in 1996 and 1995. Common
stock equivalents (stock options) and the Company's 8% Convertible Subordinated Debentures due 2015 (the "Convertible Debentures") have not been included in the earnings (loss) per share calculation since the effect is antidilutive.

 Income taxes

  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Reclassifications

  Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform to the 1997 presentation including the effects of removing the accounts of the discontinued operations from continuing operations (See Note 3).

 Recently issued accounting pronouncements

  Statement 128: "Earnings Per Share"--This statement requires that the Company begin to report "basic" and "diluted" earnings per share which would replace "primary" and "fully diluted" earnings per share currently reported by the Company. The key difference is that "basic" earnings per share does not adjust for common stock equivalents. Statement 128 is effective for the Company beginning with the first quarter of fiscal 1998 (the three-month period ending January 31, 1998) and requires restatement of all prior-period earnings per share data. Adoption of Statement 128 is not expected to have a material effect.

(2) CGE RELATIONSHIP

  As of October 31, 1997, approximately 43% of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), and all of the 5 1/2% Series A Convertible Exchangeable Preferred Stock (the "Series A Preferred Stock") comprising approximately 50.0009% of the voting power of the Company, are owned by Compagnie Generale Des Eaux ("CGE"), a French company. The Company also has certain financial and other relationships with Anjou International Company, a wholly-owned subsidiary of CGE

                     AIR & WATER TECHNOLOGIES CORPORATION

("Anjou"). Pursuant to a March 1994 Investment Agreement among the Company, CGE and Anjou, as amended as of September 24, 1997 by the Recapitalization Agreement discussed below, CGE received the right to designate a number of members of the Company's Board of Directors proportionate to the voting power represented by CGE's ownership interest and to appoint the Company's Chief Executive Officer and Chief Financial Officer. CGE has agreed to make the Company its exclusive vehicle in the United States, its possessions and its territories for CGE's water management and wastewater management and air pollution activities; provided that the foregoing shall not apply to any acquisition or investment by CGE (or any of its affiliates) of a privately-owned, publicly-traded or publicly-owned company in the water utility sector whose primary business is the production, distribution and/or sale of potable, fire, bulk, draining or irrigation water, nor to CGE's present or future investments in Consumers Water Company and Philadelphia Suburban Corporation; provided further, that the foregoing shall have no application to Kruger, Inc., a distributor of water treatment plant parts and components and an indirect subsidiary of Omnium Traitement et de Valorisation.

  In addition to its direct ownership interest, the Company has benefited from certain financial undertakings by CGE, including a $125 million term loan from CGE (See Note 6) and a $60 million credit facility with Anjou (See Note 5). In connection with a major contract undertaken by PSG in Puerto Rico (See Note
11), CGE has unconditionally guaranteed performance of the contract by PSG. Anjou has also agreed to guarantee certain obligations of the Company relating to the bonding of certain contracts (See Note 13). The Company compensates CGE for its support of the Company's credit facilities (See Note 5) in an amount equal to 0.95% per annum of the outstanding commitment of its credit facilities ($1.2 million, $1.2 million and $0.8 million for the years ended October 31, 1997, 1996 and 1995).

  On September 24, 1997, the Company, CGE and Anjou entered into the Recapitalization Agreement, whereby the Company would repay the CGE note and the Anjou credit facility and exchange all of the outstanding shares of Series A Preferred Stock. The Recapitalization is comprised of two primary elements:
(i) the exchange of the Series A Preferred Stock for shares of Class A Common Stock (the "Exchange") and (ii) a rights offering (the "Rights Offering") pursuant to which CGE has committed to subscribe to a minimum of $185 million of common stock, the proceeds of which would be used to reduce the debt to CGE and Anjou discussed above. The Company has filed a Registration Statement on Form S-1 with respect to the securities offered in the Rights Offering. The pro forma loss per share, for the year ended October 31, 1997, after giving effect to the issuance of 140,000,000 shares under the Minimum Subscription and the exchange of the Series A Preferred Stock and repayment of the $125 million term loan from CGE and $60 million credit facility with Anjou would be $0.23 per share. Other items included in the Recapitalization Agreement are as follows: (i) the Company has agreed to conduct a consent solicitation of its Convertible Debenture holders to amend certain provisions of the indenture which require the Company to repurchase the Convertible Debentures if any person acquires more than 75% of the voting control of the Company (the "Consent Solicitation"); (ii) an amendment to the Company's charter will be made which would increase the authorized shares of Class B Common Stock, par value $.001 per share, a class of nonvoting common stock of the Company, which would be issued to CGE in the event the Company does not receive the requisite consents in the Consent Solicitation; and (iii) CGE agreed to further its efforts with the Company to enhance the Company's participation in the privatization market in the water and wastewater management industry. The Rights Offering provides for public participation up to an additional $25 million in gross proceeds. The Recapitalization Agreement may be terminated by either party if the Recapitalization shall not have been consummated on or before March 22, 1998.

(3) RESEARCH-COTTRELL

  On December 2, 1997, the Company announced that it will divest its Research-Cottrell business segment which provides air pollution control technologies and services. The Company is currently in negotiations with several interested parties and believes that most of these businesses will be sold within the next several months,

                     AIR & WATER TECHNOLOGIES CORPORATION
but in any event no later than November 30, 1998, and has reported its results of operations and financial condition as a discontinued operation. Summarized financial data of Research-Cottrell is as follows (in thousands):

                                                               1997      1996
                                                              -------  --------
   Current assets............................................ $44,441  $ 61,607
   Current liabilities.......................................  45,617    41,912
                                                              -------  --------
   Net current assets (liabilities)..........................  (1,176)   19,695
   Goodwill..................................................  20,383    96,282
   Property, plant and equipment and other...................   4,069     8,488
                                                              -------  --------
   Net non-current assets....................................  24,452   104,770
                                                              -------  --------
   Net carrying value........................................ $23,276  $124,465
                                                              =======  ========

  The current assets consist primarily of accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and inventories. The current liabilities consist primarily of accounts payable, accrued expenses and billings in excess of costs and estimated earnings on uncompleted contracts. In addition to the above amounts are estimated retained liabilities of $21,000,000 related to the estimated losses through disposition, certain warranty, litigation, lease and other obligations which are included in accrued expenses at October 31, 1997.

                                                   1997       1996      1995
                                                 ---------  --------  --------
                                                       (In thousands)
   Sales.......................................  $ 173,140  $219,008  $220,207
   Costs and expenses..........................    211,400   206,910   207,487
   Depreciation and amortization...............      5,101     6,032     6,069
                                                 ---------  --------  --------
   Operating income (loss).....................    (43,361)    6,066     6,651
   Non-operating income (expense)..............       (854)      550      (861)
                                                 ---------  --------  --------
   Income (loss) before taxes and loss on
    disposal...................................    (44,215)    6,616     5,790
   Income taxes................................       (639)     (828)     (528)
                                                 ---------  --------  --------
   Loss before loss on disposal................    (44,854)    5,788     5,262
   Loss on disposal............................    (63,900)      --        --
                                                 ---------  --------  --------
   Income (loss) from discontinued operations..  $(108,754) $  5,788  $  5,262
                                                 =========  ========  ========

  The loss on disposal was developed using a range of estimated proceeds based on current negotiations with several potential buyers and includes estimated losses through disposition of $8,500,000. The loss may change in the near-term based on the ultimate negotiated sale prices and proceeds received, the timing of the anticipated sale transactions, actual results through disposition and final resolution of any retained liabilities.

  Also included in the Company's consolidated balance sheets are the net current assets of the discontinued asbestos abatement operations which amounted to $585,000 and $1,715,000 at October 31, 1997 and 1996.

(4) INVESTMENTS IN ENVIRONMENTAL TREATMENT FACILITIES

  The Company designed and constructed environmental treatment facilities for certain governmental entities (the "entities"). The cost of these facilities was primarily funded through the issuance of tax-exempt Industrial Revenue Bonds by the entities, the proceeds of which were loaned to the Company. The entities have entered into long-term service agreements with the Company which transfer to them substantially all risks of ownership

                     AIR & WATER TECHNOLOGIES CORPORATION
and which will generate sufficient revenues to service the debt and return the Company's investment. Accordingly, these transactions have been accounted for as sales-type leases. Consistent with the definition of a legal right of offset (the related agreements provide for a net settlement of the obligations between the parties, and the revenues referred to above are legally assigned to payment of debt service), neither the facilities nor the associated nonrecourse debt (approximately $28,575,000 and $29,925,000 at October 31, 1997 and 1996) is reflected in the accompanying consolidated balance sheets. These agreements provide for various performance guarantees by the Company. Management believes that the Company will continue to maintain the stipulated performance guarantees.

  The net investment in these sales-type leases consists of the following at October 31 (in thousands):

                                                               1997     1996
                                                              -------  -------
   Future minimum lease payments............................  $35,804  $38,099
   Expected residual value (unguaranteed)...................    9,354    9,354
   Unearned income..........................................   (4,607)  (5,538)
                                                              -------  -------
   Net investment in leases.................................   40,551   41,915
   Offset--nonrecourse debt, net of available funds in hands
    of trustee..............................................  (23,933) (25,584)
                                                              -------  -------
   Net investment in leases.................................   16,618   16,331
   Facility enhancements, net of depreciation...............    5,199    5,731
                                                              -------  -------
   Investments in environmental treatment facilities........  $21,817  $22,062
                                                              =======  =======

  At October 31, 1997, minimum lease payments to be received, net of executory costs for each of the five succeeding fiscal years, are $1,961,000, $2,069,000, $2,216,000, $2,306,000 and $2,306,000.

(5) FINANCING ARRANGEMENTS:

  The Company maintains a $60.0 million seven-year revolving credit facility with Anjou which matures on August 2, 2003. As of October 31, 1997 and 1996, the Company's borrowings under the facility totaled $60.0 million. The facility bears interest at LIBOR plus 0.6% (6.2% at October 31, 1997). Interest expense related to this facility which was entered into during 1996 was $3,686,000 and $714,000 for the years ended October 31, 1997 and 1996. The Company expects to repay the outstanding borrowings under the facility with a portion of the gross proceeds from the Rights Offering discussed in Note 2.

  The Company also maintains a secured bank credit facility (the "Bank Credit Facility") which was increased by $20.0 million to $70.0 million as of April 28, 1997. As of October 31, 1997, the Company's borrowings under the Bank Credit Facility totaled $3.0 million and outstanding letters of credit under the Bank Credit Facility totaled $22.5 million (unused capacity of $44.5 million).

  As of December 12, 1997 the configuration and structure of the Bank Credit Facility was revised. Societe Generale purchased and assumed from all of the other lending banks under the Bank Credit Facility all of such banks' rights and obligations under the Bank Credit Facility, becoming the sole lending bank thereunder. In addition, the Company and Societe Generale, entered into an amendment to extend the $70.0 million credit facility until December 11, 1998. The facility had been scheduled to expire on March 31, 1998. The amendment waives the Company's compliance with certain covenants and amends others. The prior amendments and waiver would have terminated on December 15, 1997 had the facility not been amended.

  The Bank Credit Facility is primarily designed to finance working capital requirements, subject to certain limitations, and provide for the issuance of letters of credit, and is secured by a first security interest in substantially all of the assets of the Company. Of the total commitment, borrowings are limited to the lesser of

                     AIR & WATER TECHNOLOGIES CORPORATION

$70.0 million or the sum of a percentage of certain eligible receivables, inventories, net property, plant and equipment and costs and estimated earnings in excess of billings, and bear interest at LIBOR plus 1.25% (6.9% at October 31, 1997), or at a defined bank rate approximating prime (8.5% at October 31, 1997). The Bank Credit Facility also allows for certain additional borrowings, including, among other things, project financing and foreign borrowing facilities, subject to limitations, and contains certain financial and other restrictive covenants, including, among other things, the maintenance of certain financial ratios, and restrictions on the incurrence of additional indebtedness, acquisitions, the sale of assets, the payment of dividends and the repurchase of subordinated debt. In addition, the related revised agreement requires CGE to maintain its support of the Company, including a minimum 48% voting equity ownership interest in the Company and its right to designate at least 48% of the Company's Board of Directors, as well as to appoint the Chief Executive Officer and the Chief Financial Officer of the Company.

  The gross amount of proceeds from and repayments of working capital borrowings under these credit facilities consists of the following (in thousands):

                                                 1997        1996       1995
                                              -----------  ---------  ---------
   Borrowings................................ $ 1,171,000  $ 728,900  $ 509,000
   Repayment.................................  (1,169,300)  (711,100)  (494,500)
                                              -----------  ---------  ---------
   Net....................................... $     1,700  $  17,800  $  14,500
                                              ===========  =========  =========

(6) LONG-TERM DEBT

  The Company's long-term debt consists of the following at October 31 (in thousands):

                                                              1997      1996
                                                            --------  --------
   Term loan from CGE...................................... $125,000  $125,000
   Convertible Subordinated Debentures due May 15, 2015....  115,000   115,000
   Anjou credit facility (Note 5)..........................   60,000    60,000
   Bank Credit Facility (Note 5)...........................    3,000       --
   Note due July 1, 2007 at 8.5%...........................    3,095     3,200
   Real estate mortgage loans at 8.75%.....................    2,148     2,420
   Other...................................................      --      1,300
                                                            --------  --------
                                                             308,243   306,920
   Less current installments of long-term debt.............     (398)     (378)
                                                            --------  --------
   Long-term debt.......................................... $307,845  $306,542
                                                            ========  ========

  The $125 million term loan from CGE is an unsecured facility bearing interest at a rate based upon one, two, three or six-month LIBOR, as selected by the Company, plus 1.25% (6.9% at October 31, 1997), as defined, and has a final maturity of June 15, 2001. The term loan contains certain financial and other restrictive covenants with respect to the Company relating to, among other things, the maintenance of certain financial ratios, and restrictions on the sale of assets and the payment of dividends on or the redemption, repurchase, acquisition or retirement of securities of the Company or its subsidiaries. Interest expense related to this term loan was $8,715,000, $8,884,000 and $9,142,000 during the years ended October 31, 1997, 1996 and 1995. The Company expects to repay the term loan from CGE with a portion of the gross proceeds from the Rights Offering (see Note 2).

  Interest on the Convertible Debentures is payable semi-annually at 8%. The Convertible Debentures are redeemable in whole or in part at the option of the Company at any time, at a redemption price of 102.4% of the principal amount as of October 31, 1997 reducing to 100% of the principal amount on May 15, 2000, together

                     AIR & WATER TECHNOLOGIES CORPORATION
with accrued interest to the redemption date. The Convertible Debentures require equal annual sinking fund payments beginning May 15, 2000, which are calculated to retire 75% of the Convertible Debentures prior to maturity. The Convertible Debentures are convertible into shares of Class A Common Stock at a conversion price of $30.00 per share subject to adjustments as defined. In addition, each holder of Convertible Debentures has the right to require the Company to repurchase such holder's Convertible Debentures at a repurchase price of 100% of the principal amount of the Convertible Debentures, together with accrued interest to the repurchase date for cash or common stock (at the option of the Company), if any person becomes the beneficial owner of 75% or more of the total voting power of all shares of capital stock of the Company entitled to vote in an election of directors (See Note 2 regarding the Consent Solicitation).

  At October 31, 1997, the aggregate maturities of long-term debt for each of the five succeeding fiscal years and thereafter are approximately $0.4 million, $3.4 million, $6.2 million, $131.3 million, $6.3 million, and $160.6 million.

  The Company has obtained a waiver relating to violations of certain financial covenants under the CGE term loan through November 1, 1998.

(7) COMMON AND PREFERRED STOCK

  The Company has authorized 2,500,000 shares of preferred stock which the Board of Directors may allocate to any class or series of preferred stock and determine the relative rights and preferences for each class or series designated.

  At the option of the Company, its Series A Preferred Stock, all of which is held by CGE, is exchangeable for the Company's 5.5% Convertible Subordinated Notes with a maturity of 10 years from the date of issuance of such notes at $50.00 per share. Such notes and Series A Preferred Stock are convertible at $12.50 per share into shares of Class A Common Stock, subject to adjustments as defined. The Company did not declare the quarterly dividends aggregating $1,650,000 due September 30, 1997 and December 31, 1997 on the Series A Preferred Stock due to its concerns over liquidity and the adequacy of its surplus. On January 28, 1998, the Company effected the Exchange pursuant to which all of the shares of Series A Preferred Stock held by CGE (representing all of the issued and outstanding shares of Series A Preferred Stock) were exchanged for approximately 34,285,000 shares of Class A Common Stock. The dividends in arrears on the Series A Preferred Stock have not been paid and were extinguished pursuant to the Exchange.

(8) STOCK OPTION AND PURCHASE PLANS

  Under the Company's employee stock purchase plan (the "Stock Purchase Plan"), officers and other key employees may be granted the right to purchase up to 1,000,000 shares of the Company's Class A Common Stock. The Compensation and Stock Option Committee of the Board of Directors determines the purchase price of shares issuable under the Stock Purchase Plan. At each of October 31, 1997 and 1996, approximately 232,000 shares of Class A Common Stock were available for grant under the Stock Purchase Plan.

  The Company established a stock incentive plan (the "Plan") in 1996 under which stock options and awards may be granted to purchase shares of common stock of the Company. The Plan authorizes the granting of stock options and restricted stock awards for up to an aggregate of 1,000,000 shares of Class A Common Stock of the Company plus shares remaining available for award under the prior plan established in 1989. In addition, during 1996 the Company instituted a "Fresh Start" option program under which employees could relinquish their rights under outstanding options (at exercise prices ranging from $11.75 to $29.43) and receive a new option at $8.00 per share as adjusted using a Black-Scholes pricing model. Under this program, options to purchase 996,737 shares were forfeited and options to purchase 447,291 shares were granted. The following is a

                     AIR & WATER TECHNOLOGIES CORPORATION
summary of certain information pertaining to options under the Plan, all of which were granted at the fair market value.

                                                 1997        1996       1995
                                               ---------  ----------  ---------
   Outstanding
     Beginning of year........................ 1,711,331   1,985,120  2,291,347
     Granted..................................    60,000     999,177    129,200
     Exercised................................       --       (1,250)       --
     Forfeited................................  (563,997) (1,271,716)  (435,427)
                                               ---------  ----------  ---------
   Outstanding
     End of year.............................. 1,207,334   1,711,331  1,985,120
                                               =========  ==========  =========
   At October 31
     Exercisable..............................   934,910     887,952  1,375,493
     Available for grant...................... 2,543,161   2,039,164    766,625
   Outstanding Option price per share:
     Weighted average......................... $    7.91  $     8.16  $   12.76
     Range.................................... $    4.31  $     4.25  $    4.31
                                                  to          to         to
                                               $   28.57  $    28.57  $   31.43
   Exercised Option price per share:.......... $     --   $     6.00  $     --

  As permitted under generally accepted accounting principles, grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations, and accordingly no compensation cost has been recognized in the financial statements. Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net loss would have been increased to $161,671,000 and $6,427,000 in the years ended October 31, 1997 and 1996 and the loss per common share after preferred stock dividend would have been increased to $5.15 and $0.30 in the years ended October 31, 1997 and 1996. In determining the pro forma amounts referred to above, the fair value of each grant is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for grants: zero dividend rate, price volatility of 44% and expected lives of 8 years for both 1997 and 1996, and risk free interest rates of 6.0% and 6.3% in 1997 and 1996, respectively.

(9) BENEFIT PLANS

  The Company has various retiree benefit plans, the most significant of which are as follows:

  The Company maintains savings and retirement plans in which the Company matches a fixed percentage of each employee's contribution up to a maximum of 4% of such employee's compensation. One plan also provides for annual discretionary Company contributions which are fixed by the Board of Directors based on the performance of the applicable employee group for certain eligible employees within the Metcalf & Eddy and Research-Cottrell segments. The expense charged to continuing operations applicable to these plans was approximately $1,700,000, $2,200,000 and $2,200,000 for the years ended October 31, 1997, 1996 and 1995.

  The Company maintains defined benefit plans which cover certain active and retired employees, including substantially all of its eligible employees within the PSG operating segment. The pension costs related to these plans were determined by actuarial valuations and assumptions (including discount rates at 7.5%) and approximated $1,500,000, $1,300,000 and $1,000,000 for the years ended October 31, 1997, 1996 and 1995. The accrued pension liabilities were approximately $2,800,000, $2,800,000 and $2,700,000 at October 31, 1997,
1996 and 1995.

                     AIR & WATER TECHNOLOGIES CORPORATION

(10) INVESTMENTS IN JOINT VENTURES

  The Company, in the normal conduct of its subsidiaries' businesses, has entered into certain partnership arrangements, referred to as "joint ventures." The joint ventures operate primarily in the water and wastewater engineering industry. The joint venture activities typically include engineering, design and/or construction management services. Certain joint ventures are also involved in program management of construction activities. A separate joint venture is established with respect to each such project. The joint venture arrangements generally commit each partner to supply a predetermined proportion of the engineering labor and capital, and provide each partner a predetermined proportion of income or loss. The Company is jointly and severally liable for the obligations of the joint ventures and has rights to the assets in proportion to its share of ownership. Each joint venture is terminated upon the completion of the underlying project.

  The Company's investment in joint ventures (included in other assets) amounted to $2,775,000 and $5,050,000 at October 31, 1997 and 1996. In
addition, the Company had receivables from the joint ventures totaling $2,581,000 and $3,848,000 at October 31, 1997 and 1996 related to current services provided by the Company to the joint ventures. The Company's share of its joint venture income (loss) amounted to $(25,000), $1,127,000 and $3,227,000 during the years ended October 31, 1997, 1996 and 1995. The data presented above primarily represent Metcalf & Eddy's investment in a 43%-owned joint venture with CRSS Inc., providing services to the U.S. Air Force in Saudi Arabia, which is essentially completed.

(11) BUSINESS SEGMENTS

  Through October 31, 1997, the Company's operation may be categorized in three business segments:

    Professional Services Group provides complete services for the operations, maintenance and management of treatment facilities in the various water and wastewater and sludge and biosolids waste management markets. Sales are primarily to municipal government agencies, including sales under its contract with PRASA representing 39%, 39% and 12% of total segment sales in 1997, 1996 and 1995. In addition, total receivables due from PRASA for certain reimbursable costs were $34.3 million and $16.0 million at October 31, 1997 and 1996. The contract with PRASA has a five-year term, but PRASA may cancel the contract for any reason after August 31, 1998. The Company's wholly-owned subsidiary, PS Group of Puerto Rico, Inc., is in the process of negotiations with PRASA regarding a replacement contract for the existing five-year contract. Management currently expects that the contract with PRASA will not be canceled by PRASA in August 1998, but will remain in effect through its original five-year term ending August 2000 or be amended or replaced with a new contract. Additionally, the PRASA employees who operate the PRASA facilities are subject to a collective bargaining agreement which expires in June 1998.

    Metcalf & Eddy provides a comprehensive range of water related services, including treatment process design and on-site and off-site remediation of environmental contamination. Sales to federal, state and municipal governmental agencies approximated 80% of Metcalf & Eddy's sales for each of the three years ended October 31, 1997.

    Research-Cottrell provides air pollution control technologies and services. As discussed in Note 3, the Company's Board of Directors has decided to divest this segment.

  Sales to the federal government represented approximately 10%, 15% and 16% of consolidated sales in the years ended October 31, 1997, 1996 and 1995. Sales between segments are included within the segment recording the sales transaction and eliminated for consolidation purposes. Unallocated corporate expenses includes administrative costs not allocable to a specific segment. Identifiable assets are those assets used by each segment in its operation. Corporate assets primarily include cash, fixed assets, net assets from discontinued operations and deferred debt issuance costs. Sales and identifiable assets of foreign operations as of and for the years ended October 31, 1997, 1996 and 1995 were less than 10% of the consolidated assets and sales.

                     AIR & WATER TECHNOLOGIES CORPORATION

  Information by business segment is as follows (in thousands):

                                  Metcalf   Research-         Unallocated
                           PSG     & Eddy   Cottrell  Other    Corporate  Eliminations Consolidated
                         -------- --------  --------- ------  ----------- ------------ ------------
For the Year ended
 October 31, 1997:
 Sales.................. $271,650 $186,490  $    --   $  --    $    --      $(1,765)     $456,375
 Costs and expenses.....  261,707  192,936       --      --      13,450      (1,765)      466,328
 Depreciation and
  amortization..........    8,119    8,227       --      --         515         --         16,861
                         -------- --------  --------  ------   --------     -------      --------
 Operating income
  (loss)................ $  1,824 $(14,673) $    --   $  --    $(13,965)    $   --       $(26,814)
                         ======== ========  ========  ======   ========     =======      ========
 Identifiable assets as
  of October 31, 1997... $173,041 $165,794  $ 24,452  $   88   $ 19,690     $   --       $383,065
                         ======== ========  ========  ======   ========     =======      ========
 Capital expenditures... $  2,448 $  2,479  $    --   $  --    $     22     $   --       $  4,949
                         ======== ========  ========  ======   ========     =======      ========
 Depreciation........... $  1,676 $  4,785  $    --   $  --    $    378     $   --       $  6,839
                         ======== ========  ========  ======   ========     =======      ========
For the Year ended
 October 31, 1996:
 Sales.................. $270,640 $215,358  $    --   $  --    $    --      $(3,907)     $482,091
 Costs and expenses.....  255,882  195,745       --      --       8,720      (3,907)      456,440
 Depreciation and
  amortization..........    7,335    6,223       --      --         425         --         13,983
                         -------- --------  --------  ------   --------     -------      --------
 Operating income
  (loss)................ $  7,423 $ 13,390  $    --   $  --    $ (9,145)    $   --       $ 11,668
                         ======== ========  ========  ======   ========     =======      ========
 Identifiable assets as
  of October 31, 1996... $157,566 $188,403  $124,465  $  154   $ 25,770     $   --       $496,358
                         ======== ========  ========  ======   ========     =======      ========
 Capital expenditures... $  2,520 $  3,604  $    --   $  --    $    152     $   --       $  6,276
                         ======== ========  ========  ======   ========     =======      ========
 Depreciation........... $  1,703 $  3,083  $    --   $  --    $    406     $   --       $  5,192
                         ======== ========  ========  ======   ========     =======      ========
For the Year ended
 October 31, 1995:
 Sales.................. $179,713 $216,852  $    --   $6,133   $    --      $(4,037)     $398,661
 Costs and expenses.....  164,435  200,125       --    6,096      9,574      (4,037)      376,193
 Depreciation and
  amortization..........    5,679    5,691       --      307        602         --         12,279
                         -------- --------  --------  ------   --------     -------      --------
 Operating income
  (loss)................ $  9,599 $ 11,036  $    --   $ (270)  $(10,176)    $   --       $ 10,189
                         ======== ========  ========  ======   ========     =======      ========
 Identifiable assets as
  of October 31, 1995... $148,402 $181,590  $127,417  $3,037   $ 28,872     $   --       $489,318
                         ======== ========  ========  ======   ========     =======      ========
 Capital expenditures... $  2,135 $  2,818  $    --   $  --    $    449     $   --       $  5,402
                         ======== ========  ========  ======   ========     =======      ========
 Depreciation........... $  1,660 $  2,747  $    --   $  241   $    584     $   --       $  5,232
                         ======== ========  ========  ======   ========     =======      ========

(12) INCOME TAXES

  At October 31, 1997, the Company has a net deferred tax asset of $139,700,000 which has been fully reserved by a valuation allowance. The deferred tax asset is comprised of the tax effects of net operating losses ($116,400,000), receivable reserves ($2,900,000), inventory reserves ($300,000), other assets ($1,900,000) and accruals not yet deductible ($22,800,000). A deferred tax liability of $4,600,000 is comprised of fixed assets depreciation. At October 31, 1997, the Company had tax loss carryforwards of approximately $333,000,000. Such carryforwards expire through 2012.

  Income (loss) from continuing operations before income taxes during the years ended October 31, 1997, 1996 and 1995, respectively, from the United States was $(51,131,000), $(9,041,000) and $(12,982,000) and from foreign jurisdictions was $(182,000), $(3,261,000) and $322,000. The provision
(benefit) for income taxes during the years ended October 31, 1997, 1996 and 1995, respectively, included foreign taxes of $185,000, $(1,071,000) and $146,000 and state taxes of $329,000, $(175,000) and $441,000. The difference between the

                     AIR & WATER TECHNOLOGIES CORPORATION
income tax provision (benefit) computed by applying the statutory federal income tax rate to the pretax loss from continuing operations and the actual tax provision (benefit) is as follows (in thousands):

                                                      1997     1996     1995
                                                    --------  -------  -------
   Statutory benefit............................... $(17,960) $(4,306) $(4,431)
   State income taxes..............................      214     (114)     287
   Goodwill and other..............................    2,709    2,634    1,745
   Impact of net operating loss....................   15,302      470    2,953
   Impact of foreign operations....................      249       70       33
                                                    --------  -------  -------
                                                    $    514  $(1,246) $   587
                                                    ========  =======  =======

(13) COMMITMENTS AND CONTINGENCIES

 DOJ Investigation

  In connection with a broad investigation by the U.S. Department of Justice (the "DOJ") into alleged illegal payments by various persons to members of the Houston City Council, the Company's subsidiary, PSG, received a federal grand jury subpoena on May 31, 1996 requesting documents regarding certain PSG consultants and representatives that had been retained by PSG to assist it in advising the City of Houston regarding the benefits that could result from the privatization of Houston's water and wastewater system. PSG has cooperated and continues to cooperate with the DOJ which has informed the Company that it is reviewing transactions among PSG and its consultants. The Company promptly initiated its own independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. In the course of its ongoing investigation, the Company became aware of questionable financial transactions with third parties and payments to certain PSG consultants and other individuals, the nature of which requires further investigation. The Company has brought these matters to the attention of the DOJ and continues to cooperate fully with its investigation. No charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or other government authority. However, since the government's investigation is still underway and is conducted largely in secret, no assurance can be given as to whether the government authorities will ultimately determine to bring charges or assert claims resulting from this investigation that could implicate or reflect adversely upon or otherwise have a material adverse effect on the financial position or results of operations of PSG or the Company taken as a whole.

 Bremerton Litigation

  The City of Bremerton, Washington brought a contribution action against Metcalf & Eddy Services, Inc. ("M&E Services"), the operator of a City-owned wastewater treatment plant from 1987 until late 1995. The contribution action arises from two prior lawsuits against the City for alleged odor nuisances brought by two groups of homeowners neighboring the plant. In the first homeowners' suit, the City paid $4.3 million in cash and approximately $5 million for odor control technology to settle the case. M&E Services understands the odor control measures generally have been successful and the odors have been reduced as a result. M&E Services was not a party to the first homeowners' suit, which has been dismissed with prejudice as to all parties. In the settlement of the second homeowners' case, the City of Bremerton paid the homeowners $2.9 million, and M&E Services contributed $0.6 million to the settlement without admitting liability. All claims raised by the homeowners in the second suit (except for two recalcitrant homeowners) were resolved. All claims by and between M&E Services and the City in the second homeowners' suit were expressly reserved and will be tried after the city's contribution action, which is currently scheduled for trial in March 1998. The City is seeking to recover the amounts it expended on the two settlements, damages for M&E Services' alleged substandard operation of the plant, and attorneys' fees. M&E Services denies any liability to the City and believes it has

                     AIR & WATER TECHNOLOGIES CORPORATION
meritorious defenses to the claim. However, no assurances can be given that an adverse judgment would not have a material adverse effect on the financial position or results of M&E Services or the Company taken as a whole.

 R-C Belgium Litigation

  On October 14, 1997, Research-Cottrell, Inc. and its subsidiary, Research-Cottrell Belgium, S.A. ("R-C Belgium"), were named in a lawsuit by N.V. Seghers Engineering ("Seghers") filed in the Commercial Court in Mechelen, Belgium. Seghers is R-C Belgium's joint venture partner on two large pollution control projects. The suit claims damages of approximately $13 million allegedly resulting from R-C Belgium's breach of contract and substandard performance. Damages claimed in the lawsuit consist not only of Seghers' alleged cost to repair the R-C Belgium equipment, but also lost profits, damages to business reputation, theft of employees (R-C Belgium hired two former Seghers' employees), increased costs arising out of the failure to gain timely acceptance of the two plants, excessive payments to R-C Belgium due to alleged unfair pricing practices by R-C Belgium and other miscellaneous interest charges and costs. The initial response to the suit is due January 20, 1998. The case involves complex technical and legal issues and is in its earliest stages. Nevertheless, the Company denies liability to Seghers and, based upon the information currently available, believes Seghers' claimed damages are grossly inflated. In addition, the Company believes it has meritorious counterclaims based upon Seghers' breaches of contact and poor performance.

 Other Matters

  The Company and its subsidiaries are parties to various other legal actions arising in the normal course of their businesses, some of which involve claims for substantial sums. The Company believes that the disposition of such actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial position or results of operations of the Company taken as a whole.

  The Company and its subsidiaries are obligated under various leases for office and manufacturing facilities and certain machinery, equipment and fixtures. Lease terms range from under one year to ten years. Certain leases have renewal or escalation clauses or both. Certain equipment leases have purchase options. During December 1996, the Company exercised a cancellation clause for one of its leased facilities which required an immediate cash payment of approximately $2.2 million. Total rent expense in the periods ended October 31, 1997, 1996 and 1995 was $16.9 million, $17.1 million and $16.7 million, respectively. At October 31, 1997, minimum rental commitments under all noncancellable leases for the five succeeding fiscal years, and thereafter, are $11.4 million, $10.5 million, $8.5 million, $7.6 million, $6.7 million and $12.5 million. These minimum rental commitments are net of noncancellable sub-leases for the five succeeding fiscal years of $1.3 million, $1.3 million, $1.2 million $1.1 million and $0.5 million.

  The Company currently maintains various types of insurance, including workers' compensation, general and professional liability and property coverages and believes that it presently maintains adequate insurance coverages for all of its present operational activities. It has been both a Company policy and a requirement of many of its clients that the Company maintain certain types and limits of insurance coverage for the services and products it offers, provided that such types and limits can be obtained on commercially reasonable terms. In addition to existing coverages, the Company has been successful in obtaining commercially reasonable coverage for certain pollution risks, though coverage has been on a claims made rather than occurrence basis due to the professional nature of some of the Company's exposures. Claims made policies provide coverage to the Company only for claims reported during the policy period. The Company's general liability and other insurance policies have historically contained absolute pollution exclusions, brought about in large measure because of the insurance industry's adverse claims experience with environmental exposures. Accordingly, there can be no assurance that environmental exposures that may be incurred by the Company and its subsidiaries will continue

                     AIR & WATER TECHNOLOGIES CORPORATION
to be covered by insurance, or that the limits currently provided or that may be obtained in the future will be sufficient to cover such exposures. A successful claim or claims in an amount in excess of the Company's insurance coverage or for which there is no coverage could have a material adverse effect on the Company.

  In connection with the sale of two manufacturing facilities in prior years, the Company remains contingently liable as guarantor under $2.9 million of Industrial Revenue Bond financing.

  The Company is often required to procure bid and performance bonds from surety companies, particularly for clients in the public sector. A bid bond guarantees that the Company will enter into the contract under consideration at the price bid and a performance bond guarantees performance of the contract. The Company is required to indemnify surety companies providing bid and performance bonds for any payments the sureties are required to make under the bonds. The Company and its subsidiaries obtain bid and performance bonds pursuant to a Master Surety Agreement with USF&G. The Company also has outstanding bid and performance bonds pursuant to agreements with Reliance Insurance Company, United Pacific Insurance Company and Planet Insurance Company of Federal Way, Washington, (collectively, "Reliance") although no bonds have been obtained under these agreements since June 27, 1995, and the Company anticipates that all of its foreseeable future bonding requirements will be provided by USF&G. In addition, the Company's Bank Credit Facility provides for issuance of letters of credit for purposes which include direct or indirect fulfillment of bid and performance bond requirements by the Company and its subsidiaries. The Company has never forfeited a bid or a performance bond and no project sponsor has ever called and drawn a bond issued in support of the Company's contract obligations. The Company has obtained a waiver relating to violations of certain financial covenants relating to its bonding agreements with Reliance through November 1, 1998.

  In August 1997, USF&G notified the Company that it would suspend the renewal and issuance of new bid and performance bonds as of September 30, 1997, due to the Company's operating performance and resulting financial condition as reported at the end of the fiscal quarter ended April 30, 1997, unless it received indemnification from CGE or Anjou for at least 20% of all future bond requests including renewals. Anjou has entered into an agreement with USF&G regarding an arrangement pursuant to which, until terminated at Anjou's discretion, Anjou will enter into guarantees of certain obligations of the Company relating to the bonding of certain contracts under the Master Surety Agreements, dated as of October 31, 1995, between USF&G and the Company and its subsidiaries. Such guarantees would cover, in each instance, 30% of the aggregate amount of the bonds executed, procured or provided on behalf of the Company or its subsidiaries on or after October 1, 1997 and certain penalty amounts, up to $45 million. There can be no assurance that USF&G will be willing to provide bid bonds to the Company following the Recapitalization without a guarantee from CGE (or one of its affiliates) and there can be no assurance that CGE (or one of its affiliates) would be willing to provide such a guarantee.

  On May 26, 1995, Metcalf & Eddy settled litigation with PRASA that was initiated in September 1990. Pursuant to the terms of the settlement, Metcalf & Eddy was to receive aggregate payments of $17.5 million, plus interest. Metcalf & Eddy received payment of $4.5 million on June 26, 1995, at which time a Stipulation of Dismissal with Prejudice was filed with the United States District Court for the District of Puerto Rico formally terminating the lawsuit. Metcalf & Eddy also received two $6.5 million negotiable promissory notes bearing interest at market rates and maturing in May 1998 and August 2000, respectively. On September 1, 1995, Metcalf & Eddy sold the two notes and received net proceeds of $12.8 million of cash, after applicable fees and expenses.

                      AIR & WATER TECHNOLOGIES CORPORATION

(14) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):

                                            1997 By Quarter
                             -------------------------------------------------
                              First     Second    Third     Fourth     Year
                             --------  --------  --------  --------  ---------
   Sales...................  $106,637  $108,631  $110,828  $130,279  $ 456,375
                             --------  --------  --------  --------  ---------
   Gross margin............    17,170     7,522    21,371    24,739     70,802
                             --------  --------  --------  --------  ---------
   Loss from continuing
    operations.............    (9,792)  (33,304)   (2,024)   (6,707)   (51,827)
                             --------  --------  --------  --------  ---------
   Loss from discontinued
    operations.............    (2,738)  (30,682)   (2,766)  (72,568)  (108,754)
                             --------  --------  --------  --------  ---------
   Net loss................  $(12,530) $(63,986) $ (4,790) $(79,275) $(160,581)
                             ========  ========  ========  ========  =========
   Loss per common share
    after preferred stock
    dividend:
     Continuing
      operations...........  $   (.33) $  (1.07) $   (.09) $   (.20) $   (1.72)
                             --------  --------  --------  --------  ---------
     Discontinued
      operations...........      (.09)     (.95)     (.09)    (2.27)     (3.40)
                             --------  --------  --------  --------  ---------
   Net loss................  $   (.42) $  (2.02) $   (.18) $  (2.47) $   (5.12)
                             ========  ========  ========  ========  =========

                                            1996 By Quarter
                             -------------------------------------------------
                              First     Second    Third     Fourth     Year
                             --------  --------  --------  --------  ---------
   Sales...................  $110,557  $113,165  $119,524  $138,845  $ 482,091
                             --------  --------  --------  --------  ---------
   Gross margin............    20,623    23,459    22,426    21,459     87,967
                             --------  --------  --------  --------  ---------
   Loss from continuing
    operations.............    (3,401)   (2,963)   (1,819)   (2,873)   (11,056)
                             --------  --------  --------  --------  ---------
   Income from discontinued
    operations.............       456     1,658     1,361     2,313      5,788
                             --------  --------  --------  --------  ---------
   Net loss................  $ (2,945) $ (1,305) $   (458) $   (560) $  (5,268)
                             ========  ========  ========  ========  =========
   Income (loss) per common
    share after preferred
    stock dividend:
     Continuing
      operations...........  $   (.13) $   (.12) $   (.08) $   (.12) $    (.45)
                             --------  --------  --------  --------  ---------
     Discontinued
      operations...........       .01       .05       .04       .08        .18
                             --------  --------  --------  --------  ---------
   Net loss................  $   (.12) $   (.07) $   (.04) $   (.04) $    (.27)
                             ========  ========  ========  ========  =========

--------
Note a: Earnings (loss) per share for the full year is not necessarily the sum of the four quarters due to different average shares outstanding for each discrete period.

Note b: Significant charges affecting the comparability of the 1997 quarterly loss from continuing operations include a $1.7 million first quarter charge related to a cancellation penalty for a high cost leased facility; operating charges of $26.6 million reflected in the second quarter for professional fees related to marketing consultants and the DOJ investigation, increases to reserves for litigation, professional liability and certain project contingencies, increases to receivable reserves, equipment write-offs and other direct and indirect costs; a $3.2 million third quarter reduction in previously accrued discretionary and self-insured employee benefits; a fourth quarter $5.0 million asset impairment charge related to the Branchburg facility and a $0.8 million severance benefit related to the former chief executive officer.

                     AIR & WATER TECHNOLOGIES CORPORATION

Note c: Significant charges affecting the comparability of the 1997 quarterly loss from discontinued operations include a $25.0 million impairment charge primarily related to Ecodyne and KVB and operating charges of $4.0 million related to increases to Ecodyne receivable and Custodis warranty reserves both of which were reflected during the second quarter; third quarter operating charges of $2.3 million primarily related to higher than anticipated costs on a specific APCD project and increases to receivable and warranty reserves for R-C International partially off-set by a reduction of previously accrued discretionary and self-insured employee benefits; fourth quarter operating charges of $8.1 million related to additional increases to warranty reserves at R-C International, additional costs related to an APCD project and various other reserves for retained assets of businesses previously sold as well as an estimated loss on the disposal of the segment of $63.9 million.

                                                                   SCHEDULE IV-B

                               AQUA ALLIANCE INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Independent Auditor's Report.............................................  25
Consolidated Balance Sheets as of October 31, 1998 And 1997..............  26
Consolidated Statements of Operations for the Years Ended October 31,
 1998, 1997 and 1996.....................................................  27
Consolidated Statements of Stockholders' Equity for the Years Ended
 October 31, 1998, 1997 and 1996.........................................  28
Consolidated Statements of Cash Flows for the Years Ended October 31,
 1998, 1997 and 1996.....................................................  29
Notes to Consolidated Financial Statements...............................  30

                         INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of Aqua Alliance Inc.

  We have audited the accompanying consolidated balance sheets of Aqua Alliance Inc. and its Subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aqua Alliance Inc. and its Subsidiaries as of October 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.


  As discussed in Note 2 to the consolidated financial statements, effective November 1, 1997, the Company changed its method of accounting for start-up costs.

                                          McGladrey & Pullen, llp

New York, New York
January 12, 1999

                               AQUA ALLIANCE INC.

                          CONSOLIDATED BALANCE SHEETS

                        As of October 31, 1998 and 1997
                       (In thousands, except share data)

                                                              October 31,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
                         ASSETS
Current Assets:
  Cash and cash equivalents, including restricted cash of
   $587 and $413 in 1998 and 1997, respectively.......... $  22,197  $  12,089
  Accounts receivable, less allowance for doubtful
   accounts of $4,909 and $3,300 in 1998 and 1997,
   respectively..........................................    77,776     76,681
  Costs and estimated earnings in excess of billings on
   uncompleted contracts.................................    33,559     33,557
  Inventories............................................     1,470      1,893
  Prepaid expenses and other current assets..............     8,521      4,460
  Net current assets of discontinued operations..........     1,401        --
                                                          ---------  ---------
    Total current assets.................................   144,924    128,680
                                                          ---------  ---------
Property, plant and equipment, net.......................     9,768     13,388
Investments in environmental treatment facilities........    21,651     21,817
Goodwill, net............................................   159,198    164,337
Other assets.............................................    20,572     30,391
Net non-current assets of discontinued operations........     3,239     24,452
                                                          ---------  ---------
    Total assets......................................... $ 359,352  $ 383,065
                                                          =========  =========
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt.................       443        398
  Accounts payable.......................................    87,557     80,007
  Accrued expenses.......................................    92,135     86,681
  Billings in excess of costs and estimated earnings on
   incompleted contracts.................................    13,484     15,320
  Income taxes payable...................................     2,325      1,485
  Net current liabilities of discontinued operations
   total current liabilities.............................       483        591
                                                          ---------  ---------
                                                            196,427    184,482
                                                          ---------  ---------
Long-term debt...........................................   119,405    307,845
Commitments and contingencies (note 15)..................       --         --
Stockholders' equity (deficit):
  Preferred stock, par value $.01, authorized 2,500,000
   shares; issued 0 shares and 1,200,000 shares in 1998
   and 1997, respectively; liquidation value $0 and
   $60,000 in 1998 and 1997, respectively................       --          12
  Common stock, par value $.001, authorized 260,000,000
   shares and 100,000,000 shares in 1998 and 1997,
   respectively; issued 185,266,429 shares and 32,109,156
   shares in 1998 and 1997, respectively.................       185         32
  Additional paid-in capital.............................   629,130    427,036
  Accumulated deficit....................................  (585,165)  (535,214)
  Common stock in treasury, at cost......................      (108)      (108)
  Cumulative currency translation adjustment.............      (522)    (1,020)
                                                          ---------  ---------
    Total stockholders' equity (deficit).................    43,520   (109,262)
                                                          ---------  ---------
    Total liabilities and stockholders' equity
     (deficit)........................................... $ 359,352  $ 383,065
                                                          =========  =========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                               AQUA ALLIANCE INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Years Ended October 31, 1998, 1997 and 1996
                     (In thousands, except per share data)

                                                    Years Ended October 31,
                                                  -----------------------------
                                                    1998      1997       1996
                                                  --------  ---------  --------
Sales...........................................  $445,119  $ 456,375  $482,091
Cost of sales...................................   389,737    385,573   394,124
                                                  --------  ---------  --------
    Gross margin................................    55,382     70,802    87,967
Selling, general and administrative expenses....    61,379     75,755    62,316
Depreciation and amortization...................    13,110     16,861    13,983
Impairment charge (recovery)....................    (3,000)     5,000       --
                                                  --------  ---------  --------
    Operating income (loss) from continuing
     operations.................................   (16,107)   (26,814)   11,668
Interest income.................................       509        359       923
Interest expense................................   (14,899)   (24,356)  (22,597)
Other expense, net..............................    (1,273)      (502)   (2,296)
                                                  --------  ---------  --------
    Loss from continuing operations before
     income taxes and cumulative effect of a
     change in accounting principle.............   (31,770)   (51,313)  (12,302)
Income tax (expense) benefit....................    (1,099)      (514)    1,246
    Loss from continuing operations.............   (32,869)   (51,827)  (11,056)
Discontinued operations:
  Income (loss) from operations of discontinued
   segment......................................       --     (44,854)    5,788
  Loss from disposal of discontinued segment....    (6,000)   (63,900)      --
Cumulative effect on prior years (to October 31,
 1997) of change in the method of accounting for
 start-up costs (note 2)........................   (11,082)       --        --
                                                  --------  ---------  --------
    Net loss....................................   (49,951)  (160,581)   (5,268)
Preferred stock dividends.......................       --      (3,300)   (3,300)
                                                  --------  ---------  --------
    Net loss applicable to common stockholders..   (49,951)  (163,881)   (8,568)
                                                  --------  ---------  --------
Basic income (loss) per common share (after
 preferred stock dividends):
  Continuing operations.........................      (.24)     (1.72)     (.45)
  Discontinued operations.......................      (.05)     (3.40)      .18
  Cumulative effect on prior years (to October
   31, 1997) of change in the method of
   accounting for start-up costs (note 2).......      (.08)       --        --
                                                  --------  ---------  --------
    Net loss....................................  $   (.37) $   (5.12) $   (.27)
                                                  ========  =========  ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                               AQUA ALLIANCE INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the Years Ended October 31, 1998, 1997 and 1996
                       (In thousands, except share data)

                       Series A             Class A
                    Preferred Stock      Common Stock                            Class A Common   Cumulative
                    $.01 Par Value      $.001 Par Value   Additional             Treasury Stock    Currency
                   ------------------ -------------------  Paid-In   Accumulated ---------------  Translation
                     Shares    Amount    Shares    Amount  Capital     Deficit   Shares   Amount  Adjustment    Total
                   ----------  ------ ------------ ------ ---------- ----------- -------  ------  ----------- ---------
Balance, October
 31, 1995........   1,200,000   $ 12    32,107,906  $ 32   $427,028   $(363,865) (89,902) $(108)    $   (10)  $  63,089
Net loss.........         --     --            --    --         --       (5,268)     --     --          --       (5,268)
Cash dividends,
 Series A
 Preferred
 Stock...........         --     --            --    --         --          --    (3,300)   --          --       (3,300)
Exercise of stock
 options.........         --     --          1,250   --           8         --       --     --          --            8
Currency
 translation
 adjustment......         --     --            --    --         --          --       --     --         (288)       (288)
                   ----------   ----  ------------  ----   --------   ---------  -------  -----     -------   ---------
Balance, October
 31, 1996........   1,200,000     12    32,109,156    32    427,036    (372,433) (89,902)  (108)       (298)     54,241
Net loss.........         --     --            --    --         --     (160,581)     --     --          --     (160,581)
Cash dividends,
 Series A
 Preferred
 Stock...........         --     --            --    --         --       (2,200)     --     --          --       (2,200)
Currency
 translation
 adjustment......         --     --            --    --         --          --       --     --         (722)       (722)
                   ----------   ----  ------------  ----   --------   ---------  -------  -----     -------   ---------
Balance, October
 31, 1997........   1,200,000     12    32,109,156    32    427,036    (535,214) (89,902)  (108)     (1,020)   (109,262)
Net loss.........         --     --            --    --         --      (49,951)     --     --          --      (49,951)
Exchange of
 Series A........          34
Preferred Stock..  (1,200,000)   (12)   34,285,714    34        (22)        --       --     --          --          --
Issuance of
 Common Stock....         --     --    118,871,559   119    202,116         --       --     --          --      202,235
Currency
 translation
 adjustment......         --     --            --    --         --          --       --     --          498         498
                   ----------   ----  ------------  ----   --------   ---------  -------  -----     -------   ---------
Balance, October
 31, 1998........         --    $--   $185,266,429  $185   $629,130   $(585,165) (89,902)  (108)    $  (522)     43,520


  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                               AQUA ALLIANCE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Years Ended October 31, 1998, 1997 and 1996
                                 (In thousands)

                                                  Years Ended October 31,
                                                ------------------------------
                                                  1998       1997       1996
                                                ---------  ---------  --------
Cash flows from operating activities:
 Net loss...................................... $ (49,951) $(160,581) $ (5,268)
 Adjustments to reconcile net loss to net cash
  provided by (used for) continuing
  operations--
 Discontinued operations.......................     6,000    108,754    (5,788)
 Cumulative effect on prior years (to October
  31, 1997) of change in the method of
  Accounting for start-up costs (note 2).......    11,082        --        --
 Depreciation and amortization.................    13,110     16,861    13,983
 Other.........................................       528      7,865       890
 Changes in assets and liabilities, excluding
  effects of divestitures--
  (Increase) decrease in assets--
   Accounts receivable.........................    (1,095)   (14,988)   (2,318)
   Costs and estimated earnings in excess of
    billings on uncompleted contracts..........        (2)     3,880    (7,383)
   Inventories.................................       423         28    (1,199)
   Prepaid expenses and other current assets...    (4,061)     3,418      (798)
   Other assets................................     3,568      8,100      (380)
  Increase (decrease) in liabilities--
   Accounts payable............................     7,550     23,061    11,240
   Accrued expenses............................     5,454      2,266    (7,317)
   Billings in excess of costs and estimated
    earnings on uncompleted contracts..........    (1,836)     2,800      (681)
   Income taxes payable........................       840       (357)     (600)
                                                ---------  ---------  --------
    Net cash provided by (used for) continuing
     operations................................    (8,390)     1,107    (5,619)
    Net cash provided by (used for)
     discontinued operations...................    (6,604)    13,887     6,507
                                                ---------  ---------  --------
    Net cash provided by (used for) operating
     activities................................   (14,994)    14,994       888
                                                ---------  ---------  --------
Cash flows from investing activities:
 Proceeds from sale of businesses..............    17,920      2,015     6,186
 Capital expenditures..........................    (4,082)    (4,949)   (6,276)
 Investment in environmental treatment
  facilities...................................      (124)       123       530
 Start-up costs, investments in new contracts,
  and other....................................    (2,969)    (8,400)  (11,122)
 Discontinued operations.......................        21       (978)   (1,206)
                                                ---------  ---------  --------
    Net cash provided by (used for) investing
     activities................................    10,766    (12,189)  (11,888)
                                                ---------  ---------  --------
Cash flows from financing activities:
 Proceeds from issuances of common stock.......   202,235        --          8
 Payments of notes payable and long-term debt..  (125,397)      (377)     (366)
 Net borrowings (repayments) under credit
  facilities...................................   (63,000)     1,700    17,800
 Cash dividends paid on preferred stock........       --      (2,475)   (3,300)
 Other.........................................       498     (2,231)   (1,643)
                                                ---------  ---------  --------
    Net cash provided by (used for) financing
     activities................................    14,336     (3,383)   12,499
                                                ---------  ---------  --------
    Net increase (decrease) in cash and cash
     equivalents...............................    10,108       (578)    1,499
Cash and cash equivalents at beginning of
 year..........................................    12,089     12,667    11,168
                                                ---------  ---------  --------
Cash and cash equivalents at end of year....... $  22,197  $  12,089  $ 12,667
                                                =========  =========  ========
Supplemental disclosures of cash flow
 information:
 Cash paid for interest........................ $  16,320  $  23,599  $ 22,417
                                                =========  =========  ========
 Cash paid for income taxes.................... $     323  $   1,468  $  1,292
                                                =========  =========  ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                              AQUA ALLIANCE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of Aqua Alliance Inc., formerly Air & Water Technologies Corporation ("AAI" or the "Company") and all majority-owned subsidiaries. The Company markets its products and services through two widely recognized trade names: Professional Services Group ("PSG") for the operation, maintenance and management of water and wastewater treatment systems; and Metcalf &Eddy ("M&E") for water, wastewater and hazardous waste engineering and consulting services. All significant intercompany transactions have been eliminated. Investments in joint ventures, which are 50% or less owned, are accounted for using the equity method, while the Company's share of joint venture results of operations are included pro rata in "sales," "cost of sales" and "selling, general and administrative expenses" in the accompanying consolidated statements of operations.

 Use of accounting estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents

  Cash equivalents consist of investments in short-term highly liquid securities having an original maturity of three months or less.

 Revenue recognition

  The Company follows the practice of accruing income from long-term contracts using the percentage-of-completion method. Under this method, the Company primarily recognizes as profit that proportion of the total anticipated profit which the cost of work completed bears to the estimated total cost of the work covered by the contract, including estimated warranty and performance guarantee costs. As contracts extend over one or more years, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately. Revenues related to the operations, maintenance and management services within the PSG operating segment are generally recognized in the contract year as the related services are provided.

  The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents contract costs incurred plus earned margin in excess of amounts billed and includes unbilled retentions which result from performance of work on contracts in progress in advance of billings pursuant to certain contract terms. Substantially all of the costs and estimated earnings in excess of billings on uncompleted contracts are expected to be collected in fiscal year 1999. At October 31, 1998, the balance of $33,559,000 included $5,852,000 of retainage due from customers in accordance with applicable retainage provisions of engineering and construction type contracts which will become billable upon future delivery of services or completion of such contracts. At October 31, 1997, the balance of $33,557,000 included retention of $5,603,000. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of contract costs incurred plus earned margin.

 Inventories

  Inventories are stated principally at the lower of cost or market (first in, first out method) and consists primarily of chemicals and spare parts.

                              AQUA ALLIANCE INC.

 Property, plant and equipment

  Property, plant and equipment is stated at cost. Depreciation and amortization of property, plant and equipment is primarily computed on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are generally 20 to 30 years for buildings and improvements and 3 to 10 years for machinery, equipment and fixtures. Leasehold improvements are amortized over the term of the lease. Repair and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. Property, plant and equipment at October 31, 1998 and 1997, respectively, consists of the following (in thousands):

                                                                1998     1997
                                                               -------  -------
   Land and land improvements................................. $   --   $   122
   Buildings and leasehold improvements.......................   4,209    3,899
   Machinery, equipment and fixtures..........................  29,458   26,324
                                                               -------  -------
                                                                33,667   30,345
   Less accumulated depreciation and amortization............. (23,899) (16,957)
                                                               -------  -------
                                                               $ 9,768  $13,388
                                                               =======  =======

  In connection with the Research-Cottrell divestiture (See Note 5), the Company has decided to sell the land and building located in Branchburg, New Jersey which was primarily occupied by the operations of Research-Cottrell. The carrying value of approximately $8,100,000, based on current offers from interested parties, is classified in other non- current assets. In 1997, the Company recorded an impairment charge of approximately $5,000,000 based on current offers at that time. In the fourth quarter of 1998, the Company increased the carrying value by $3,000,000 based on a letter of intent received in October, 1998. The Company expects the sale of the facility to occur in early 1999.

 Goodwill and long-lived assets

  Goodwill is being amortized over 40 years under the straight-line method. Goodwill amortization was $5,139,000, $5,240,000, and $5,025,000 for the years ended October 31, 1998, 1997 and 1996, respectively. Accumulated amortization of goodwill was $43,512,000 and $38,373,000 at October 31, 1998 and 1997,
respectively. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and other long-lived assets may warrant revision or the remaining balance of goodwill and other long-lived assets may not be recoverable. When factors indicate that goodwill and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted operating cash flows over the remaining life of the assets in determining whether the assets are impaired. Any impairment is measured using discounted operating cash flows or other fair value measures as appropriate. The realizability of goodwill and other long-lived assets is the result of an estimate based on the underlying assets' remaining estimated useful lives and projected operating cash flows. It is possible that this estimate will change as a consequence of further deterioration in market conditions or operating results. The effect of a change, if any, would be material to the financial condition and results of start-up operations.

 Deferred costs

  Certain direct costs which are incurred for new projects, primarily related to the start-up of the operations, maintenance and management of treatment facilities within the PSG operating segment, are deferred and amortized over the terms of the specific new contract using the straight-line method. These unamortized deferred costs are included in other assets and amounted to $4,879,000 and $14,044,000 at October 31, 1998 and 1997, respectively (See
Note 2 regarding a change in accounting for these costs). Deferred debt issuance costs are amortized over the life of the related debt utilizing the effective interest method. The unamortized costs were included in other assets and amounted to $2,730,000 and $2,946,000 at October 31, 1998 and 1997,
respectively.

                              AQUA ALLIANCE INC.

 Accrued expenses

  Accrued expenses included the following as of October 31, 1998 and 1997 (in thousands):

                                                                 1998    1997
                                                                ------- -------
   Salaries and benefits....................................... $17,583 $19,736
   Self-insured loss reserves..................................  31,529  21,863
   Retained liabilities of discontinued operations (Note 5)....  20,011  21,000
   Interest and other financing costs..........................   5,507   6,843
   Other.......................................................  17,505  17,239
                                                                ------- -------
     Total..................................................... $92,135 $86,681
                                                                ======= =======

 Earnings (loss) per share

  The Company's loss per share for the years ended October 31, 1998, 1997 and 1996 has been calculated in accordance with the new Financial Accounting Standard No. 128 "Earnings Per Share." This statement requires that the Company report "basic" and "diluted" earnings per share instead of "primary" and "fully diluted" earnings per share as previously reported. The key difference is that "basic" earnings per share does not adjust for common stock equivalents. The adoption of this statement, in the first quarter of 1998, had no effect on the Company's per share data. The numerator and denominator for basic and diluted per share data are the same due to the antidilutive effects of the Company's common stock equivalents and convertible securities. The weighted-average number of shares of common stock used to compute the loss per share was 136,121,000, 32,019,000 and 32,018,000 shares for the years ended October 31, 1998, 1997 and 1996, respectively.

 Income taxes

  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Reclassifications

  Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform to the 1998 presentation including the effects of reporting the accounts of the discontinued operations separate from continuing operations (See Note 5).

 Recently issued accounting pronouncements

  Following is a description of certain recently issued accounting pronouncements recently adopted by the Company or not yet adopted by the Company.

  In June 1997, Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," was issued. The statement must be adopted by the Company in the first quarter of fiscal 1999. Under provisions of this statement, the Company will be required to include a financial statement presentation of comprehensive income and its components. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this standard will not affect the Company's financial position or results of operations.

                              AQUA ALLIANCE INC.

  In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. The statement must be adopted by the Company for fiscal 1999. Under provisions of this statement, the Company will be required to modify or expand the financial statement disclosures for operating segments, products and services, and geographic areas. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

  In December 1997, SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits," was issued and is effective for the Company's 1999 fiscal year. The statement revises current disclosure requirements for employers' pensions and other retiree benefits. Implementation of this disclosure standard will not affect the Company's financial position or results of operations.

(2) CHANGE IN ACCOUNTING

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred, with the effect of initial adoption reported as a cumulative effect of a change in accounting principle. The Company has early adopted SOP 98-5 effective November 1, 1997, as permitted by the SOP.

  The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $11,082,000. The impact of adoption of the SOP on previously reported operating income will be to change the first quarter 1998 results from an operating loss of $11,673,000 to an operating loss of $10,761,000, the second quarter 1998 from an operating loss of $11,856,000 to an operating loss of $10,950,000, and the third quarter 1998 from an operating loss of $7,637,000 to an operating loss of $6,730,000. The reported loss per share from continuing operations will change in the first quarter of 1998 from $.35 to $.32, in the second quarter of 1998 from $.09 to $.08, and was unchanged in the third quarter 1998. The impact of adopting the SOP for the year ended October 31, 1998, was to decrease the operating loss by $3,632,000 and to decrease the loss per share by $.03.

(3) VIVENDI RELATIONSHIP

  As of October 31, 1998, approximately 83% of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), was beneficially owned by Vivendi (formerly Compagnie Generale des Eaux), a French company and the Company's largest stockholder ("Vivendi"). The Company also has certain financial and other relationships with Vivendi North America Company, (formerly Anjou International Company), an indirect wholly-owned subsidiary of Vivendi and a Delaware corporation ("VNA"). Pursuant to a March 1994 Investment Agreement among the Company, Vivendi and VNA, as amended as of September 24, 1997, by the Recapitalization Agreement discussed in Note 4, Vivendi received the right to designate a number of members of the Company's Board of Directors proportionate to the voting power represented by Vivendi's ownership interest, to designate the Chairman of the Company's Board of Directors and to appoint the Company's Chief Executive Officer and Chief Financial Officer. Vivendi has agreed that, so long as Vivendi and its affiliates are the largest stockholder of the Company, the Company shall be Vivendi's exclusive vehicle in the United States, its possessions and its territories for Vivendi's water management and wastewater management provided that the foregoing shall not apply to any acquisition or investment by Vivendi (or any of its affiliates) of a privately-owned, publicly-traded or publicly-owned company in the water utility sector whose primary business is the production, distribution and/or sale of potable, fire, bulk, draining or irrigation water, nor to Vivendi's present or future investment in Philadelphia Suburban Corporation; provided further, that the foregoing shall have no application to Kruger, Inc., a distributor of water treatment plant parts and components and an indirect subsidiary of Omnium Traitement et de Valorisation, a wholly-owned subsidiary of Vivendi.

                              AQUA ALLIANCE INC.

Vivendi and VNA have the right, pursuant to the Investment Agreement, to require the Company to register the shares of Class A Common Stock owned by Vivendi and its affiliates for sale to the public, with certain exceptions. However, Vivendi and VNA have not exercised this right.

  As of December 31, 1998, the shares of the Company's Class A Common Stock, which have been owned directly and indirectly by Vivendi (83% of the outstanding shares of such stock at that date), were transferred to Vivendi's wholly-owned subsidiary, Vivendi North American Operations, Inc. ("VNAO").

  In addition to its direct ownership interest, the Company has benefitted from certain financial undertakings by Vivendi, including a $125 million term loan from Vivendi (see Note 8) and a $60 million credit facility with VNA (see
Note 7), both of which were repaid in March 1998 with a portion of the gross proceeds from the Rights Offering discussed in Note 4. The Company compensates Vivendi for its support of the Company's credit facilities (see Note 7), in an amount equal to 0.95% per annum of the outstanding commitment of its credit facilities, and for other services , including $2.0 million for financial advisor and legal fees and expenses related to the Recapitalization. (Total fees to Vivendi and its subsidiaries were approximately $6.0 million, $2.3 million and $2.1 million for the three years ended October 31, 1998, 1997 and 1996, respectively). At October 31, 1998 and 1997, the Company had accounts payable and accrued expenses to Vivendi and its subsidiaries of approximately $8,338,000 and $3,483,000, respectively. In addition, the Company has agreed to function as the agent of Vivendi's water subsidiary for operations under the amended and restated contract with the Puerto Rico Aqueduct and Sewer Authority ("PRASA") (see Note 12); Vivendi had previously guaranteed performance of PSG's original contract with PRASA. VNA also has partially indemnified certain obligations of the Company relating to the bonding of certain contracts (see Note 15).

(4) RECAPITALIZATION

 Exchange

  On January 28, 1998, pursuant to the terms of the Recapitalization Agreement, dated as of September 24, 1997 (as amended, the "Recapitalization Agreement"), among the Company, Vivendi, and VNA, the Company exchanged (the "Exchange") the outstanding 1,200,000 shares of its 5 1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), held by Vivendi and its subsidiaries (representing all of the issued and outstanding shares of Series A Preferred Stock) for 34,285,714 shares of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"). Immediately following the Exchange, Vivendi beneficially owned in the aggregate approximately 72.2% of the outstanding Class A Common Stock and voting control of the Company.

  The Company did not declare the September 30, 1997, and December 31, 1997, quarterly dividends aggregating $1,650,000 on the Series A Preferred Stock, all of which was held by Vivendi, due to its concerns over liquidity and the adequacy of its surplus. The dividends in arrears on the Series A Preferred Stock were not paid and were extinguished pursuant to the Exchange.

 Rights Offering

  On January 26, 1998, the Board of Directors of the Company declared a dividend (the "Rights Offering") to holders of record of its Class A Common Stock as of the close of business on January 29, 1998, of 120,000,000 transferable subscription rights (the "Rights") which allowed Rights holders to subscribe for and purchase shares of its common stock and also allowed subscribers (other than Vivendi and VNA) in the Rights Offering to receive transferable three-year warrants (the "Warrants") to purchase shares of Class A Common Stock at an exercise price of $2.50 per share, subject to customary antidilution adjustments.

                              AQUA ALLIANCE INC.

  The Rights Offering expired on March 4, 1998. In the Rights Offering, 98,160,427 Rights were exercised to purchase 99,840,089 shares of Class A Common Stock, of which 1,679,662 shares were purchased pursuant to an oversubscription privilege. In accordance with the terms of the Recapitalization Agreement, Vivendi and VNA each exercised its basic subscription privilege in full for an aggregate basic subscription of 86,682,816 shares of Class A Common Stock, and Vivendi subscribed for and purchased 19,031,470 additional shares of Class A Common Stock available as a result of unexercised Rights in the Rights Offering, for a total aggregate subscription of $185 million.

  In addition, 3,949,099 Warrants to acquire in the aggregate 3,949,099 shares of Class A Common Stock were issued to subscribers (other than Vivendi and VNA) in the Rights Offering. In accordance with the terms of the Rights Offering, neither Vivendi nor VNA received any Warrants. On March 12, 1998, the Company was notified that the Warrants had been approved for listing on the American Stock Exchange, Inc. (the "AMEX"). The Warrants currently trade on the AMEX under the symbol "AAI.WS."

  The Company received gross proceeds of approximately $208 million from the Rights Offering, including approximately $23 million of publicly raised proceeds. The Company used a portion of the gross proceeds from the Rights Offering to repay a $125 million unsecured term loan from Vivendi and borrowings under a $60 million credit facility with VNA. The remaining $23 million of proceeds, representing all of the publicly-raised proceeds, were retained for general corporate purposes, including a reduction in borrowings under the Bank Credit Facility (as defined hereinafter) and payment of fees related to the Recapitalization of approximately $5.8 million.

  Following the Rights Offering, Vivendi beneficially owns an aggregate of 153,609,975 shares of Class A Common Stock, representing approximately 83.0% of the issued and outstanding Class A Common Stock.

 Consent Solicitation

  Concurrently with the Rights Offering, pursuant to the terms of the Recapitalization Agreement, the Company solicited the consent (the "Consent Solicitation") of the holders of at least a majority in principal amount (the "Requisite Consents") of the Company's 8% Convertible Subordinated Debentures due 2015 (the "Convertible Debentures") to amend a certain provision of the indenture (the "Indenture") governing the Convertible Debentures permitting the holders to require the Company to repurchase the Convertible Debentures if any person acquires beneficial ownership of 75% or more of the voting control of the Company (the "Change of Control Provision").

  On February 23, 1998, the Consent Solicitation expired. In the Consent Solicitation, the Company received the consent of $105,937,000 aggregate principal amount of the outstanding Convertible Debentures, representing approximately 92.1% of the outstanding principal amount of the Convertible Debentures, to amend the Change of Control Provision. On February 23, 1998, the Company and The Chase Manhattan Bank as Trustee, executed a Supplemental Indenture (the "Supplemental Indenture"), which amended the Indenture to exempt acquisitions by Vivendi or any of its Affiliates (as defined therein) of voting power equal to or greater than 75% from the application of the Change of Control Provision. Following the execution of the Supplemental Indenture and pursuant to the terms of the Consent Solicitation, the Company made an aggregate payment of approximately $0.5 million to holders of Convertible Debentures who provided their consents.

 Charter Amendment

  In connection with the Rights Offering, on January 26, 1998, the Board of Directors of the Company adopted a resolution setting forth proposed amendments to the Restated Certificate of Incorporation of the Company (the "Charter Amendment"). On February 6, 1998, Vivendi and VNA, beneficial owners as of such date of an aggregate of approximately 72.2% of the outstanding Class A Common Stock and voting power of

                              AQUA ALLIANCE INC.

the Company, provided their written consent to the Charter Amendment. The consent of Vivendi and VNA was sufficient to adopt the Charter Amendment without any further vote of the Company's stockholders. On March 2, 1998, the Company filed a certificate of amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware which increased the number of shares of Class A Common Stock that the Company is authorized to issue from 95,000,000 shares to 255,000,000 shares. The Charter Amendment became effective upon such filing.

  Prior to the filing of the Charter Amendment, the Company had authorized for issuance 100,000,000 shares of common stock, par value $.001 per share, of which 95,000,000 shares were shares of Class A Common Stock and 5,000,000 shares were shares of its Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). The terms of the Class B Common Stock and the Class A Common Stock are identical in all respects except that the Class B Common Stock is not entitled to vote. Following the filing of the Charter Amendment, the Company is authorized to issue 260,000,000 shares of common stock, par value $.001 per share, of which 255,000,000 shares are shares of Class A Common Stock and 5,000,000 shares are shares of Class B Common Stock. The Company's Bank Credit Facility currently prohibits dividend payments. (See
Note 7.)

(5) RESEARCH-COTTRELL

  On December 2, 1997, as part of the implementation of its revised business strategy, the Company announced that it would divest its Research-Cottrell business segment which provides air pollution control technologies and services.

  On June 6, 1998, the Company entered into an agreement with Hamon & Cie ("Hamon"), pursuant to which Hamon acquired substantially all assets (excluding certain contracts) and assumed substantially all liabilities (excluding certain contracts, employee benefits and insurance liabilities) related to the air pollution control operations of Research-Cottrell, Thermal Transfer Corporation and Custodis-Cottrell, including the stock of certain related European subsidiaries. The transaction closed on July 23, 1998, and the Company received $6.8 million. The final purchase price is expected to be $7.5 million after a $2.3 million payment to Hamon in August 1998 for the cash flows generated by the businesses during the closing period and including a $3.0 million deferred payment by Hamon due in July 2000. The $3.0 million deferred payment is subject to adjustment pursuant to possible indemnification in favor of Hamon under the agreement. Management does not expect any adjustment to the deferred payment at this time.

  During October 1998, the Company finalized the sale of two additional units of the air pollution control business (Flex-Kleen & KVB) in two separate transactions. The sale of these businesses which included the sale of substantially all of the assets of Flex-Kleen and the common stock of KVB was accomplished for a total value approximating $14.4 million, after taking into consideration certain post-closing price adjustments. In connection with the sale of KVB, the Company accepted $435,000 of notes payable due in installments through the year 2001.

  During 1998, the Company revised its estimated loss on disposal and recorded an additional $6.0 million charge. Although management believes that current provisions for the liquidation of Research-Cottrell are adequate, the estimated loss on disposal and losses through disposition may change in the near-term based on the final settlements relating to the sale of the Research-Cottrell operations, actual results through disposition and final resolution of any retained liabilities.

                              AQUA ALLIANCE INC.

  Summarized balance sheet data of Research-Cottrell, as of October 31, 1998, and October 31, 1997, is as follows (in thousands):

                                                                  1998   1997
                                                                 ------ -------
   Current assets............................................... $4,431 $44,441
   Current liabilities..........................................  3,513  45,617
                                                                 ------ -------
   Net current assets (liabilities).............................    918  (1,176)
                                                                 ------ -------
   Goodwill.....................................................  2,000  20,383
   Property, plant and equipment and other......................    409   4,069
                                                                 ------ -------
   Net non-current assets.......................................  2,409  24,452
                                                                 ------ -------
   Net carrying value........................................... $3,327 $23,276
                                                                 ====== =======

  The current assets consist primarily of accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and inventories. The current liabilities consist primarily of accounts payable, accrued expenses and billings in excess of costs and estimated earnings on uncompleted contracts. In addition to the above amounts are estimated retained liabilities of $20,011,000 related to the estimated losses through disposition, certain warranty, litigation, lease and other obligations which are included in accrued expenses at October 31, 1998.

  Summarized operations data of Research-Cottrell, for the years ended October 31, 1998, 1997, and 1996 is as follows (in thousands):

                                                  1998      1997       1996
                                                 -------  ---------  --------
   Sales........................................ $95,674  $ 173,140  $219,008
   Costs and expenses...........................  95,974    211,400   206,910
   Depreciation and amortization................     987      5,101     6,032
                                                 -------  ---------  --------
   Operating income (loss)......................  (1,287)   (43,361)    6,066
   Non-operating income (expense)...............   1,287       (854)      550
                                                 -------  ---------  --------
   Income (loss) before taxes and loss on
    disposal....................................     --     (44,215)    6,616
   Income taxes.................................     --        (639)     (828)
                                                 -------  ---------  --------
   Income (loss) on operations..................     --     (44,854)    5,788
   Loss on disposal.............................  (6,000)   (63,900)      --
                                                 -------  ---------  --------
   Income (loss) from discontinued operations... $(6,000) $(108,754) $  5,788
                                                 =======  =========  ========

  Also included in the Company's consolidated balance sheets are the net assets of the discontinued asbestos abatement operations which amounted to $830,000 and $585,000 at October 31, 1998 and 1997, respectively.

(6) INVESTMENTS IN ENVIRONMENTAL TREATMENT FACILITIES

  In prior years the Company designed and constructed environmental treatment facilities for certain governmental entities (the "Entities"). The cost of these facilities was primarily funded through the issuance of tax-exempt Industrial Revenue Bonds by the Entities, the proceeds of which were loaned to the Company. The Entities have entered into long-term service agreements with the Company which transfer to them substantially all risks of ownership and which will generate sufficient revenues to service the debt and return the Company's investment. Accordingly, these transactions have been accounted for as sales-type leases. Consistent with the definition of a legal right of offset (the related agreements provide for a net settlement of the obligations between

                              AQUA ALLIANCE INC.

the parties, and the revenues referred to above are legally assigned to payment of debt service), neither the facilities nor the associated nonrecourse debt (approximately $27,135,000 and $28,575,000 at October 31, 1998 and 1997, respectively) is reflected in the accompanying consolidated balance sheets. These agreements provide for various performance guarantees by the Company. Management believes that the Company will continue to maintain the stipulated performance guarantees.

  The net investment in these sales-type leases consists of the following at October 31, 1998 and 1997, respectively (in thousands):

                                                             1998      1997
                                                           --------  --------
   Future minimum lease payments.......................... $ 33,905  $ 35,804
   Expected residual value (unguaranteed).................    9,354     9,354
   Unearned income........................................   (4,094)   (4,607)
                                                           --------  --------
   Net investment in leases...............................   39,165    40,551
   Offset--nonrecourse debt, net of available funds in
    hands of trustee......................................  (22,176)  (23,933)
                                                           --------  --------
   Net investment in leases...............................   16,989    16,618
   Facility enhancements, net of depreciation.............    4,662     5,199
                                                           --------  --------
   Investments in environmental treatment facilities...... $ 21,651  $ 21,817
                                                           ========  ========

  The expected residual value is considered a significant estimate which is subject to change.

  At October 31, 1998, minimum lease payments to be received, net of executory costs for each of the five succeeding fiscal years, are $2,087,000, $2,199,000, $2,325,000, $2,455,000 and $2,590,000.

(7) FINANCING ARRANGEMENTS:

  Since 1996, the Company has maintained a $60.0 million seven-year revolving credit facility with VNA which was to mature on August 2, 2003. As of October 31, 1997, the Company's borrowings under the facility totaled $60.0 million. These borrowings were repaid in full on March 4, 1998 with a portion of the gross proceeds from the Rights Offering previously discussed, and the facility was terminated. Interest on the facility was charged at LIBOR plus 0.6%. Interest expense related to this facility was $1,293,000, $3,686,000 and $714,000 for the years ended October 31, 1998, 1997 and 1996, respectively.

  The Company also maintains a senior secured bank credit facility (the "Bank Credit Facility"), dated as of March 10, 1995, with Societe Generale, New York Branch ("Societe Generale"). As of October 31, 1998, the Company had no borrowings under the Bank Credit Facility and outstanding letters of credit under the Bank Credit Facility totaled $19.0 million (unused capacity of $51.0 million subsequently reduced to $31.0 million). The Bank Credit Facility was decreased, at the Company's request, from $70.0 million to $50.0 million as of December 12, 1998.

  As of December 12, 1997, the configuration and structure of the Bank Credit Facility was revised. Societe Generale purchased and assumed from all of the other lending banks under the Bank Credit Facility all of such banks' rights and obligations under the Bank Credit Facility, becoming the sole lending bank thereunder. In addition, the Company and Societe Generale, entered into an amendment to extend the Bank Credit Facility until December 11, 1998. The amendment waived the Company's compliance with certain covenants and amended others. As of December 12, 1998, the Company entered into an agreement with Societe Generale for a short-term extension of the facility and continued the waiver of the Company's compliance with certain covenants of the Bank Credit Facility until a longer-term extension was developed. As of January 12, 1999, Societe Generale

                              AQUA ALLIANCE INC.

advised the Company of the extension of the existing Bank Credit Facility, subject to execution of legal documentation, to December 11, 1999. It is expected that there will be no significant changes in the terms and conditions contained in the Bank Credit Facility extension and that the waivers and amendments previously provided to the Company with regard to certain financial covenants would be continued. It is management's intent to renegotiate the terms of the existing facility prior to its maturity in order to replace it with a longer-term facility.

  The Bank Credit Facility is primarily designed to finance working capital requirements, subject to certain limitations, and provide for the issuance of letters of credit, and is secured by a first security interest in substantially all of the assets of the Company. Of the total commitment, borrowings are limited to the lesser of $50 million or the sum of a percentage of certain eligible receivables, inventories, net property, plant and equipment and costs and estimated earnings in excess of billings, and bear interest at LIBOR plus 1.25% or at a defined bank rate approximating prime (8.0% at October 31, 1998). The Bank Credit Facility also allows for certain additional borrowings, including, among other things, project financing and foreign borrowing facilities, subject to limitations, and contains certain financial and other restrictive covenants, including, among other things, the maintenance of certain financial ratios, and restrictions on the incurrence of additional indebtedness, acquisitions, the sale of assets, the payment of dividends and the repurchase of subordinated debt. In addition, the related agreement requires Vivendi to maintain its support of the Company, including a minimum 48% voting equity ownership interest in the Company and its right to designate at least 48% of the Company's Board of Directors, as well as to appoint the Chief Executive Officer and the Chief Financial Officer of the Company. The Company compensates Vivendi for its support in an amount equal to 0.95% per annum of the outstanding commitment of its credit facilities ($0.9 million and $1.2 million for the years ended October 31, 1998 and 1997, respectively).

  The gross amount of proceeds from and repayments of working capital borrowings under these credit facilities consists of the following (in thousands):

                                                         1998     1997    1996
                                                       --------  -------  -----
   Borrowings......................................... $ 12,800  $ 1,171  $ 729
   Repayment..........................................  (75,800)  (1,169)  (711)
                                                       --------  -------  -----
   Net................................................ $(63,000) $     2  $  18
                                                       ========  =======  =====

                              AQUA ALLIANCE INC.

(8) LONG-TERM DEBT

  The Company's long-term debt consists of the following at October 31, 1998 and 1997, respectively (in thousands):

                                                              1998      1997
                                                            --------  --------
   Term loan from Vivendi.................................. $    --   $125,000
   Convertible Subordinated Debentures due May 15, 2015....  115,000   115,000
   VNA credit facility (Note 7)............................      --     60,000
   Bank Credit Facility (Note 7)...........................      --      3,000
   Note due July 1, 2007 at 8.5%...........................    2,995     3,095
   Real estate mortgage loans at 8.75%.....................    1,853     2,148
                                                            --------  --------
                                                             119,848   308,243
   Less current installments of long-term debt.............     (443)     (398)
                                                            --------  --------
   Long-term debt.......................................... $119,405  $307,845
                                                            ========  ========

  As of October 31, 1997, the Company had outstanding a $125 million term loan from Vivendi as an unsecured facility bearing interest at a rate based upon one, two, three or six-month LIBOR, as selected by the Company, plus 1.25%, which had a final maturity of June 15, 2001. The term loan contained certain financial and other restrictive covenants with respect to the Company relating to, among other things, the maintenance of certain financial ratios, and restrictions on the sale of assets and the payment of dividends on or the redemption, repurchase, acquisition or retirement of securities of the Company or its subsidiaries. Interest expense related to this term loan was $3,059,000, $8,715,000, and $8,884,000 during the years ended October 31,
1998, 1997 and 1996, respectively. The Company repaid this loan in full on March 4, 1998, with a portion of the gross proceeds from the Rights Offering previously discussed and concurrently terminated the facility.

  Interest on the Convertible Debentures is payable semi-annually at 8.0%. The Convertible Debentures are redeemable in whole or in part at the option of the Company at any time, at a redemption price of 101.60% of the principal amount as of October 31, 1998, reducing to 100% of the principal amount on May 15, 2000, together with accrued interest to the redemption date. The Convertible Debentures require equal annual sinking fund payments beginning May 15, 2000, which are calculated to retire 75% of the Convertible Debentures prior to maturity. The Convertible Debentures are convertible into shares of Class A Common Stock at a conversion price of $30.00 per share subject to adjustments as defined. (See Note 4.)

  At October 31, 1998, the aggregate maturities of long-term debt for each of the five succeeding fiscal years and thereafter are approximately $0.4 million, $6.2 million, $6.3 million, $6.3 million, $6.3 million, and $94.3 million.

(9) STOCK OPTION AND PURCHASE PLANS

  Under the Company's employee stock purchase plan (the "Stock Purchase Plan"), officers and other key employees may be granted the right to purchase up to 1,000,000 shares of the Company's Class A Common Stock. The Compensation and Stock Option Committee of the Board of Directors determines the purchase price of shares issuable under the Stock Purchase Plan. At each of October 31, 1998, 1997 and 1996, approximately 232,000 shares of Class A Common Stock were available for grant under the Stock Purchase Plan.

  The Company established a stock incentive plan (the "Plan") in 1996 under which stock options and awards may be granted to purchase shares of common stock of the Company. The Plan authorizes the granting of stock options and restricted stock awards for up to an aggregate of 1,000,000 shares of Class A Common

                              AQUA ALLIANCE INC.

Stock of the Company plus shares remaining available for award under the prior plan established in 1989. In addition, during 1996 the Company instituted a "Fresh Start" option program under which employees could relinquish their rights under outstanding options (at exercise prices ranging from $11.75 to $29.43) and receive a new option at $8.00 per share as adjusted using a Black-Scholes pricing model. Under this program, options to purchase 996,737 shares were forfeited and options to purchase 447,291 shares were granted. The following is a summary of certain information pertaining to options under the Plan, all of which were granted at the fair market value.

                                               1998        1997        1996
                                            ----------  ----------  -----------
Outstanding
  Beginning of year........................  1,207,334   1,711,331    1,985,120
  Granted..................................  1,651,500      60,000      999,177
  Exercised................................        --          --        (1,250)
  Forfeited................................   (432,982)   (563,997)  (1,271,716)
                                            ----------  ----------  -----------
Outstanding
  End of year..............................  2,425,852   1,207,334    1,711,331
                                            ==========  ==========  ===========
At October 31
  Exercisable..............................    919,479     934,910      887,952
  Available for grant......................  1,324,643   2,543,161    2,039,164
Outstanding Option price per share:
  Weighted average......................... $     4.30  $     7.91  $      8.16
  Range.................................... $     2.00  $     4.31  $      4.25
                                                to          to          to
                                            $    28.57  $    28.57  $     28.57
Exercised Option price per share:.......... $      --   $      --   $      6.00

  As permitted under generally accepted accounting principles, grants under the Plan are accounted for following APB Opinion No. 25 and related interpretations, and accordingly no compensation cost has been recognized in the financial statements. Had compensation cost for the Plan been determined based on the grant date fair values of award (the method described in FASB statement No. 123), the reported net loss would have been increased to $50,503,000, $161,671,000 and $6,427,000 in the years ended October 31, 1998,
1997, and 1996, respectively and the loss per common share after preferred stock dividend would have been unchanged for the year ended October 31, 1998 and would have been increased to $5.15, and $0.30 in the years ended October, 1997, and 1996, respectively. In determining the pro forma amounts referred to above, the fair value of each grant is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for grants: zero dividend rate for 1998, 1997 and 1996, price volatility of 60% for 1998 and 44% for both 1997 and 1996, expected lives of seven years for 1998 and eight years for 1997 and 1996, and risk free interest rates of 5.8%, 6.0%, and 6.3% in 1998, 1997, and 1996, respectively.

(10) BENEFIT PLANS

  The Company has various retiree benefit plans, the most significant of which are as follows:

  The Company maintains savings and retirement plans in which the Company matches a fixed percentage of each employee's contribution up to a maximum of 4% of such employee's compensation. One plan also provides for annual discretionary Company contributions which are fixed by the Board of Directors based on the performance of the applicable employee group for certain eligible employees. The expense charged to continuing operations applicable to these plans was approximately $2,900,000, $1,700,000 and $2,200,000 for the years ended October 31, 1998, 1997 and 1996, respectively.

                              AQUA ALLIANCE INC.

  The Company maintains defined benefit plans which cover certain active and retired employees, including substantially all of its eligible employees within the PSG operating segment. The pension costs related to these plans were determined by actuarial valuations and assumptions (including discount rates at 7.5%) and approximated $1,600,000, $1,500,000 and $1,300,000 for the years ended October 31, 1998, 1997 and 1996, respectively. The accrued pension liabilities were approximately $3,700,000, $2,800,000 and $2,800,000 at October 31, 1998, 1997 and 1996, respectively.

(11) INVESTMENTS IN JOINT VENTURES

  The Company, in the normal conduct of its subsidiaries' businesses, has entered into certain partnership arrangements, referred to as "joint ventures." The joint ventures operate primarily in the water and wastewater engineering industry. The joint venture activities typically include engineering, design and/or construction management services. Certain joint ventures are also involved in program management of construction activities. A separate joint venture is established with respect to each such project. The joint venture arrangements generally commit each partner to supply a predetermined proportion of the engineering labor and capital, and provide each partner a predetermined proportion of income or loss. The Company is jointly and severally liable for the obligations of the joint ventures and has rights to the assets in proportion to its share of ownership. Each joint venture is terminated upon the completion of the underlying project.

  The Company's investment in joint ventures (included in other assets) amounted to $489,000 and $2,775,000 at October 31, 1998 and 1997,
respectively. In addition, the Company had receivables from the joint ventures totaling $2,221,000 and $2,581,000 at October 31, 1998 and 1997, respectively, related to current services provided by the Company to the joint ventures. The Company's share of its joint venture income (loss) amounted to $(4,883,000), $(25,000) and $1,127,000 during the years ended October 31, 1998, 1997 and 1996, respectively.

(12) PUERTO RICO

  In September 1995 PSG's wholly-owned subsidiary PS Group of Puerto Rico
(PSG), Inc. ("PSG Puerto Rico") commenced operations under a five year agreement with the Puerto Rico Water and Sewer Authority ("PRASA"), a public corporation of the Commonwealth of Puerto Rico, providing for the operation, management, repair and maintenance of Puerto Rico's water and sewage treatment system. The PRASA system serves the 3.8 million residents of Puerto Rico. Pursuant to the terms of the contract, PSG Puerto Rico manages 69 wastewater plants, 128 water treatment plants and related collection and distribution systems and pumping stations in Puerto Rico. During the term of this contract PRASA and the Company have disputed certain costs paid or incurred by the Company on behalf of PRASA and the payment of certain related power costs due to the Puerto Rico Electric Power Authority ("PREPA") by the Company. As a result, at October 31, 1997 the Company had $34.3 million of these unreimbursed costs outstanding and amounts payable to PREPA totaling $33.2 million. In June 1998, the Company entered into an agreement which addressed the issues relating to unreimbursed costs, settled any disputed items through February 1998 and developed procedures to minimize the potential build-up of these costs in the future. Concurrently, the Company collected $9.6 million in settlement of prior claims and costs in question and used these proceeds to reduce its obligations to PREPA. On September 15, 1998, the Company and a Vivendi subsidiary executed a replacement contract, which amended and restated the original contract, with PRASA for a term of approximately three years beginning September 15, 1998. The Company has agreed to function as the agent of Vivendi's water subsidiary for operations under the new contract through a Puerto Rico subsidiary of the Company. In addition, among the other terms of the contract, the Company, Vivendi and PRASA agreed to an increase in the scope and fee structure of the original contract. PRASA has an option to terminate the contract after two years with ninety-days written notice. Management expects that the contract with PRASA will not be prematurely cancelled by PRASA but will remain in effect

                              AQUA ALLIANCE INC.

through its extended term, August 31, 2001. As of October 31, 1998, the Company's contract with PRASA accounted for 39% and 24% of PSG and total Company sales respectively and approximately 41% of the Company's total reimbursable costs. Revenues under the new contract are expected to reach approximately $125 million per year. As of October 31,1998, PSG had receivables of $45.7 million due from PRASA, including amounts for certain reimbursable costs, which are expected to be collected in fiscal 1999, and had amounts payable to PREPA totaling $35.3 million.

  Additionally, the PRASA employees who operate the PRASA facilities are subject to a collective bargaining agreement which expired in June 1998. The Company is currently negotiating a new collective bargaining agreement.

(13) BUSINESS SEGMENTS

  Through October 31, 1998, the Company's operations may be categorized in three business segments:

  Professional Services Group provides complete services for the operation, maintenance and management of treatment facilities in the various water and wastewater and sludge and biosolids waste management markets. Sales are primarily to municipal government agencies, including sales under its contract with PRASA representing 39% of total segment sales in each of the years 1998, 1997 and 1996. In addition, total receivables due from PRASA for certain reimbursable costs were $45.7 million and $34.3 million at October 31, 1998 and 1997, respectively. (See Note 12).

  Metcalf & Eddy provides a comprehensive range of water related services, including treatment process design and on-site and off-site remediation of environmental contamination. Sales to federal, state and municipal governmental agencies approximated 73% of M&E's sales for the year ended October 31, 1998, compared to 80% for both years ended October 31, 1997, and 1996.

  Research-Cottrell provides air pollution control technologies and services. As discussed in Note 5, the Company's Board of Directors has decided to divest this segment.

  Sales to the federal government represented approximately 10%, 10%, and 15% of consolidated sales in the years ended October 31, 1998, 1997, and 1996, respectively. Sales between segments are included within the segment recording the sales transaction and eliminated for consolidation purposes. Unallocated corporate expenses includes administrative costs not allocable to a specific segment. Identifiable assets are those assets used by each segment in its operation. Corporate assets primarily include cash, fixed assets, net assets from discontinued operations and deferred debt issuance costs. Sales and identifiable assets of foreign operations as of and for the years ended October 31, 1998, 1997, and 1996 were less than 10% of the consolidated assets and sales.

                               AQUA ALLIANCE INC.

  Information by business segment is as follows (in thousands):

                                  Metcalf   Research-       Unallocated
                           PSG     & Eddy   Cottrell  Other  Corporate  Eliminations Consolidated
                         -------- --------  --------- ----- ----------- ------------ ------------
For the year ended
 October 31, 1998:
 Sales.................. $271,512 $176,007  $    --   $--    $    --      $(2,400)     $445,119
 Costs and expenses.....  257,845  188,330       --    --       4,341      (2,400)      448,116
 Depreciation and
  amortization..........    5,439    7,156       --    --         515         --         13,110
                         -------- --------  --------  ----   --------     -------      --------
Operating income
 (loss)................. $  8,228 $(19,479) $    --   $--    $ (4,856)    $   --       $(16,107)
                         ======== ========  ========  ====   ========     =======      ========
Identifiable assets as
 of October 31, 1998.... $166,491 $148,555  $  3,810  $--    $ 40,496     $   --       $359,352
                         ======== ========  ========  ====   ========     =======      ========
Capital expenditures.... $  1,247 $  2,818  $    --   $--    $     17     $   --       $  4,082
                         ======== ========  ========  ====   ========     =======      ========
Depreciation............ $  2,467 $  3,767  $    --   $--    $    379     $   --       $  6,613
                         ======== ========  ========  ====   ========     =======      ========
For the year ended
 October 31, 1997:
 Sales.................. $271,650 $186,490  $    --   $--    $    --      $(1,765)     $456,375
 Costs and expenses.....  261,707  192,936       --    --      13,450      (1,765)      466,328
 Depreciation and
  amortization..........    8,119    8,227       --    --         515         --         16,861
                         -------- --------  --------  ----   --------     -------      --------
Operating income
 (loss)................. $  1,824 $(14,673) $    --   $--    $(13,965)    $   --       $(26,814)
                         ======== ========  ========  ====   ========     =======      ========
Identifiable assets as
 of October 31, 1997.... $173,041 $165,794  $ 24,452  $ 88   $ 19,690     $   --       $383,065
                         ======== ========  ========  ====   ========     =======      ========
Capital expenditures.... $  2,448 $  2,479  $    --   $--    $     22     $   --       $  4,949
                         ======== ========  ========  ====   ========     =======      ========
Depreciation............ $  1,676 $  4,785  $    --   $--    $    378     $   --       $  6,839
                         ======== ========  ========  ====   ========     =======      ========
For the year ended
 October 31, 1996:
 Sales.................. $270,640 $215,358  $    --   $--    $    --      $(3,907)     $482,091
 Costs and expenses.....  255,882  195,745       --    --       8,720      (3,907)      456,440
 Depreciation and
  amortization..........    7,335    6,223       --    --         425         --         13,983
                         -------- --------  --------  ----   --------     -------      --------
Operating income
 (loss)................. $  7,423 $ 13,390  $    --   $--    $ (9,145)    $   --       $ 11,668
                         ======== ========  ========  ====   ========     =======      ========
Identifiable assets as
 of October 31, 1996.... $157,566 $188,403  $124,465  $154   $ 25,770     $   --       $496,358
                         ======== ========  ========  ====   ========     =======      ========
Capital expenditures.... $  2,520 $  3,604  $    --   $--    $    152     $   --       $  6,276
                         ======== ========  ========  ====   ========     =======      ========
Depreciation............ $  1,703 $  3,083  $    --   $--    $    406     $   --       $  5,192
                         ======== ========  ========  ====   ========     =======      ========

                              AQUA ALLIANCE INC.

(14) INCOME TAXES

  At October 31, 1998, the Company had a net deferred tax asset of $155,600,000 which has been fully reserved by a valuation allowance. The deferred tax asset is comprised of the tax effects of net operating losses of $135,660,000, receivable reserves of $3,420,000 accruals not yet deductible of $18,724,000, and other assets of $1,064,000. A deferred tax liability is comprised of fixed assets depreciation of $2,508,000 and inventory reserves of $760,000. At October 31, 1998, the Company had tax loss carryforwards of approximately $357,000,000. Such carryforwards expire through 2018.

  Loss from continuing operations before income taxes during the years ended October 31, 1998, 1997 and 1996, respectively, from the United States was $(31,436,000), $(51,131,000) and $(9,041,000) and from foreign jurisdictions was $(334,000), $(182,000) and $(3,261,000). The provision (benefit) for income taxes during the years ended October 31, 1998, 1997, and 1996, respectively, included foreign taxes of $310,000, $185,000 and $(1,071,000) and state taxes of $789,000, $329,000 and $(175,000). The difference between the income tax provision (benefit) computed by applying the statutory U.S. federal income tax rate to the pretax loss from continuing operations and the actual tax provision (benefit) is as follows (in thousands):

                                                     1998      1997     1996
                                                   --------  --------  -------
   Statutory U.S. federal benefit................. $(11,120) $(17,960) $(4,306)
   State and local taxes net......................      513       214     (114)
   Goodwill and other.............................    4,774     2,709    2,634
   Net operating loss.............................    6,505    15,302      470
   Foreign operations.............................      427       249       70
                                                   --------  --------  -------
                                                   $  1,099  $    514  $(1,246)
                                                   ========  ========  =======

(15) COMMITMENTS AND CONTINGENCIES

 DOJ Investigation

  In connection with a broad investigation by the U.S. Department of Justice (the "DOJ") into alleged illegal payments by various persons to members of the Houston City Council, the Company's subsidiary, PSG, received a federal grand jury subpoena on May 31, 1996, requesting documents regarding certain PSG consultants and representatives who had been retained by PSG to assist it in advising the City of Houston regarding the benefits that could result from the privatization of Houston's water and wastewater system (the "DOJ Investigation"). PSG has cooperated and continues to cooperate with the DOJ which has informed the Company that it is reviewing transactions among PSG and its consultants. The Company promptly initiated its own independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. In the course of its ongoing investigation, the Company became aware of questionable financial transactions with third parties and payments to certain PSG consultants and other individuals, the nature of which requires further investigation. The Company has brought these matters to the attention of the DOJ and continues to cooperate fully with its investigation. No charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or other government authority. However, since the government's investigation is still underway and is conducted largely in secret, no assurance can be given as to whether the government authorities will ultimately determine to bring charges or assert claims resulting from this investigation that could implicate or reflect adversely upon or otherwise have a material adverse effect on the financial position or results of operations of PSG or the Company taken as a whole.

                              AQUA ALLIANCE INC.

 Bremerton Litigation

  The City of Bremerton, Washington brought a contribution and contract action against Metcalf & Eddy Services, Inc. ("M&E Services"), the operator of a City-owned wastewater treatment plant from 1987 until late 1995. The action arises from two prior lawsuits against the City for alleged odor nuisances brought by two groups of homeowners neighboring the plant. In the first homeowners' suit, the City paid $4.3 million in cash and approximately $5 million for odor control technology to settle the case. M&E Services understands the odor control measures generally have been successful and the odors have been reduced as a result. M&E Services was not a party to the first homeowners' suit, which has been dismissed with prejudice as to all parties. In the settlement of the second homeowners' case, the City of Bremerton paid the homeowners $2.9 million, and M&E Services contributed $0.6 million to the settlement without admitting liability. All claims raised by the homeowners in the second suit have been resolved. All claims by and between M&E Services and the City in the second homeowners' suit were expressly reserved.

  At trial, which commenced on March 2, 1998, the City sought to recover the amounts it expended on the two settlements, damages for M&E Services' alleged substandard operation of the plant, and attorney's fees. The damages claimed exceeded $14 million. On April 22, 1998, the jury returned a verdict against M&E Services and in favor of the City in the net amount of approximately $0.6 million. After considering various motions by the City challenging the verdict and its amount, on June 26, 1998, the trial court entered final judgement against M&E Services and in favor of the City in the net amount of approximately $0.75 million. Both sides have appealed. The appellate court could increase or decrease the judgement by $2.0 million or more or remand the case for a new trail. No assurances can be given that, as a result of further court proceedings, an adverse judgement would not have a material adverse effect on the financial position or results of the Company.

 Belgium Litigation

  On October 14, 1997, Research-Cottrell, Inc. (now known as AWT Air Company, Inc.) and its subsidiary, Research-Cottrell Belgium, S.A. (now known as AWT Air Company (Belgium) S.A.) ("AWT Belgium") were named in a lawsuit by N.V. Seghers Engineering ("Seghers") filed in the Commercial Court in Mechelen, Belgium. Seghers is AWT Belgium's joint venture partner on two large pollution control projects. The suit claims damages of approximately $13 million allegedly resulting from AWT Belgium's breach of contract and substandard performance. Damages claimed in the lawsuit consist not only of Seghers' alleged cost to repair the AWT Belgium equipment, but also lost profits, damages to business reputation, theft of employees (AWT Belgium hired two former Seghers employees), increased costs arising out of the failure to gain timely acceptance of the two plants, excessive payments to AWT Belgium due to alleged unfair pricing practices by AWT Belgium and other miscellaneous interest charges and costs. Seghers has also filed a suit in Belgium against AWT Belgium, Hamon Research-Cottrell (Belgium) S.A., the purchaser of AWT Belgium's assets, and related entities, claiming that the sale of AWT Belgium would operate as a fraud and deprive Seghers of its rightful recovery in the litigation. The cases involve complex technical and legal issues and are in their early stages. Nevertheless, the Company denies liability to Seghers and, based upon the information currently available, believes Seghers' claimed damages are grossly inflated. In addition, the Company believes it has counterclaims based upon Seghers' breaches of contract.

 U.S. Attorney's Office Investigation

  The United States Attorney's Office (the "U.S. Attorney's Office") in Boston, Massachusetts is conducting an investigation of certain entertainment and travel payments allegedly made to Egyptian officials between 1994 and 1996 by the Company's subsidiary, Metcalf & Eddy International, Inc. (which was merged into its parent, Metcalf & Eddy, Inc.), while Metcalf & Eddy International, Inc. was performing services in Egypt pursuant to contracts with the United Stages Agency for International Development. M&E has cooperated and continues to

                              AQUA ALLIANCE INC.

cooperate fully with the U.S. Attorney's Office. No charges of wrongdoing have been brought against M&E or any M&E executive or employee by any grand jury or other government authority. To date, the government has advised M&E that it has made no decision as to how it will proceed.

 Other Matters

  The Company and its subsidiaries are parties to various other legal actions and government audits arising in the normal course of their businesses, some of which involve claims for substantial sums. The Company believes that the disposition of such actions and audits, individually or in the aggregate, will not have an adverse effect on the consolidated financial position or results of operations of the Company taken as a whole. Moreover, as a general matter, providers of services similar to those provided by the Company may be subject to lawsuits alleging negligence or other similar claims and environmental liabilities, which may involve claims for substantial damages. Damages assessed in connection with and the costs of defending any such actions could be substantial. The Company's management believes that the levels of insurance coverage are adequate to cover currently estimated exposures. Although the Company believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that the Company will be able to obtain such coverage or will be able to do so at an acceptable cost or that the Company will not incur significant liabilities in excess of policy limits.

  The Company and its subsidiaries are obligated under various leases for office and warehouse facilities and certain machinery, equipment and fixtures. Lease terms range from under one year to ten years. Certain leases have renewal or escalation clauses or both. Certain equipment leases have purchase options. During November 1997, the Company exercised a cancellation clause for one of its leased facilities which required an immediate cash payment of $0.4 million. Total rent expense in the periods ended October 31, 1998, 1997 and 1996 was $13.3 million, $16.9 million, and $17.1 million, respectively. At October 31, 1998, minimum rental commitments under all noncancellable leases for the five succeeding fiscal years, and thereafter, are $8.5 million, $7.9 million, $7.3 million, $6.4 million, $5.6 million and $6.3 million. These minimum rental commitments are net of noncancellable sub-leases for the four remaining fiscal years of $1.1 million, $1.1 million, $1.0 million and $0.3 million.

  The Company currently maintains various types of insurance, including workers' compensation, general and professional liability and property coverages and believes that it presently maintains adequate insurance coverages for all of its present operational activities. It has been both a Company policy and a requirement of many of its clients that the Company maintain certain types and limits of insurance coverage for the services and products it offers, provided that such types and limits can be obtained on commercially reasonable terms. In addition to existing coverages, the Company has been successful in obtaining commercially reasonable coverage for certain pollution risks, though coverage has been on a claims made rather than occurrence basis due to the professional nature of some of the Company's exposures. Claims made policies provide coverage to the Company only for claims reported during the policy period. The Company's general liability and other insurance policies have historically contained absolute pollution exclusions, brought about in large measure because of the insurance industry's adverse claims experience with environmental exposures. Accordingly, there can be no assurance that environmental exposures that may be incurred by the Company and its subsidiaries will continue to be covered by insurance, or that the limits currently provided or that may be obtained in the future will be sufficient to cover such exposures. A successful claim or claims in an amount in excess of the Company's insurance coverage or for which there is no coverage could have a material adverse effect on the Company.

  In connection with the sale of a manufacturing facility in prior years, the Company remains contingently liable as guarantor under $1.8 million of Industrial Revenue Bond financing.

                              AQUA ALLIANCE INC.

  The Company is often required to procure bid, performance and/or payment bonds from surety companies, particularly for clients in the public sector. A bid bond guarantees that the Company will enter an awarded contract at the price bid; a performance bond guarantees performance of the contract by Company; and a payment bond (which may or may not be issued in conjunction with a performance bond) secures the Company's payment obligations to its subcontractors and vendors under bonded contracts. The Company entered into an Agreement of Indemnity (the "Indemnity Agreement"), dated as of September 15, 1998, with the CIGNA Companies ("CIGNA"). Under the Indemnity Agreement, CIGNA, through any one or more of its companies, will provide bid, performance and/or payment bonds in support of the Company's client contractual requirements. The Indemnity Agreement requires no additional indemnity or guarantee other than that provided by Company. The Company also maintains a Master Surety Agreement (the "Master Agreement"), dated October 31, 1995, with United States Fidelity and Guaranty Company and certain of its affiliates (collectively "USF&G"). USF&G was recently acquired by the St. Paul Fire and Marine Insurance Company. Pursuant to the Master Agreement, USF&G has provided bid, performance and/or payment bonds in support of the Company's client contractual requirements. VNA has partially indemnified USF&G under the Master Agreement.

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for 1998 and 1997 is as follows (in thousands, except per share data):

                                             1998 By Quarter
                               ------------------------------------------------
                                First     Second    Third     Fourth     Year
                               --------  --------  --------  --------  --------
   Sales.....................  $110,274  $111,802  $105,708  $117,335  $445,119
                               --------  --------  --------  --------  --------
   Gross margin..............    14,413    13,958    16,190    10,821    55,382
                               --------  --------  --------  --------  --------
   Loss from continuing
    operations...............   (10,761)  (10,950)   (6,730)   (4,428)  (32,869)
                               --------  --------  --------  --------  --------
   Loss from discontinued
    operations...............       --     (6,000)      --        --     (6,000)
                               --------  --------  --------  --------  --------
   Cumulative effect on prior
    years (to October 31,
    1997) of change in method
    of accounting for start-
    up costs (Note 2)........   (11,082)      --        --        --    (11,082)
                               --------  --------  --------  --------  --------
   Net loss..................  $(21,843) $(16,950) $ (6,730) $ (4,428) $(49,951)
                               ========  ========  ========  ========  ========
   Loss per common share
    after preferred stock
    dividend:
     Continuing operations...  $   (.32) $   (.08) $   (.04) $   (.02) $   (.24)
                               --------  --------  --------  --------  --------
     Discontinued
      operations.............       --       (.04)      --        --       (.05)
   Cumulative effect on prior
    years (to October 31,
    1997) of change in method
    of accounting for start-
    up costs (Note 2)........      (.34)      --        --        --       (.08)
                               --------  --------  --------  --------  --------
   Net loss..................  $   (.66) $   (.12) $   (.04) $   (.02) $   (.37)
                               ========  ========  ========  ========  ========

                              AQUA ALLIANCE INC.

                                            1997 By Quarter
                             -------------------------------------------------
                              First     Second    Third     Fourth     Year
                             --------  --------  --------  --------  ---------
   Sales...................  $106,637  $108,631  $110,828  $130,279  $ 456,375
                             --------  --------  --------  --------  ---------
   Gross margin............    17,170     7,522    21,371    24,739     70,802
                             --------  --------  --------  --------  ---------
   Loss from continuing
    operations.............    (9,792)  (33,304)   (2,024)   (6,707)   (51,827)
                             --------  --------  --------  --------  ---------
   Loss from discontinued
    operations.............    (2,738)  (30,682)   (2,766)  (72,568)  (108,754)
                             --------  --------  --------  --------  ---------
   Net loss................  $(12,530) $(63,986) $ (4,790) $(79,275) $(160,581)
                             ========  ========  ========  ========  =========
   Income (loss) per common
    share after preferred
    stock dividend:
     Continuing
      operations...........  $   (.33) $  (1.07) $   (.09) $   (.20) $   (1.72)
                             --------  --------  --------  --------  ---------
     Discontinued
      operations...........      (.09)     (.95)     (.09)    (2.27)     (3.40)
                             --------  --------  --------  --------  ---------
   Net loss................  $   (.42) $  (2.02) $   (.18) $  (2.47) $   (5.12)
                             ========  ========  ========  ========  =========

--------
Note a: Earnings (loss) per share for the full year is not necessarily the sum of the four quarters due to different average shares outstanding for each discrete period.

Note b: Significant charges affecting the comparability of the 1997 quarterly loss from continuing operations include a $1.7 million first quarter charge related to a cancellation penalty for a high cost leased facility; operating charges of $26.6 million reflected in the second quarter for professional fees related to marketing consultants and the DOJ investigation, increases to reserves for litigation, professional liability and certain project contingencies, increases to receivable reserves, equipment write-offs and other direct and indirect costs; a $3.2 million third quarter reduction in previously accrued discretionary and self-insured employee benefits; a fourth quarter $5.0 million asset impairment charge related to the Branchburg facility and a $0.8 million severance benefit related to the former chief executive officer.

Note c: Significant charges affecting the comparability of the 1997 quarterly loss from discontinued operations include a $25.0 million impairment charge primarily related to Ecodyne and KVB and operating charges of $4.0 million related to increases to Ecodyne receivable and Custodis warranty reserves both of which were reflected during the second quarter; third quarter operating charges of $2.3 million primarily related to higher than anticipated costs on a specific APCD project and increases to receivable and warranty reserves for R-C International partially off-set by a reduction of previously accrued discretionary and self-insured employee benefits; fourth quarter operating charges of $8.1 million related to additional increases to warranty reserves at R-C International, additional costs related to an APCD project and various other reserves for retained assets of businesses previously sold as well as an estimated loss on the disposal of the segment of $63.9 million.

Note d: Significant charges affecting the comparability of the 1998 fourth quarter loss from continuing operations include $4.2 million and $9.1 million of additional contract reserves for PSG and M&E, respectively; $4.6 million for potential claims and accounts receivable reserves; and $1.3 million for the closure of the Houston office. Partially offsetting these charges are the $3.0 million impairment recovery in the carrying value of the Branchburg building; a $2.3 million favorable settlement of a lawsuit related to discontinued operations; a $6.5 million recovery of prior period claims and costs, as well as a revised fee structure under the PRASA contract. Also, as a result of the Recapitalization, interest expense decreased by $3.8 million in the fourth quarter. The early adoption of SOP 98-5 resulted in a decrease in amortization expense of approximately $0.9 million in the fourth quarter. In the second quarter of 1998 the company recorded an additional $6.0 million change related to discontinued operations as more fully described in Note 5.

                      AIR & WATER TECHNOLOGIES CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                   As of April 30, 1998 and October 31, 1997
                       (In thousands, except share data)

                                                         April 30,  October 31,
                                                           1998        1997
                                                        ----------- -----------
                                                        (Unaudited)
                        ASSETS
Current Assets:
  Cash and cash equivalents............................  $  22,185   $  12,089
  Accounts receivable, less allowance for doubtful
   accounts............................................     69,832      76,681
  Costs and estimated earnings in excess of billings on
   uncompleted contracts...............................     36,459      33,557
  Inventories..........................................      1,791       1,893
  Prepaid expenses and other current assets............      8,351       4,460
  Net current assets of discontinued operations........      4,032         --
                                                         ---------   ---------
    Total current assets...............................    142,650     128,680
Property, plant and equipment, net.....................     11,034      13,388
Investments in environmental treatment facilities......     21,533      21,817
Goodwill, net..........................................    161,766     164,337
Other assets...........................................     29,030      30,391
Net non-current assets of discontinued operations......     18,145      24,452
                                                         ---------   ---------
    Total assets.......................................  $ 384,158   $ 383,065
                                                         =========   =========
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt...............  $     411   $     398
  Accounts payable.....................................     97,645      80,007
  Accrued expenses.....................................     83,133      86,681
  Billings in excess of costs and estimated earnings on
   uncompleted contracts...............................     14,719      15,320
  Income taxes payable.................................      1,601       1,485
  Net current liabilities of discontinued operations...        --          591
                                                         ---------   ---------
    Total current liabilities..........................    197,509     184,482
                                                         ---------   ---------
Long-term debt.........................................    119,686     307,845
                                                         ---------   ---------
Commitments and contingencies (Note 6)                         --          --
Stockholders' equity (deficit):
  Preferred stock, par value $.01, authorized 2,500,000
   shares; issued none as of April 30, 1998; issued
   1,200,000 shares, liquidation value $60,000, as of
   October 31, 1997....................................        --           12
  Common stock, par value $.001, authorized 260,000,000
   shares; issued 185,266,429 shares as of April
   30,1998; issued 32,109,156 shares as of October 31,
   1997................................................        185          32
  Additional paid-in capital...........................    631,603     427,036
  Accumulated deficit..................................  (564,748)   (535,214)
  Common stock in treasury, at cost....................       (108)       (108)
  Cumulative currency translation adjustment...........         31      (1,020)
                                                         ---------   ---------
    Total stockholders' equity (deficit)...............     66,963    (109,262)
                                                         ---------   ---------
    Total Liabilities and stockholders' equity
     (deficit).........................................  $ 384,158   $ 383,065
                                                         =========   =========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      AIR & WATER TECHNOLOGIES CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      For The Three and Six Month Periods
                         Ended April 30, 1998 and 1997
                     (In thousands, except per share data)
                                  (Unaudited)

                                         Three Months
                                             Ended         Six Months Ended
                                           April 30            April 30
                                       ------------------  ------------------
                                         1998      1997      1998      1997
                                       --------  --------  --------  --------
Sales................................. $111,802  $108,631  $222,076  $215,268
Cost of sales.........................   98,750   101,109   195,523   190,576
                                       --------  --------  --------  --------
    Gross margin......................   13,052     7,522    26,553    24,692
Selling, general and administrative
 expenses.............................   16,880    29,467    31,132    46,589
Depreciation and amortization.........    3,886     5,428     7,882     9,314
                                       --------  --------  --------  --------
    Operating loss from continuing
     operations.......................   (7,714)  (27,373)  (12,461)  (31,211)
Interest expense, net.................   (3,708)   (5,893)   (9,730)  (11,776)
Other income (expense), net...........     (165)       55      (824)        2
                                       --------  --------  --------  --------
    Loss from continuing operations
     before income taxes..............  (11,587)  (33,211)  (23,015)  (42,985)
Income tax expense....................     (269)      (93)     (514)     (111)
                                       --------  --------  --------  --------
    Loss from continuing operations...  (11,856)  (33,304)  (23,529)  (43,096)
Discontinued operations:
    Loss from discontinued segment....   (6,000)  (30,682)   (6,000)  (33,420)
                                       --------  --------  --------  --------
    Net loss..........................  (17,856)  (63,986)  (29,529)  (76,516)
Preferred stock dividend..............      --       (825)      --     (1,650)
                                       --------  --------  --------  --------
    Net loss applicable to common
     stockholders..................... $(17,856) $(64,811) $(29,529) $(78,166)
                                       ========  ========  ========  ========
Basic and diluted loss per common
 share (after preferred stock
 dividend):
    Continuing operations............. $   (.09) $  (1.07) $   (.27) $  (1.40)
    Discontinued operations...........     (.04)     (.95)     (.07)    (1.04)
                                       --------  --------  --------  --------
    Net loss.......................... $   (.13) $  (2.02) $   (.34) $  (2.44)
                                       ========  ========  ========  ========
    Weighted average number of shares
     outstanding......................  140,490    32,019    87,753    32,019
                                       ========  ========  ========  ========

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      AIR & WATER TECHNOLOGIES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            For the Six Month Periods Ended April 30, 1998 and 1997
                                 (In Thousands)
                                  (Unaudited)

                                                            Six Months Ended
                                                                April 30,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss.................................................. $(29,529) $(76,516)
 Adjustments to reconcile net loss to net cash used for
  continuing operations--Discontinued operations...........    6,000    33,420
   Depreciation and amortization...........................    7,882     9,314
   Other...................................................      380     2,156
   Changes in assets and liabilities, excluding effects of
    divestitures--(Increase) decrease in assets--
     Accounts receivable...................................    6,761       210
     Costs and estimated earnings in excess of billings on
      uncompleted contracts................................   (2,902)    8,827
     Inventories...........................................      102      (805)
     Prepaid expenses and other current assets.............   (3,785)     (257)
     Other assets..........................................      107     6,068
   Increase (decrease) in liabilities--
     Accounts payable......................................   17,670     4,586
     Accrued expenses......................................   (3,526)    6,384
     Billings in excess of costs and estimated earnings on
      uncompleted contracts................................     (601)        4
     Income taxes..........................................      177       527
                                                            --------  --------
      Net cash used for continuing operations..............   (1,264)   (6,082)
      Net cash provided by (used for) discontinued
       operations..........................................   (4,101)    6,559
      Net cash provided by (used for) operating
       activities..........................................   (5,365)      477
                                                            --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of equipment...........................      668       --
 Capital expenditures......................................   (1,383)   (3,183)
 Investment in environmental treatment facilities..........      139       234
 Start up costs and other..................................   (2,476)   (3,277)
 Discontinued operations...................................     (265)     (683)
                                                            --------  --------
      Net cash used for investing activities...............   (3,317)   (6,599)
                                                            --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock....................  208,025       --
 Payments of notes payable and long-term debt.............. (125,146)     (133)
 Net borrowings (repayments) under credit facilities.......  (63,000)    8,700
 Cash dividends paid on preferred stock....................      --     (1,650)
 Other.....................................................   (2,179)     (206)
 Discontinued operations...................................    1,078       580
                                                            --------  --------
      Net cash provided by financing activities............   18,778     7,291
                                                            --------  --------
      Net increase in cash and cash equivalents............   10,096     1,169
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.............   12,089    12,667
                                                            --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR................... $ 22,185  $ 13,836
                                                            ========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Cash paid for interest............................... $ 10,969  $ 11,389
                                                            ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     AIR & WATER TECHNOLOGIES CORPORATION

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) BASIS OF PRESENTATION

  The interim consolidated financial statements and the following notes should be read in conjunction with the notes to the Consolidated Financial Statements of Air & Water Technologies Corporation and its consolidated subsidiaries (the "Company" or "AWT"), which are included in its Annual Report on Form 10-K for the fiscal year ended October 31, 1997 filed with the Securities and Exchange Commission. The interim information reflects all adjustments, including normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the results for the interim period. Results for the interim period are not necessarily indicative of results to be expected for the full year.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Reclassifications

  Certain reclassifications have been made to the 1997 consolidated financial statements to conform to the 1998 interim presentation.

  Loss per share

  The Company's loss per share for the three and six month periods ended April 30, 1998 and 1997 has been calculated in accordance with the new Financial Accounting Standard No. 128 "Earnings Per Share". This statement requires that the Company report "basic" and "diluted" earnings per share instead of "primary" and "fully diluted" earnings per share previously as reported. The key difference is that "basic" earnings per share does not adjust for common stock equivalents. The adoption of this statement had no effect on the Company's per share data. The numerator and denominator for basic and diluted per share data are the same due to the antidilutive effects of the Company's common stock equivalents and convertible securities.

(3) RECAPITALIZATION

  Exchange

  On January 28, 1998, pursuant to the terms of the Recapitalization Agreement, dated as of September 24, 1997, as amended as of January 26, 1998 (the "Recapitalization Agreement"), among the Company, Vivendi (formerly named Compagnie Generale des Eaux, a French company and the Company's largest stockholder), and Vivendi's indirectly wholly-owned subsidiary, Anjou International Company, a Delaware corporation ("Anjou"), the Company exchanged (the "Exchange") the outstanding 1,200,000 shares of its 5 1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), held by Vivendi and its subsidiaries (representing all of the issued and outstanding shares of Series A Preferred Stock) for 34,285,714 shares of its Class A Common Stock, par value $.001 per share (the "Class A Common Stock"). The Series A Preferred Stock reacquired by the Company in the Exchange has been retired and is not available for reissuance. Immediately following the Exchange, Vivendi beneficially owned in the aggregate approximately 72.2% of the outstanding Class A Common Stock and voting power of the Company.

  The Company did not declare the September 30, 1997 and December 31, 1997 quarterly dividends aggregating $1,650,000 on the Series A Preferred Stock, all of which was held by Vivendi, due to its concerns over liquidity and the adequacy of its surplus. The dividends in arrears on the Series A Preferred Stock have not been paid and were extinguished pursuant to the Exchange.

  Rights Offering

  On January 26, 1998, the Board of Directors of the Company declared a dividend to holders of record of its Class A Common Stock as of the close of business on January 29, 1998 of 120,000,000 transferable subscription rights (the "Rights") which allowed Rights holders to subscribe for and purchase shares of its common stock and also allowed subscribers (other than Vivendi and Anjou) in the Rights Offering to receive transferable three-year warrants (the "Warrants") to purchase shares of Class A Common Stock (the "Rights Offering"). The terms of the Rights Offering are set forth in the Company's Prospectus dated January 30, 1998.

  The Rights Offering expired on March 4, 1998. In the Rights Offering, 98,160,427 Rights were exercised to purchase 99,840,089 shares of Class A Common Stock, of which 1,679,662 shares were purchased pursuant to an oversubscription privilege. In accordance with the terms of the Recapitalization Agreement, Vivendi and Anjou each exercised its basic subscription privilege in full for an aggregate basic subscription of 86,682,816 shares of Class A Common Stock, and Vivendi subscribed for and purchased 19,031,470 additional shares of Class A Common Stock available as a result of unexercised Rights in the Rights Offering, for a total aggregate subscription of $185 million.

  In addition, 3,949,099 Warrants to acquire in the aggregate 3,949,099 shares of Class A Common Stock were issued to subscribers (other than Vivendi and Anjou) in the Rights Offering. In accordance with the terms of the Rights Offering, neither Vivendi nor Anjou received any Warrants. On March 12, 1998, the Company was notified that the Warrants had been approved for listing on the American Stock Exchange, Inc. (the "AMEX"). The Warrants currently trade on the AMEX under the symbol "AWT.WS."

  The Company received gross proceeds of approximately $208 million from the Rights Offering, including approximately $23 million of publicly raised proceeds. The Company used a portion of the gross proceeds from the Rights Offering to repay a $125 million unsecured term loan from Vivendi and borrowings under a $60 million credit facility with Anjou. The remaining $23 million of proceeds, representing all of the publicly-raised proceeds, will be retained for general corporate purposes, including a reduction in borrowings under the Bank Credit Facility (as defined hereinafter) and fees related to the Recapitalization. See Note 5--Financing Arrangements.

  Following the Rights Offering, Vivendi beneficially owns an aggregate of 153,609,975 shares of Class A Common Stock, representing approximately 83.0% of the issued and outstanding Class A Common Stock. The pro forma loss per share from continuing operations for the six months ended April 30, 1998 and 1997 was $.10 and $.20 per share, respectively, after giving effect to the aforementioned issuance of shares of Class A Common Stock in the Exchange and the Rights Offering and repayment of debt, as if such events had occurred as of the beginning of such periods.

Consent Solicitation

  Concurrently with the Rights Offering, pursuant to the terms of the Recapitalization Agreement, the Company solicited the consent (the "Consent Solicitation") of the holders of at least a majority in principal amount (the "Requisite Consents") of the Company's 8% Convertible Subordinated Debentures due 2015 (the "Convertible Debentures") to amend a certain provision of the indenture (the "Indenture") governing the Convertible Debentures permitting the holders to require the Company to repurchase the Convertible Debentures if any person acquires beneficial ownership of 75% or more of the voting power of the Company (the "Change of Control Provision").

  On February 23, 1998, the Consent Solicitation expired. In the Consent Solicitation, the Company received the consent of $105,937,000 aggregate principal amount of the outstanding Convertible Debentures, representing approximately 92.1% of the outstanding principal amount of the Convertible Debentures, to amend the Change of Control Provision. On February 23, 1998, the Company and The Chase Manhattan Bank, as Trustee, executed a Supplemental Indenture (the "Supplemental Indenture"), which amended the Indenture to exempt acquisitions by Vivendi or any of its Affiliates (as defined therein) of voting power equal to or greater than 75% from the application of the Change of Control Provision. Following the execution of the Supplemental Indenture and pursuant to the terms of the Consent Solicitation, the Company made an aggregate payment of approximately $477,000 to holders of Convertible Debentures who provided their consents.

Charter Amendment

  In connection with the Rights Offering, on January 26, 1998, the Board of Directors of the Company adopted a resolution setting forth proposed amendments to the Restated Certificate of Incorporation of the Company--(the "Charter Amendment"). On February 6, 1998, Vivendi and Anjou, beneficial owners of an aggregate of approximately 72.2% of the outstanding Class A Common Stock and voting power of the Company provided their written consent to the Charter Amendment. The consent of Vivendi and Anjou was sufficient to adopt the Charter Amendment without any further vote of the Company's stockholders. On March 2, 1998, the Company filed a certificate of amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware which increased the number of shares of Class A Common Stock that the Company is authorized to issue from 95,000,000 shares to 255,000,000 shares. The Charter Amendment became effective upon such filing.

  As of January 31, 1998, the Company had authorized for issuance 100,000,000 shares of common stock, par value $.001 per share, of which 95,000,000 shares were shares of Class A Common Stock and 5,000,000 shares were shares of its Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). The terms of the Class B Common Stock and the Class A Common Stock are identical in all respects except that the Class B Common Stock is not entitled to vote. Following the filing of the Charter Amendment, the Company is authorized to issue 260,000,000 shares of common stock, par value $.001 per share, of which 255,000,000 shares are shares of Class A Common Stock and 5,000,000 shares are shares of Class B Common Stock.

(4) RESEARCH-COTTRELL

  On December 2, 1997, as part of the implementation of its revised business strategy, the Company announced that it will divest its Research-Cottrell business segment which provides air pollution control technologies and services.

  On June 6, 1998, the Company entered into an agreement with Hamon & Cie, pursuant to which Hamon will acquire certain assets and assume certain liabilities related to the air pollution control operations of Research-Cottrell, Thermal Transfer Corporation and Custodis-Cottrell, including the stock of certain related European subsidiaries. The transaction, which is subject to regulatory approvals and the receipt of certain consents, is expected to close by July 31, 1998. The purchase price is expected to be in cash and notes and is subject to certain adjustments including adjustments related to cash flows from May 1, 1998 through closing. The Company will continue to pursue negotiations with other parties regarding the divestiture of its three remaining air pollution control businesses (Flex-Kleen, REECO and KVB) in order to fully implement the decision to exit this business segment.

  In connection with the above, the Company has revised its estimated loss on disposal and has provided an additional $6.0 million loss during the current quarter. Although management currently believes that such provision for Research-Cottrell is adequate, the estimated loss on disposal and losses through disposition may change in the near-term based on the final sales prices and proceeds received from a complete sale of the Research-Cottrell operations, the timing of the anticipated sales transactions, actual results through disposition and final resolution of any retained liabilities.

(5) FINANCING ARRANGEMENTS

  The Company maintains a $70.0 million secured bank credit facility (the "Bank Credit Facility") which expires December 11, 1998. As of April 30, 1998, the Company had $22.6 million of outstanding letters of credit and no borrowings under the Bank Credit Facility (unused capacity of $47.4 million).

  As of October 31, 1997, the Company had outstanding borrowings of $125 million under an unsecured term loan from Vivendi (the "Vivendi Note") and $60 million under a fully-utilized seven-year revolving credit facility with Anjou (the "Anjou Note"). Pursuant to the terms of the Recapitalization Agreement, the Company repaid the Vivendi Note and Anjou Note with a portion of the gross proceeds from the Rights Offering and terminated the related credit agreements. For a discussion of the Rights Offering, see Note 3--Recapitalization--Rights Offering.

(6) COMMITMENTS AND CONTINGENCIES

  DOJ Investigation

  In connection with a broad investigation by the U.S. Department of Justice (the "DOJ") into alleged illegal payments by various persons to members of the Houston City Council, the Company's subsidiary, Professional Services Group ("PSG"), received a federal grand jury subpoena on May 31, 1996 requesting documents regarding certain PSG consultants and representatives that had been retained by PSG to assist it in advising the City of Houston regarding the benefits that could result from the privatization of Houston's water and wastewater system (the "DOJ Investigation"). PSG has cooperated and continues to cooperate with the DOJ which has informed the Company that it is reviewing transactions among PSG and its consultants. The Company promptly initiated its own independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. In the course of its ongoing investigation, the Company became aware of questionable financial transactions with third parties and payments to certain PSG consultants and other individuals, the nature of which requires further investigation. The Company has brought these matters to the attention of the DOJ and continues to cooperate fully with its investigation. No charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or other government authority. However, since the government's investigation is still underway and is conducted largely in secret, no assurance can be given as to whether the government authorities will ultimately determine to bring charges or asset claims resulting from this investigation that could implicate or reflect adversely upon or otherwise have a material adverse effect on the financial position or results of operations of PSG or the Company taken as a whole.

Bremerton Litigation

  The City of Bremerton, Washington brought a contribution and contract action against Metcalf & Eddy Services, Inc. ("M&E Services"), the operator of a City-owned wastewater treatment plant from 1987 until late 1995. The action arises from two prior lawsuits against the City for alleged odor nuisances brought by two groups of homeowners neighboring the plant. In the first homeowners' suit, the City paid $4.3 million in cash and approximately $5 million for odor control technology to settle the case. M&E Services understands the odor control measures generally have been successful and the odors have been reduced as a result. M&E Services was not a party to the first homeowners' suit, which has been dismissed with prejudice as to all parties. In the settlement of the second homeowners' case, the City of Bremerton paid the homeowners $2.9 million, and M&E Services contributed $0.6 million to the settlement without admitting liability. All claims raised by the homeowners in the second suit have been resolved. All claims by and between M&E Services and the City in the second homeowners' suit were expressly reserved.

  At trial which commenced on March 2, 1998, the City sought to recover the amounts it expended on the two settlements, damages for M&E Services' alleged substandard operation of the plant, and attorneys' fees. The damages claimed exceeded $14 million. On April 22, 1998, the jury returned a verdict against M&E Services and in favor of the City in the net amount of approximately $0.6 million. The City filed a post-trial motion asking the trial court to enter judgment against M&E Services in the amount of $8.1 million notwithstanding the jury's verdict. On June 5, 1998, the trial court denied the City's request to increase the amount of the jury's award in its favor, but granted the City's motion to reduce the amount awarded on M&E Services' counterclaim for unpaid invoices. Accordingly, the net judgment against M&E Services and in favor of the City is approximately $0.75 million. On June 11, 1998, the City filed a motion for a new trial. No assurances can be given that, in the event of a new trial, an adverse judgment would not have a material adverse effect on the financial position or results of M&E Services or the Company taken as a whole. In the event a new trial is not granted, further proceedings in the litigation, including possible appeals, could increase or decrease the judgment by $2 million or more.

R-C Belgium Litigation

  On October 14, 1997, Research-Cottrell, Inc. and its subsidiary, Research-Cottrell Belgium, S.A. ("R-C Belgium"), were named in a lawsuit by N.V. Seghers Engineering ("Seghers") filed in the Commercial Court in Mechelen, Belgium. Seghers is R-C Belgium's joint venture partner on two large pollution control projects. The suit claims damages of approximately $13 million allegedly resulting from R-C Belgium's breach of contract and substandard performance. Damages claimed in the lawsuit consist not only of Seghers' alleged cost to repair the R-C Belgium equipment, but also lost profits, damages to business reputation, theft of employees (R-C Belgium hired two former Seghers' employees), increased costs arising out of the failure to gain timely acceptance of the two plants, excessive payments to R-C Belgium due to alleged unfair pricing practices by R-C Belgium and other miscellaneous interest charges and costs. The case involves complex technical and legal issues and is in its earliest stages. Nevertheless, the Company denies liability to Seghers and, based upon the information currently available, believes Seghers' claimed damages are grossly inflated. In addition, the Company believes it has meritorious counterclaims based upon Seghers breaches of contract and poor performance.

Other Matters

  The Company and its subsidiaries are parties to various other legal actions, government audits and investigations arising in the normal course of their businesses, some of which involve claims for substantial sums. The Company believes that the disposition of such actions, audits and investigations, individually or in the aggregate, will not have a material adverse effect on the consolidated financial position or results of operations of the Company taken as a whole.

  The Company currently maintains various types of insurance, including workers' compensation, general and professional liability and property coverages and believes that it presently maintains adequate insurance coverages for all of its present operational activities. It has been both a Company policy and a requirement of many of its clients that the Company maintain certain types and limits of insurance coverage for the services and products it offers, provided that such types and limits can be obtained on commercially reasonable terms. In addition to existing coverages, the Company has been successful in obtaining commercially reasonable coverage for certain pollution risks, though coverage has been on a claims made rather than occurrence basis due to the professional nature of some of the Company's exposures. Claims made policies provide coverage to the Company only for claims reported during the policy period. The Company's general liability and other insurance policies have historically contained absolute pollution exclusions, brought about in large measure because of the insurance industry's adverse claims experience with environmental exposures. Accordingly, there can be no assurance that environmental exposures that may be incurred by the Company and its subsidiaries will continue to be covered by insurance, or that the limits currently provided or that may be obtained in the future will be sufficient to cover such exposures. A successful claim or claims in an amount in excess of the Company's insurance coverage or for which there is no coverage could have a material adverse effect on the Company.

  The Company is often required to procure bid and performance bonds from surety companies, particularly for clients in the public sector. A bid bond guarantees that the Company will enter into the contract under consideration at the price bid and a performance bond guarantees performance of the contract. The Company is required to indemnify surety companies providing bid and performance bonds for any payments the sureties are required to make under the bonds. The Company has never forfeited a bid or a performance bond and no project sponsor has ever called and drawn a bond issued in support of the Company's contract obligations. Anjou has entered into an agreement with United States Fidelity and Guaranty Company and certain of its affiliates ("USF&G") regarding an arrangement pursuant to which, until terminated at Anjou's discretion, Anjou will enter into guarantees of certain obligations of the Company relating to the bonding of certain contracts under the Master Surety Agreement, dated October 31, 1995, between USF&G and the Company and its subsidiaries. Such guarantees would cover, in each instance, 30% of the aggregate amount of the bonds executed, procured or provided on behalf of the Company or its subsidiaries on or after October 1, 1997 and certain penalty amounts, up to $45 million. There can be no assurance that USF&G will be willing to continue to provide bid and performance bonds to the Company without a guarantee from Vivendi or one of its affiliates.

                 UNAUDITED FINANCIAL STATEMENTS FOR THE COMPANY
       FOR THE SIX-MONTH PERIODS ENDED APRIL 30, 1998 AND APRIL 30, 1999

                                                                   SCHEDUALE V-A

                               AQUA ALLIANCE INC.

                          CONSOLIDATED BALANCE SHEETS

                   As of April 30, 1999 and October 31, 1998
                       (In thousands, except share data)

                                                         April 30,  October 31,
                                                           1999        1998
                                                        ----------- -----------
                                                        (Unaudited)
                        ASSETS
Current Assets:
  Cash and cash equivalents............................  $  46,675   $ 22,197
  Accounts receivable, less allowance for doubtful
   accounts............................................     61,707     77,776
  Costs and estimated earnings in excess of billings on
   uncompleted contracts...............................     32,054     33,559
  Inventories..........................................      1,425      1,470
  Prepaid expenses and other current assets............      9,367      8,521
  Net current assets of discontinued operations........        868      1,401
                                                         ---------   --------
    Total current assets...............................    152,096    144,924
Property, plant and equipment, net.....................     11,501      9,768
Investments in environmental treatment facilities......     21,039     21,651
Goodwill, net..........................................    156,629    159,198
Other assets...........................................     15,791     20,572
Net non-current assets of discontinued operations......        184      3,239
                                                         ---------   --------
    Total assets.......................................  $ 357,240   $359,352
                                                         =========   ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt...............  $     115   $    443
  Accounts payable.....................................     97,088     87,557
  Accrued expenses.....................................     95,892     92,135
  Billings in excess of costs and estimated earnings on
   uncompleted contracts...............................     13,478     13,484
  Income taxes payable.................................      2,341      2,325
  Net current liabilities of discontinued operations...        --         483
                                                         ---------   --------
    Total current liabilities..........................    208,914    196,427
                                                         ---------   --------
Long-term debt.........................................    117,755    119,405
                                                         ---------   --------
Commitments and contingencies (Note 6)
Stockholders' equity:
  Common stock, par value $.001, authorized 260,000,000
   shares; issued 185,266,429 shares...................        185        185
  Additional paid-in capital...........................    629,130    629,130
  Accumulated deficit..................................   (598,093)   (58,516)
  Common stock in treasury, at cost....................       (108)      (108)
  Cumulative currency translation adjustment...........       (543)      (522)
    Total stockholders' equity.........................     30,571     43,520
                                                         ---------   --------
    Total liabilities and stockholders' equity.........  $ 357,240   $359,352
                                                         =========   ========

The accompanying notes to consolidated financial statements are an integralpart of these financial statements.

                               AQUA ALLIANCE INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

       For the Three and Six Month Periods Ended April 30, 1999 and 1998
                     (In thousands, except per share data)
                                  (Unaudited)

                                          Three Months
                                              Ended         Six Months Ended
                                            April 30            April 30
                                        ------------------  ------------------
                                          1999      1998      1999      1998
                                        --------  --------  --------  --------
Sales.................................. $118,028  $111,802  $231,186  $222,076
Cost of sales..........................  101,669    98,750   203,008   195,523
                                        --------  --------  --------  --------
    Gross margin.......................   16,359    13,052    28,178    26,553
Selling, general and administrative
 expenses..............................   15,642    16,880    30,651    31,132
Depreciation and amortization..........    2,707     2,980     5,277     6,064
                                        --------  --------  --------  --------
    Operating loss from continuing
     operations........................   (1,990)   (6,808)   (7,750)  (10,643)
Interest expense, net..................   (2,125)   (3,708)   (4,339)   (9,730)
Other expense, net.....................     (174)     (165)     (388)     (824)
                                        --------  --------  --------  --------
    Loss from continuing operations
     before income taxes and cumulative
     effect of change in accounting
     principle.........................   (4,289)  (10,681)  (12,477)  (21,197)
Income tax expense.....................     (225)     (269)     (451)     (514)
                                        --------  --------  --------  --------
    Loss from continuing operations....   (4,514)  (10,950)  (12,928)  (21,711)
Discontinued operations:
  Loss from discontinued segment.......      --     (6,000)      --     (6,000)
Cumulative effect on prior years (to
 October 31, 1997) of change in the
 method of accounting for start-up
 costs.................................      --        --        --    (11,082)
                                        --------  --------  --------  --------
    Net loss........................... $ (4,514) $(16,950) $(12,928) $(38,793)
                                        ========  ========  ========  ========
Loss per common share:
  Continuing operations................ $   (.02) $   (.08) $   (.07) $   (.25)
  Discontinued operations..............      --       (.04)      --       (.07)
  Cumulative effect on prior years (to
   October 31, 1997) of change in the
   method of accounting for start-up
   costs...............................      --        --        --       (.12)
                                        --------  --------  --------  --------
Net loss............................... $   (.02) $   (.12) $   (.07) $   (.44)
                                        ========  ========  ========  ========
Weighted average number of shares
 outstanding...........................  185,177   140,490   185,177    87,753

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                               AQUA ALLIANCE INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

       For the Three and Six Month Periods Ended April 30, 1999 and 1998
                                 (In thousands)
                                  (Unaudited)

                                            Three Months
                                               Ended         Six Months Ended
                                              April 30           April 30
                                          -----------------  ------------------
                                           1999      1998      1999      1998
                                          -------  --------  --------  --------
Net loss................................. $(4,514) $(16,950) $(12,928) $(38,793)
Other comprehensive income:
  Foreign currency translation
   adjustments...........................     (16)    1,229       (21)    1,051
                                          -------  --------  --------  --------
Total comprehensive income (loss)........ $(4,530) $(15,721) $(12,949) $(37,742)
                                          =======  ========  ========  ========




The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

                               AQUA ALLIANCE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            For the Six Month Periods Ended April 30, 1999 and 1998
                                 (In thousands)
                                  (Unaudited)

                                                            Six Months Ended
                                                                April 30
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Cash Flows From Operating Activities:
 Net loss.................................................. $(12,928) $(38,793)
 Adjustments to reconcile net loss to net cash used for
  continuing operations--
 Cumulative effect on prior years (to October 31, 1997) of
  change in the method of accounting for start-up costs....      --     11,082
 Discontinued operations...................................      --      6,000
 Depreciation and amortization.............................    5,277     6,064
 Other.....................................................       57       380
 Changes in assets and liabilities, excluding effects of
  divestitures--
  (Increase) decrease in assets--
   Accounts receivable.....................................   16,069     6,761
   Costs and estimated earnings in excess of billings on
    uncompleted contracts..................................    1,505    (2,902)
   Inventories.............................................       45       102
   Prepaid expenses and other current assets...............     (846)   (3,785)
   Other assets............................................       80       107
  Increase (decrease) in liabilities--
   Accounts payable........................................    9,531    17,670
   Accrued expenses........................................    4,696    (3,526)
   Billings in excess of costs and estimated earnings on
    uncompleted contracts..................................       (6)     (601)
   Income taxes............................................       16       177
                                                            --------  --------
    Net cash provided by (used for) continuing operations..   23,496    (1,264)
    Net cash provided by (used for) discontinued
     operations............................................    1,223    (4,101)
                                                            --------  --------
    Net cash provided by (used for) operating activities...   24,719    (5,365)
                                                            --------  --------
Cash Flows From Investing Activities:
 Proceeds from sale of businesses..........................    2,000       --
 Capital expenditures......................................   (3,864)   (1,383)
 Proceeds from sale of property, plant and equipment.......    7,086       668
 Investment in environmental treatment facilities..........      555       139
 Investments in new contracts and other....................   (3,901)   (2,476)
 Discontinued operations...................................     (118)     (265)
                                                            --------  --------
    Net cash provided by (used for) investing activities...    1,758    (3,317)
                                                            --------  --------
Cash Flows From Financing Activities:
 Proceeds from issuance of common stock....................      --    208,025
 Payments of notes payable and long-term debt..............   (1,978) (125,146)
 Net borrowings under credit facilities....................      --    (63,000)
 Other.....................................................      (21)   (2,179)
 Discontinued operations...................................      --      1,078
                                                            --------  --------
    Net cash provided by (used for) financing activities...   (1,999)   18,778
                                                            --------  --------
    Net increase in cash and cash equivalents..............   24,478    10,096
Cash and Cash Equivalents at Beginning of Period...........   22,197    12,089
                                                            --------  --------
Cash and Cash Equivalents at End of Period................. $ 46,675  $ 22,185
                                                            ========  ========
Supplemental Disclosures of Cash Flow Information:
 Cash paid for interest.................................... $  4,808  $ 10,969
                                                            ========  ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                              AQUA ALLIANCE INC.

        NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(1) BASIS OF PRESENTATION

  The interim consolidated financial statements and the following notes should be read in conjunction with the notes to the Consolidated Financial Statements of Aqua Alliance Inc., formerly Air & Water Technologies Corporation ("AAI" or the "Company"), and its consolidated subsidiaries, which are included in its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 filed with the Securities and Exchange Commission. The interim information reflects all adjustments, including normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the results for the interim period. Results for the interim period are not necessarily indicative of results to be expected for the full year.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Reclassifications

  Certain reclassifications have been made to the 1998 consolidated financial statements to conform to the 1999 interim presentation.

 Recently adopted accounting pronouncements

  In June 1997, Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," was issued. As required by the statement, the Company adopted SFAS No. 130 on November 1, 1998. Under provisions of this statement, the Company has included a financial statement presentation of comprehensive income and its components. Implementation of this standard did not affect the Company's financial position or results of operations.

(3) CHANGE IN ACCOUNTING

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred, with the effect of initial adoption reported as a cumulative effect of a change in accounting principle. The Company early adopted SOP 98-5 effective November 1, 1997, as permitted by the SOP.

  The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $11,082,000. The impact of adoption of the SOP on previously reported operating income was to change the results for the three and six month periods ended April 30, 1998 from operating losses of $11,856,000 and $23,529,000, to operating losses of $10,950,000 and
$21,711,000, respectively. The reported loss per share from continuing operations in the second quarter of 1998 was reduced from $0.09 to $0.08. The reported loss per share from continuing operations for the six month period ended April 30, 1998 was reduced from $0.27 to $0.25.

(4) REVISED BUSINESS STRATEGY

  As part of the final stages of the Research-Cottrell segment divestiture, on January 19, 1999, the Company sold Regenerative Environmental Equipment Company, Inc. ("REECO"), the last of the Research-Cottrell units, for approximately $2.0 million. Although management believes that current provisions for the liquidation of Research-Cottrell are adequate, the estimated loss on disposal may change in the near-term based on the final resolution of the remaining assets and liabilities of the discontinued segment.

  The results of operations and financial condition of Research-Cottrell are reported as discontinued operations for all periods presented.

                              AQUA ALLIANCE INC.

                                  (Unaudited)


(5) RECENT DEVELOPMENTS

 Vivendi Going Private Proposal

  See Note (6) for a discussion of Vivendi's proposal to take the Company private.

 Contract with PRASA

  In September 1995, PSG's wholly-owned subsidiary P S Group (PSG) of Puerto Rico, Inc., now known as Compania de Aguas de Puerto Rico, Inc. ("PSG Puerto Rico"), commenced operations under a five year contract with the Puerto Rico Aqueduct & Sewer Authority ("PRASA"), a public corporation of the Commonwealth of Puerto Rico, providing for the operation, management, repair and maintenance of a significant portion of Puerto Rico's water and sewage treatment system.

  On September 15, 1998, the Company and Compagnie Generale des Eaux-Sahide ("CGE"), a subsidiary of Vivendi, a French corporation and the Company's largest stockholder ("Vivendi"), collectively as the Operator, executed the First Amended and Restated Agreement, an amendment to the original PRASA contract (the "First Amendment"), including the assignment by PSG Puerto Rico of the contract with PRASA to the Company and CGE. This amendment, in addition to expanding the scope and increasing the fee base of the original contract, extended the term of the contract to August 31, 2001. On March 1, 1999,the Second Amended and Restated Agreement, a second amendment to the original PRASA contract (the "Second Amendment"), was executed. The Second Amendment further expanded the services performed to include, among others, management and oversight of PRASA's Engineering Department, its Environmental Compliance Division, the office of General Counsel and certain functions of PRASA's Office of the Executive Director. In conjunction with the execution of the First Amendment and the Second Amendment, the Company, PRASA and the Puerto Rico Electric Power Authority ("PREPA") executed certain payments among the parties, the result of which was that amounts due to the Company from PRASA and amounts due by the Company to PREPA were significantly reduced.

  The fee structure under the Second Amendment is based on various components including a management fee, part of which will be deferred and earned-out as performance incentives, compensation for operating costs and certain pass through costs. If all incentives are earned, the Second Amendment is expected to generate approximately $145 million of revenues per annum. This level of revenues could be increased in the event the Company either earns additional incentives or effects cost reductions below certain established benchmark levels in areas such as utilities or chemical usage. Alternatively, in the event that costs incurred are in excess of the levels designated in the Second Amendment, the Company would be required to absorb the overruns. The Company's performance obligations to PRASA are secured by a performance bond issued by an independent surety company and a limited guarantee in favor of PRASA provided by Vivendi. Concurrently, the Government Development Bank for Puerto Rico has guaranteed the payment obligation of PRASA due to the Company to the extent of $18.9 million for the period September 1, 1998 through August 31, 1999, and in the amount of $20.8 million each year through the Second Amendment's current term. While PRASA has a one-time option to terminate the contract on September 1, 2000 with a ninety-day written notice, management expects that this contract will not be prematurely cancelled but will remain in effect through its extended term of August 31, 2001.

(6) COMMITMENTS AND CONTINGENCIES

 DOJ Investigation

  In connection with a broad investigation by the U.S. Department of Justice (the "DOJ") into alleged illegal payments by various persons to members of the Houston City Council, the Company's subsidiary, PSG, received a federal grand jury subpoena on May 31, 1996, requesting documents regarding certain PSG consultants and

                              AQUA ALLIANCE INC.

                                  (Unaudited)

representatives who had been retained by PSG to assist it in advising the City of Houston regarding the benefits that could result from the privatization of Houston's water and wastewater system (the "DOJ Investigation"). PSG has cooperated and continues to cooperate with the DOJ which has informed the Company that it is reviewing transactions among PSG and its consultants. The Company promptly initiated its own independent investigation into these matters and placed PSG's then Chief Executive Officer on administrative leave of absence with pay. The PSG Chief Executive Officer, who has denied any wrongdoing, resigned from PSG on December 4, 1996. In the course of its ongoing investigation, the Company became aware of questionable financial transactions with third parties and payments to certain PSG consultants and other individuals, the nature of which requires further investigation. The Company has brought these matters to the attention of the DOJ and continues to cooperate fully with its investigation. No charges of wrongdoing have been brought against PSG or any PSG executive or employee by any grand jury or other government authority. However, since the government's investigation is still underway and is conducted largely in secret, no assurance can be given as to whether the government authorities will ultimately determine to bring charges or assert claims resulting from this investigation that could implicate or reflect adversely upon or otherwise have a material adverse effect on the financial position or results of operations of PSG or the Company taken as a whole.

 Bremerton Litigation

  The City of Bremerton, Washington brought a contribution and contract action against Metcalf & Eddy Services, Inc. ("M&E Services"), the operator of a City-owned wastewater treatment plant from 1987 until late 1995. The action arises from two prior lawsuits against the City for alleged odor nuisances brought by two groups of homeowners neighboring the plant. In the first homeowners' suit, the City paid $4.3 million in cash and approximately $5 million for odor control technology to settle the case. M&E Services understands the odor control measures generally have been successful and the odors have been reduced as a result. M&E Services was not a party to the first homeowners' suit, which has been dismissed with prejudice as to all parties. In the settlement of the second homeowners' case, the City of Bremerton paid the homeowners $2.9 million, and M&E Services contributed $0.6 million to the settlement without admitting liability. All claims raised by the homeowners in the second suit have been resolved. All claims by and between M&E Services and the City in the second homeowners' suit were expressly reserved.

  At trial, which commenced on March 2, 1998, the City sought to recover the amounts it expended on the two settlements, damages for M&E Services' alleged substandard operation of the plant, and attorney's fees. The damages claimed exceeded $14 million. On April 22, 1998, the jury returned a verdict against M&E Services and in favor of the City in the net amount of approximately $0.6 million. After considering various motions by the City challenging the verdict and its amount, on June 26, 1998, the trial court entered final judgement against M&E Services and in favor of the City in the net amount of approximately $0.75 million. Both sides have appealed. The appellate court could increase or decrease the judgement by $2.0 million or more or remand the case for a new trail. No assurances can be given that, as a result of further court proceedings, an adverse judgement would not have a material adverse effect on the financial position or results of operations of the Company.

 Belgium Litigation

  On October 14, 1997, Research-Cottrell, Inc. (now known as AWT Air Company, Inc.) and its subsidiary, Research-Cottrell Belgium, S.A. (now known as AWT Air Company (Belgium) S.A.) ("AWT Belgium") were named in a lawsuit by N.V. Seghers Engineering ("Seghers") filed in the Commercial Court in Mechelen, Belgium. Seghers is AWT Belgium's joint venture partner on two large pollution control projects. The suit claims damages of approximately $13 million allegedly resulting from AWT Belgium's breach of contract and substandard performance. Damages claimed in the lawsuit consist not only of Seghers' alleged cost to repair the

                              AQUA ALLIANCE INC.

                                  (Unaudited)

AWT Belgium equipment, but also lost profits, damages to business reputation, theft of employees (AWT Belgium hired two former Seghers employees), increased costs arising out of the failure to gain timely acceptance of the two plants, excessive payments to AWT Belgium due to alleged unfair pricing practices by AWT Belgium and other miscellaneous interest charges and costs. Seghers has also filed a suit in Belgium against AWT Belgium, Hamon Research-Cottrell (Belgium) S.A., the purchaser of AWT Belgium's assets, and related entities, claiming that the sale of AWT Belgium would operate as a fraud and deprive Seghers of its rightful recovery in the litigation. The cases involve complex technical and legal issues. Nevertheless, the Company denies liability to Seghers and, based upon the information currently available, believes Seghers' claimed damages are grossly inflated. In addition, the Company believes it has counterclaims based upon Seghers' breaches of contract.

 U.S. Attorney's Office Investigation

  The United States Attorney's Office (the "U.S. Attorney's Office") in Boston, Massachusetts is conducting an investigation of certain entertainment and travel payments allegedly made to Egyptian officials between 1994 and 1996 by the Company's subsidiary, Metcalf & Eddy International, Inc. (which was merged into its parent, Metcalf & Eddy, Inc.), while Metcalf & Eddy International, Inc. was performing services in Egypt pursuant to contracts with the United Stages Agency for International Development. M&E has cooperated and continues to cooperate fully with the U.S. Attorney's Office. No charges of wrongdoing have been brought against M&E or any M&E executive or employee by any grand jury or other government authority. To date, the government has advised M&E that it has made no decision as to how it will proceed.

 Vivendi Going Private Proposal

  On April 1, 1999, Vivendi submitted to members of a special committee of the Company's Board of Directors a proposal to take the Company private for $2.00 per share in cash for each outstanding share of Class A Common Stock. Six purported class action complaints relating to Vivendi's April 1 proposal to take the Company private have been filed in the Delaware Court of Chancery against Vivendi, Vivendi North America Company or Vivendi North America Operations, Inc., and each of the members (and one former member) of the Company's Board of Directors. The complaints allege, among other things, that the consideration proposed to be paid by Vivendi for the shares of Class A Common Stock is grossly inadequate and that the terms of the proposed transaction are unfair to the Company's public stockholders. The complaints seek preliminary and permanent injunctive relief, recission in the event that the transaction is consummated and compensatory damages. The special committee is in the process of reviewing the going private proposal from Vivendi. The Company believes that the claims are meritless and intends to defend them vigorously.

 Other Matters

  The Company and its subsidiaries are parties to various other legal actions and government audits arising in the normal course of their businesses, some of which involve claims for substantial sums. The Company believes that the disposition of such actions and audits, individually or in the aggregate, will not have an adverse effect on the consolidated financial position or results of operations of the Company taken as a whole. Moreover, as a general matter, providers of services similar to those provided by the Company may be subject to lawsuits alleging negligence or other similar claims and environmental liabilities, which may involve claims for substantial damages. Damages assessed in connection with and the costs of defending any such actions could be substantial. The Company's management believes that the levels of insurance coverage are adequate to cover currently estimated exposures. Although the Company believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, there can be no assurance that the Company will be able to obtain such coverage or will be able to do so at an acceptable cost or that the Company will not incur significant liabilities in excess of policy limits.

  . Dependency on key projects, customers and contracts.

  . The ability to obtain new contracts (some of which are significant) from existing and new clients.

  . The ability of the Company to continue to obtain new bid and performance bonds.

  . The execution of expected new projects and those projects in backlog within the most recent cost estimates.

  . Changes in interest rates causing an increase in the Company's effective borrowing rate.

  . Adverse resolution of litigation matters and existing claims arising in the ordinary course of business.

  . The ability of the Company to access capital (through an investment fund, off-balance sheet vehicle or otherwise) and to effect and finance future investments.

  . The ability of the Company to successfully implement its revised business strategy.

  . The ability of the Company to obtain any necessary waivers, extensions or renewals of the Bank Credit Facility.

  . The acceptance by the Company's current and prospective customers of the Company's financial position.

  . The effectiveness of the business planning committee of the Board of Directors in identifying strategies aimed at increasing stockholder value.

  . The ability of the Company to identify and remediate any Y2K compliance issues on a timely basis.

  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       THE DEPOSITARY FOR THE OFFER IS:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Mail:                   By Hand:                 By Overnight:
     Reorganization        Reorganization Department       Reorganization
       Department                120 Broadway                Department
      P.O. Box 3301               13th Floor             85 Challenger Road,
  South Hackensack, NJ        New York, NY 10271           Mail Drop-Reorg
          07606

                          By Facsimile Transmission:     Ridgefield Park, NJ
                       (for eligible institutions only)         07660
                                (201) 296-4293

                        Confirm Facsimile Transmission:
                               By Telephone Only
                                (201) 296-1860

  Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. Stockholders and Warrantholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                          INNISFREE M&A INCORPORATED
                        501 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK 10022

                BANKS AND BROKERS CALL COLLECT: (212) 750-5833
                   ALL OTHERS CALL TOLL FREE (888) 750-5834

                     The Dealer Manager for the Offer is:

                            Lazard Freres & Co. llc

                             30 Rockefeller Plaza
                           New York, New York 10020
                                (212) 632-6717